January 9, 2006

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Jeffrey Riedler
Mr. Greg Belliston
Mr. Todd Sherman
Mr. Donald Abbott

Re:	NightHawk Radiology Holdings, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed December 22, 2005
File No. 333-128820

Gentlemen:

On behalf of NightHawk Radiology Holdings, Inc. (the “Company”), we respectfully submit this letter in response to comments from the Staff of the Securities and Exchange Commission received by letter dated January 3, 2006 relating to the Company’s Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-128820) filed with the Commission on December 22, 2005.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

FORM S-1

NightHawk Radiology Holdings Inc. and Subsidiaries Financial Statements

Note 1. The Company, page F-9

Recapitalization, page F-9

1.	Please refer to your responses to prior comment 50 in your letter dated November 8, 2005 and comment 18 in your letter dated November 25, 2005. To assist us in understanding your responses and the information obtained during our conference call with Doug Barton, Deloitte & Touche National Office, San Francisco, on December 22, 2005, please address the following as it relates to your EITF 88-16 analogy:

The following responses make reference to the Nighthawk Radiology Services LLC Limited Liability Company Agreement (“the Agreement”) dated August 13, 2001, a copy of which is included as an attachment to this letter.

a.	Please confirm the structure of the Board of Managers for Nighthawk Radiology Services LLC (“LLC”). Specifically state the number of seats on the Board of Managers and who appoints each Manager.

Section 4.1.1 of the Agreement stated that the Board of Managers of NightHawk Radiology Services, LLC (the “LLC”) was to be comprised of not less than one, nor more than four, Managers. Changes in the size of the Board required not less than 80 percent approval from the Members or 80 percent majority from the Board of Managers. Section 4.1.1 of the Agreement stipulated that the Board of Managers was to be initially comprised of the three Founding Managers (Dr. Paul Berger, Mr. Jon Berger and Mr. Christopher Huber) and a representative from Radiology Associates of North Idaho P.A. (“RANI”). With regard to the period of time after the initial establishment of the Board of Managers, Section 4.1.3.2 of the Agreement provided that each of the Founding Managers had a right, respectively, to appoint and elect one member of the Board of Managers, so long as such Founding Manager continued in active service to the Company. As a result, this provision provided each of the three Founding Managers the ability to remain on the Board of Managers on an ongoing basis.

In May of 2002, the Members unanimously agreed to increase the size of the Board of Managers from four to five and to elect an additional representative of RANI to serve on the Board of Managers.

b.	We note in your response to prior comment 18 that under Section 4 of the LLC Agreement a Manager can be removed from the Board for cause. Please tell us how the term “cause” is defined in the LLC Agreement.

As stated in Section 4.1.9 of the Agreement, “Cause” shall mean any act by the Founding Manager involving, (i) flagrant disloyalty to the Company, (ii) embezzlement, (iii) theft, (iv) material dishonesty, (v) a conviction of, or plea of, nolo contendere to a crime involving moral turpitude or a felony, (vi) a showing that such Founding Member intentionally violated his fiduciary duties owed to the Company.

c.	Please confirm that the voting interests of LLC reside only with the Board of Managers and that the percentage ownership of membership units is only indicative of economic interests. Additionally, please confirm that no LLC votes or decisions are made based on economic interests.

The Company hereby confirms that the voting interests of the LLC, as related to the day-to-day operations of the LLC, resided only with the Board of Managers and, as a result, the percentage of ownership of membership units was only indicative of economic interests. This is by virtue of Sections 4.1 and 4.2 of the Agreement, in which the Members agreed that the Board of Managers, constituted as described in the response to (a) above, would have the authority to manage the customary and ordinary business of the Company. However, Section 6.8 of the Agreement provided that certain events outside the customary and ordinary business of the LLC required approval by Members holding not less than eighty percent (80%) of the membership units. These corporate events are discussed in more detail in our response to Section 1.d. below.

d.	We note that the Managers of LLC had the authority to conduct and manage the usual, customary and ordinary course of business of the LLC subject to any exceptions or limitations provided for in the LLC Agreement. Please identify the exceptions and limitations specified in the LLC Agreement. Please explain to us why these exceptions and limitations do not, in your analogy to EITF 88-16, represent a legal or external restriction on the Management subset of the NEWCO control group’s “ability to exercise the normal rights and privileges associated with voting control.” Please refer to the definition of “unilateral control” in EITF 88-16.

The exceptions and limitations that were not within the Managers’ power and authority are the five matters specified in Section 6.8 of the Agreement. Each of those matters required the approval of not less than 80% of the membership units. The five matters are as follows:

1.	The Managers may not confess a judgment against the Company.

2.	The Managers shall not authorize, approve or direct any Sale of all or substantially all of the Company Properties.

3.	Unless a Dissolution Event has occurred, the Managers shall not dissolve the Company.

4.	The amendment to the Agreement to provide for a class or series of Preferred Units.

5.	Any change in the number of members of the Board of Managers.

With regard to the definition of “unilateral control” in EITF 88-16 in relation to the foregoing items, the Company first observes that because the Recapitalization was not highly leveraged, it is subject to the scope of SFAS 141 rather than EITF 88-16. In order to apply purchase accounting, paragraph 9 of SFAS 141 requires that an entity “… obtains control (footnote 5) over that entity or entities.” Footnote 5 thereto states the following:

Control is generally indicated by “ownership by one company, directly or indirectly, of over fifty percent of the outstanding voting shares of another company” (ARB No. 51, Consolidated Financial Statements, paragraph 2, as amended by FASB Statement No. 94, Consolidation of All Majority-owned Subsidiaries), although control may exist in other circumstances.

In responding to comment 18 in our letter dated November 25, 2005, we referred to EITF 88-16 only by analogy to provide a point of reference to determine whether Holdings “obtained control.” Our main purpose in referring to EITF 88-16 was that we thought it would help demonstrate that in transactions such as this involving a change in ownership of only one company, whether “control is obtained” should be assessed at the shareholder level before and after the transaction, not merely by reference to the fact that a NEWCO acquired 100% of an OLDCO. We think the SEC staff agrees that what happened in the Recapitalization at the shareholder level is determinative, and in that sense our reference to EITF 88-16 was helpful.

Unfortunately, other than the requirement to obtain control, SFAS 141 lacks detailed guidance about making that assessment, particularly when no one shareholder obtains control. Accordingly, we continued to use the more detailed framework provided by EITF 88-16 to help make that analysis. As the SEC staff pointed out, unilateral control is defined therein as follows:

Ownership of more than 50 percent of the voting interest of a business enterprise unless the voting rights are legally or externally restricted in such a way that the ability to exercise the normal rights and privileges associated with voting control is absent.

The only constraints on the Managers in respect of the operations of the LLC were those imposed by Section 6.8 described above. We do not believe that these five limitations mean that the “normal rights and privileges associated with voting control [were] absent” for the Management subset of the NEWCO control group. The nature of the limitations is more important than the fact that they exist. To assess the significance of those restrictions, the most analogous literature appears to be EITF 96-16. As the Company stated in its response dated November 25, 2005, the five matters are merely protective in nature and therefore do not lead to the conclusion that “normal rights and privileges associated with voting control are absent.” The most important rights and privileges of voting stock are the ability to implement major operating and financial policies in the normal course of operations, and the five matters do not restrict that ability. We also point out that the only guidance with respect to obtaining control that is provided in paragraph 9 of SFAS 141 is found in footnote 5 thereto as noted above. All the literature cited in that footnote was written to provide guidance on consolidation, as was EITF 96-16. Since the only description of control in SFAS 141 comes from consolidation literature, the Company’s use of EITF 96-16 by analogy to assess the significance of the five matters in Section 6.8 is appropriate. The Company continues to believe that the matters in Section 6.8 are outside the ordinary course of business, and do not lead to a conclusion that normal control rights and privileges are absent.

The following responses make reference to the Nighthawk Radiology Holdings, Inc. Stockholders Agreement (“Stockholders Agreement”), dated March 31, 2004, a copy of which is included as an attachment to this letter. Defined terms used but not defined in the responses below shall have the meanings ascribed to such terms in the Stockholders Agreement.

e.	Please confirm the structure of the Board of Directors for Nighthawk Radiology Holdings, Inc. (“Holdings”). Specifically state the number of directors on the Board, who can appoint a director, how long each director serves, and any conditions that exist for the removal of a director from the Board.

Section 1(a)(i) of the Stockholders Agreement provides that the authorized number of directors on the Board of Directors (the “Holdings Board”) of NightHawk Radiology Holdings, Inc. (the “Company”) shall be established and maintained at five directors. Section 1(a)(ii) of the Stockholders Agreement provides that (i) for so long as any shares of Series A Preferred Stock remain outstanding, one (1) member of the Holdings Board shall be designated by the Investors (which term is defined to mean the entities affiliated with Summit Partners, L.P. that purchased shares of Holdings’ Series A Preferred Stock), (ii) three (3) members shall be elected by the Other Stockholders (defined as Dr. Berger, Mr. Berger and Mr. Huber and any tranferees ) and (iii) one member shall be an outside director elected by the holders of outstanding Common Stock and Preferred Stock (voting on an as-if converted basis).

In March 2004, pursuant to an Action by Written Consent, the stockholders agreed to (i) increase the number of directors on the Holdings Board to seven (7), and (ii) elect two (2) additional outside directors.

According to the Company’s Bylaws, each director will hold office until his or her earlier death, resignation or removal. Directors may only be removed upon the vote of at least a majority of the shares of Common Stock and Preferred Stock (voting on as-if converted basis and subject to the requirements of the Stockholders Agreement described above).

f.	Please clarify if the voting interest in Holdings is based on fully-diluted ownership interest in Holdings or based on the Board of Directors.

The Company is organized under the laws of the State of Delaware and, as such, is subject to the provisions of the Delaware General Corporation Law (the “DGCL”). The DGCL provides that certain matters require a vote of the Company’s stockholders, whereas others fall within the authority of the Company’s Board of Directors or its elected officers. All matters subject to approval by the Company’s stockholders require the affirmative approval of at least a majority of the shares of Common Stock and Preferred Stock (voting on an as-if converted basis). In addition, certain enumerated corporate transactions set forth in Section 4C of the Securities Purchase & Contribution Agreement dated March 31, 2004 (the “Purchase Agreement”) require the affirmative approval of the holders of at least a majority of the outstanding shares of Series A Preferred Stock (held by Summit) and at least a majority of the outstanding principal amount of the Promissory Notes (which Promissory Notes no longer remain outstanding). The Purchase Agreement is attached as an exhibit to this letter. The right to approve the specified matters provides Summit with veto power, but does not convey the ability to unilaterally cause such matters to be undertaken (the right to veto does not equate to the right to control).

g.	In your response to the above questions please refer us to the specific section(s) of the applicable agreements and provide us with a copy of the agreements.

In response to the Staff’s comment, the Company has referred the Staff to specific sections where appropriate and has attached the Agreement, the Stockholders Agreement and the Purchase Agreement as Exhibit A, Exhibit B, and Exhibit C, respectively, to this letter.

2.	Please clarify the following information as it relates to your recapitalization transaction:

a.	Your response to prior comment 50 suggests that Managers contributed a 34 percent ownership interest in the LLC for approximately 21 million shares of Holdings’ common stock. Yet after the redemption of membership units of one member on January 2, 2004 it appears that Managers contributed a 35.6 percent interest in the LLC. Please clarify whether Managers contributed a 34 percent interest or a 35.6 percent interest in the LLC.

After redemption of membership units on January 2, 2004, the Managers owned 35.6 percent of the LLC units. Subsequently, the Managers contributed their 35.6 percent interest in the LLC for approximately 21 million shares of Holdings’ common stock.

b.	Please refer to your response to prior comment 18. Please confirm that the redeemable convertible preferred stock issued to Summit Partners is convertible before it can be redeemed.

We hereby confirm that the redeemable convertible preferred stock is convertible before it can be redeemed.

c.	Your response to prior comment 50 suggests that Summit Partners purchased Radiology Associates of Northern Idaho’s (“RANI”) ownership interest in LLC. Please confirm that Holdings purchased RANI’s interest in the LLC or advise us further. Tell us how NRS Corporation’s ownership interest in the LLC disclosed on page F-9 relates to RANI’s ownership interest in the LLC.

Holdings utilized the proceeds from the sale of the shares of its Series A Preferred Stock and the Promissory Notes to fund the purchase of all of the outstanding shares of NRS Corporation (which was formerly operated as Radiology Associates of Northern Idaho, PC (“RANI”)). Prior to the closing of the transactions on March 31, 2004, RANI converted from a professional corporation to a corporation pursuant to Title 30 of the General Business Corporations laws of the State of Idaho and changed its name to NRS Corporation. In addition, prior to the closing of the transactions on March 31, 2004, RANI transferred all assets and liabilities other than the membership units in the LLC out of RANI, leaving the membership units as its only remaining asset.

d.	Please explain to us why RANI’s economic interest was disproportionate to its voting interest, i.e. representation on the LLC’s Board of Managers.

The allocation of the ownership of the membership units of the LLC and the structure of the LLC’s Board of Managers reflects the recognition by the parties that, while RANI may have provided the initial capital to fund the LLC’s operations, Dr. Berger, Mr. Berger and Mr. Huber were tasked with managing the day-to-day affairs of the LLC.

e.	Your response to prior comment 50 states that “Based on management’s analysis, there have never been any voting agreements among any of the members of the limited liability company or shareholders of Holdings with respect to the day-to-day operations of the Company.” Please confirm that there were no voting agreements among the members of the LLC or shareholders of Holdings regarding any non day-to-day or other infrequent operational matters.

Other than those matters described in response 1a (agreement as to the makeup of the Board of Managers of the LLC) and 1d (agreement as to the makeup of the Board of Directors the Company), we hereby confirm that there were no voting agreements among the members of the LLC and that there are no voting agreements among the shareholders of Holdings regarding any non day-to-day or other infrequent operational matters.

*            *            *

Please direct your questions or comments regarding this letter to the undersigned or Mark J. Handfelt of this office at (206) 883-2500. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Patrick J. Schultheis
Patrick J. Schultheis

Enclosures

cc:	Paul E. Berger, M.D.
Paul E. Cartee, Esq.
NightHawk Radiology Holdings, Inc.

Mark J. Handfelt, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Bruce K. Dallas, Esq.
Davis Polk & Wardwell

Exhibit A

NIGHTHAWK RADIOLOGY SERVICES, LLC

LIMITED LIABILITY COMPANY AGREEMENT

August 13, 2001

-i-

-ii-

		Page
13.2	No Third Party Beneficiaries	29
13.3	Binding Effect	29
13.4	Entire Understanding	29
13.5	Governing Law, Jurisdiction, Venue	29
13.6	Counterparts	29
13.7	Captions and Cross-References	29
13.8	Interpretation	30
13.9	Invalidity or Unenforceability	30
13.10	Waiver, Amendment and Extension	30
13.11	Amendment	30
13.12	Power of Attorney	30

EXHIBITS

Exhibit A:	List of Members
Exhibit B:	Capital Contributions
Exhibit C:	Addendum Agreement

-iii-

NIGHTHAWK RADIOLOGY SERVICES, LLC

LIMITED LIABILITY COMPANY AGREEMENT

This Limited Liability Company Agreement (this “Agreement”), as amended from time to time, is made and entered into as of this 13th day of August, 2001 by and between Christopher R. Huber, Jon Berger, Paul Berger, and Radiology Associates of North Idaho, P.A. (“Radiology Associates”) as the Initial Members of Nighthawk Radiology Services, LLC, and such additional Members as may be admitted from time to time in accordance with the terms of this Agreement.

The parties have agreed to organize and operate a limited liability company in accordance with the terms and subject to the conditions set forth in this Agreement.

SECTION 1: DEFINED TERMS

The underlined, capitalized terms in the following paragraphs of this Section 1 shall have the meaning set forth in such paragraph.

Act. The Idaho Limited Liability Company Act (Idaho Code Title 53, Chapter 6), as amended from time to time.

Adjusted Capital Account Deficit. Adjusted Capital Account Deficit means, with respect to any Member, the deficit balance, if any, in the Member’s Capital Account as of the end of the relevant taxable year, after giving effect to the following adjustments:

(i) the deficit shall be decreased by the amounts which the Member is obligated to restore or deemed obligated to restore pursuant to Regulation Sections 1.704-2(g)(1) and (i)(5) (i.e., the Member’s share of Minimum Gain and Member Minimum Gain); and

(ii) the deficit shall be increased by the items described in Regulation Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

Affiliate. With respect to any Person, (a) any other Person directly or indirectly controlling, controlled by or under common control with such Person; (b) any other Person owning or controlling five percent (5%) or more of the outstanding Units of such Person; (c) any officer, director, member, manager or general partner of such Person; (d) any other Person who is an officer, director, general partner, trustee, manager or holder of five percent (5%) or more of the voting interest of any Person described in clauses (a) through (c); or (e) any other Person who is a family member of such Person or any Person described in clauses (a) through (d); and (f) any Person in which any one or more of the Persons described in clauses (b) through (d) owns or controls five percent (5%), or more, of the outstanding Units. For purposes of this definition the phrase “controls, is controlled by, or is under common control with” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise and the term “family member” shall include spouses, parents, grandparents, children and grandchildren by marriage, birth, adoption or otherwise.

Agreement. This Limited Liability Company Agreement and the Exhibits, Schedules, and Annexes to it, as such may be amended, supplemented, restated or otherwise modified from time to time.

Articles of Organization. The Articles of Organization pursuant to which the Company was formed, as originally filed with the office of the Secretary of State of the State of Idaho, as further amended from time to time.

Board of Advisors. The body which may be established pursuant to Section 4.4 of the Agreement.

Board of Managers. The body established pursuant to Section 4.1 of the Agreement.

Books and Records. The books and records of the Company, including the Agreement, tax returns, financial statements, and minutes of Member and Board of Advisors meetings.

Capital Account. The account to be maintained by the Company for each Member in accordance with the following provisions:

(i) a Member’s Capital Account shall be credited with the Member’s Capital Contributions, the amount of any Company liabilities assumed by the Member (other than liabilities secured by Company property distributed to the Member), the Member’s allocable share of Profit and any item in the nature of income or gain specially allocated to the Member pursuant to the provisions of Section 8; and

(ii) a Member’s Capital Account shall be debited with the amount of money and the fair market value of any Company property distributed (whether from operations or a Capital Event) to the Member (net of liabilities or taken subject to under Section 752 of the Code), the amount of the Member’s individual liabilities that are assumed by the Company (other than liabilities that reduce the amount of any Capital Contribution made by such Member), the Member’s allocable share of Loss, and any item in the nature of expenses or losses specially allocated to the Member pursuant to the provisions of Section 8.

If any Units are Transferred pursuant to the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent the Capital Account is attributable to the transferred Units. If the book value of Company property is adjusted pursuant to the definition of Gross Asset Value, the Capital Account of each Member shall be adjusted to reflect the aggregate adjustment in the same manner as if the Company had recognized gain or loss equal to the amount of such aggregate adjustment. It is intended that the Capital Accounts of all Members shall be maintained in compliance with the provisions of Regulation Section 1.704-1(b), and all provisions of this Agreement relating to the maintenance of Capital Accounts shall be interpreted and applied in a manner consistent with that Regulation. Each Member’s current Capital Account balance shall be set forth in Exhibit B, as updated from time to time in accordance with the provisions of this Agreement.

Capital Contribution(s). The amount of money and value of any Property (other than money) contributed to the Company at any time by a Member or a Member.

Capital Event. A Condemnation, Casualty, Sale or Refinancing.

Casualty. An event or occurrence which results in destruction or damage to any item or parcel of Company Properties.

Code. The Internal Revenue Code of 1986, as amended, or corresponding provisions of subsequent superseding federal revenue laws.

Common Units. Common Units means the common membership Units in the Company as described in Section 7.2.

Company. Nighthawk Radiology Services, LLC.

Company Minimum Gain. Company Minimum Gain has the same meaning as the term “partnership minimum gain” as defined in Regulation Sections 1.704-2(b)(2) and 1.704-2(d).

Company Offer Period. Defined in Section 11.1.1.2.

Company Properties. A collective reference to all parcels, items or interests in Property owned by the Company.

Condemnation. Any (a) taking of any item or part of or interest in Company Properties under the power of condemnation or eminent domain; (b) conveyance of any item or part of or interest in Company Properties in lieu of condemnation; or (c) act or omission by any governmental authority causing injury or damage to any item or part of or interest in Company Properties compensable under the doctrine of inverse condemnation.

Covered Person. Defined in subparagraph 4.6.1.

Depreciation. For each Fiscal Year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for such Fiscal Year or other period; provided, however, that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year or other period, Depreciation shall be an amount that bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction with respect to such asset for such Fiscal Year or other period bears to such beginning adjusted tax basis; and provided further that, if the federal income tax depreciation, amortization or other cost recovery deduction for such Fiscal Year or other period is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value.

Dissolution Event(s). Used in the singular, a reference to any one event described in the subparagraphs of paragraph 12.1; used in the plural, a reference to more than one of such events.

Distributable Cash. For the identified Fiscal Year or other period referred to in connection with this term, amount of cash determined by subtracting from the Profit or Loss of the Company an amount equal to the capital expenditures, debt service payments and Reserves for such period and adding to the result the Depreciation and other non-cash charges allocable to such period and the proceeds of any Refinancing of any of the Properties held by the Company.

Eighty Percent Approval. The affirmative vote of holders of an eighty-percent majority of the then-outstanding Units entitled to vote on a matter submitted for the approval of the Members.

Fair Market Value. Fair Market Value of the Units as of any date prior to the Listing Date means the fair value thereof as determined in good faith by the Board; provided, that, following the Listing Date, the “Fair Market Value” of the Units as of any date means the closing sale price (or if there is no such sale, the closing bid price) for the Units on such date on an established national stock exchange or electronic trading system, as reported in the Wall Street Journal or such other source as the board determines reliable.

Fiscal Year. The period beginning on January 1 and ending on December 31 of any given calendar year or any portion of a calendar year in which the Company is required to allocate Profits, Losses and other items of Company income, gain, loss or deduction.

Gross Asset Value. With respect to any asset, such asset’s adjusted basis for federal income tax purposes, except as follows:

(i) the initial Gross Asset Value of any asset (other than money) contributed by a Member to the Company shall be the gross fair market value of such asset, as determined in good faith by the Managers;

(ii) the Gross Asset Value of all assets of the Company shall be adjusted to equal their respective gross fair market values, as determined in good faith by the Managers, immediately prior to the following times: (a) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (b) the distribution by the Company to a Member of more than a de minimis amount of Company assets as consideration for an interest in the Company; and (c) the liquidation of the Company within the meaning of Regulation § 1.704-1(b)(2)(ii)(g); and

(iii) the Gross Asset Value of any Company asset distributed in kind to any Member shall be the gross fair market value of such asset on the date of distribution, as determined in good faith by the Managers.

If the Gross Asset Value of an asset has been determined or adjusted pursuant to subparagraph (ii) or (iii) above, such Gross Asset Value shall thereafter be reduced by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

Listing Date. Listing Date means the first date upon which any security of the Company is listed (upon notice of issuance or otherwise) on any securities exchange or designated (upon notice of issuance or otherwise) on a nationally-recognized stock exchange or interdealer quotation system.

Majority Approval. The affirmative vote of holders of a majority of the then-outstanding Units entitled to vote on a matter submitted for the approval of the Members.

Managers. Christopher R. Huber, Jon Berger, Paul Berger, and Albert Martinez, together with their successors and any other person who is elected or appointed as a Manager in accordance with this Agreement and the Act.

Member. Christopher R. Huber, Jon Berger, Paul Berger, and Radiology Associates of Idaho, P.A., and each Person who may hereafter be admitted as a member of the Company in accordance with the terms of this Agreement.

Member Minimum Gain. Defined the same as the term partner “non-recourse debt minimum gain” is defined in Regulation Section 1.704-2(i)(2).

Member Non-Recourse Deductions. Defined in the same manner as in Regulation Section 1.704-2(i)(1) and determined in amount for any Fiscal Year pursuant to Regulation Section 1.704-2(c), j(1)(i) and (j)(1)(iii).

Non-Recourse Deductions. Defined in the same manner as in Regulation Section 1.704-2(b)(1) and determined in amount for any Fiscal Year pursuant to Regulation Section 1.704-2(c), j(1)(ii) and j(1)(iii).

Non Selling Member. Defined in subparagraph 11.1.1.

Non Selling Member Offer Period. Defined in subparagraph 11.1.1.3.

Offer. Defined in subparagraph 11.1.1.

Offer Statement. Defined in subparagraph 11.1.1.1.

Offered Units. Defined in subparagraph 11.1.1.1.

Operating Expenses. With respect to any Fiscal Year or other period referred to in connection with this term, the reasonable and necessary operating costs and expenses determined on an accrual basis (but not capital costs or expenses) of the Company for such period including costs and expenses contained in the Annual Operating Budget. The term Operating Expenses shall exclude non-cash items such as depreciation and amortization of fees and expenses.

Option Plan. The Nighthawk Radiology Services, LLC 2001 Unit Option Plan, as amended from time to time.

Percentage Interest. Percentage Interest means, with regard to each Member, the percentage obtained by dividing (a) the number of Units held by such Member, by (b) the total of the then outstanding Units of the Company.

Person. Person means any individual or entity, and the heirs, executors, administrators, legal representatives, successors, and Transferees of such “Person” where the context so permits. An entity as used in the preceding sentence shall mean or refer to any general partnership, limited partnership, limited liability company, limited liability partnership, corporation, joint venture, trust, business trust, association, cooperative or any other business organization.

Preferred Units. Preferred Units means the preferred membership Units in the Company as described in Section 7.2.

Profit or Loss. For each taxable year of the Company (or other period for which Profit or Loss must be computed), the Company’s taxable income or loss determined in accordance with Section 703(a) of the Code, with the following adjustments:

(i) all items of income, gain, loss, deduction, or credit required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in computing taxable income or loss; and

(ii) any tax-exempt income of the Company, not otherwise taken into account in computing taxable income or loss shall be included in computing Profit or Loss; and

(iii) any expenditures of the Company described in Section 705(a)(2)(B) of the Code (or treated as such pursuant to Regulation Section 1.704-1(b)(2)(iv)(i)) and not otherwise taken into account in computing taxable income or loss shall be subtracted from Profit or Loss; and

(iv) gain or loss resulting from any taxable disposition of Property shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding the fact that the Gross Asset Value differs from the adjusted basis of the property for federal income tax purposes; and

(v) in lieu of the depreciation, amortization, or cost recovery deductions allowable in computing taxable income or loss, there shall be taken into account the depreciation or amortization computed for book purposes; and

(vi) notwithstanding any other provision of this definition, any items which are specially allocated pursuant to Section 8.2 hereof shall not be taken into account in computing Profit or Loss.

Property. A general term referring to real property, tangible personal property, intangible personal property or property in one or more of such categories.

Refinancing. The obtaining of refinancing by the Company, whether secured or unsecured, other than credit purchases or short-term borrowings in the ordinary course of the Company’s business.

Regulations or Treas. Reg. Proposed, temporary and final Treasury Regulations promulgated under the Code and, in the case of a section referred to specifically, any replacement, restatement or amendment to such specific Regulations.

Reserves. With respect to any Fiscal Year or other specified period, the reserves of the Company as defined by the Manager.

Sale. Any transaction which constitutes or commits the Company to the conveyance, assignment or disposition of any parcel or interest in the Company Properties.

Selling Member. Defined in subparagraph 11.1.1.

Taxable Income or Loss. Net income or loss of Company to be defined for federal income tax purposes.

Transfer . Transfer (and derivatives of that term) means any voluntary or involuntary disposition (including a disposition by operation of law) of Units, or a contract or attempt to make any such disposition. This term shall include a sale, exchange, assignment, transfer, gift pledge or an involuntary disposition such as described in paragraph 11.2.

Transferee. A Person who acquires Units by reason of a Transfer.

Unit. The equity interest in the Company existing under this Agreement and the Act, at any particular time, whether held by a Member or a Transferee of a Member, subject to the obligations associated with such interest under this Agreement or the Act.

Unit Holder. Any Person who owns or holds Units, whether as a Member or a Transferee of a Member.

SECTION 2: FORMATION OF THE COMPANY

2.1. Formation. The Company was formed on June     , 2001, when the executed original Articles of Organization were filed with the Secretary of State of the State of Idaho in accordance with the Act.

2.2. Name. The name of the Company is Nighthawk Radiology Services, LLC.

2.3. Principal Place of Business. The initial principal place of business of the Company shall be 250 Northwest Boulevard, #202, Coeur d’Alene, Idaho 83814. The Managers may change the Company’s principal place of business to another location in Coeur d’Alene and may establish additional offices. Prior to or in connection with any such change in the principal place of business of the Company, notice shall be sent to all Members.

2.4. Registered Office and Registered Agent. The Company’s initial registered agent and the address of its initial registered office are c/o CT Corporation System, 300 North 6th Street, Boise, Idaho 83701. The registered office and registered agent may be changed by the Managers.

2.5. Term. The term of the Company shall begin upon the acceptance of the Articles of Organization by the Idaho Secretary of State and shall be perpetual, unless its existence is sooner terminated pursuant to Section 12 of this Agreement or the Act.

2.6. No Partnership Intended for Nontax Purposes. The Members have formed the Company under the Act, and expressly do not intend to form a partnership under Idaho partnership law or a corporation under the Idaho Business Corporation Act. The Members in their capacities as Members of the Company do not intend to be partners of or among each other, or partners as to any third party. To the extent any Member, by word or action, represents to another person that any other Member is a partner that Member who makes such representation shall be liable to any other Member that incurs personal liability by reason of such wrongful representation. Notwithstanding the foregoing, the Members acknowledge that it is their intent to be treated as partners solely for federal income tax purposes and the Company will file tax returns consistent with that treatment. The Members agree to make any amendments to this Agreement and the Articles of Organization as may be reasonably necessary to ensure that the Members will be treated as partners for federal income tax purposes.

2.7. Filings in Compliance With Law; Title.

2.7.1 The Managers shall take any and all actions necessary to perfect and maintain the status of the Company as a limited liability company under the Act, including the filing of such certificates and reports and the taking of all other actions required for the continuance of the Company under the Act and consistent with this Agreement.

2.7.2 The Managers, if responsible for the winding up of the Company, shall file a certificate of cancellation with the Secretary of State of the State of Idaho upon the dissolution and the completion of winding up of the Company.

2.7.3 All real and personal property acquired by the Company shall be acquired and held by the Company in its name.

SECTION 3: PURPOSES OF THE COMPANY

The Company is organized to engage in any business permitted under the Act.

SECTION 4: MANAGEMENT

4.1 Board of Managers. All powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, the Board of Managers, except as otherwise provided by the Articles of Organization and the Act.

4.1.1 Size of the Board. The Board of Managers shall be comprised of not less than one (1) nor more than four (4) Managers. The number of Managers may at any time be increased or decreased by the Eighty Percent Approval of the Members or by an eighty-percent majority of the Board of Managers at any regular or special meeting. Managers need not be Members of the Company or residents of the State of Idaho, but must have reached the age of majority. The initial members of the Board of Managers shall be Christopher R. Huber, Jon Berger, Paul Berger, and Albert Martinez.

4.1.2 Quorum of Managers. A majority of the members of the Board of Managers shall constitute a quorum for the transaction of business. When a quorum is present at any meeting, a majority of the members present thereat shall decide any question brought before such meeting, except as otherwise provided by the Articles of Organization or by this Agreement.

4.1.3.1 Election - Term of Office. The terms of the initial Managers expire at the first Members’ meeting at which Managers are elected. The Managers shall be elected by the Members at each annual Members’ meeting to hold office until the next annual meeting of the Members and until their respective successors are elected and qualified. If, for any reason, the Managers shall not have been elected at any annual meeting, they may be elected at a special meeting of Members called for that purpose in the manner provided by this Agreement.

4.1.3.2 Voting Agreement for Election of Managers. Each Member agrees to the following voting arrangements (the “Voting Agreement”). For the purposes of voting and electing the Managers of the Company, Christopher R. Huber, Jon Berger and Paul Berger (the “Founding Managers”) shall each have the right, respectively, to appoint and elect one member of the Board of Managers (each, an “Initial Member Designee”). Each Member hereby agrees to vote in favor of the election of each such Initial Member Designee at any annual or special meeting of the Members or any written consent of the Members for the purposes of electing Managers. If a Founding Member’s active service with the Company shall terminate for any reason, then such Founding Member’s rights under the Voting Agreement shall cease to have effect and shall terminate automatically without further action.

4.1.4 Regular Meetings. Regular meetings of the Board of Managers shall be held at such places, and at such times as the Board by vote may determine, and, if so determined, no notice thereof need be given.

4.1.5 Special Meetings. Special meetings of the Board of Managers may be held at any time or place whenever called by any Manager, notice thereof being given to each Manager by the Manager calling or by the officer directed to call the meeting.

4.1.6 Notice. No notice is required for regular meetings of the Board of Managers. Notice of special meetings of the Board of Managers, stating the date, time, and place thereof, shall be given at least two (2) days prior to the date of the meeting. The purpose of the meeting need not be given in the notice. Such notice may be oral or written.

4.1.7 Waiver of Notice. A Manager may waive notice of a special meeting of the Board either before or after the meeting, and such waiver shall be deemed to be the equivalent of giving notice. The waiver must be in writing, signed by the Manager and entitled to the notice and delivered to the Corporation for inclusion in its corporate records. Attendance of a Manager at a meeting shall constitute waiver of notice of that meeting unless said Manager attends for the express purpose of objecting to the transaction of business because the meeting has not been lawfully called or convened.

4.1.8 Adjournment. A majority of the Managers present, even if less than a quorum, may adjourn a meeting and continue it to a later time. Notice of the adjourned meeting or of the business to be transacted thereat, other than by announcement, shall not be necessary. At any adjourned meeting at which a quorum is present, any business may be transacted which could have been transacted at the meeting as originally called.

4.1.9 Resignation and Removal. Any Manager may resign at any time by giving written notice to the Board of Managers or the Chief Executive Officer or Secretary of the Company. Any such resignation is effective when the notice is delivered, unless the notice specifies a later effective date. The Members, at a special meeting called expressly for that purpose, may remove from office with or without Cause one or more Managers and elect their successors. A Manager may be removed only if the number of votes cast for removal exceeds the number of votes cast against removal. Notwithstanding the foregoing, a Founding Manager may be removed by majority vote of the Members only for Cause. For purposes of this Agreement, “Cause” shall mean any act by the Founding Manager involving: (i) flagrant disloyalty to the Company, (ii) embezzlement, (iii) theft, (iv) material dishonesty, (v) a conviction of, or plea of, nolo contendere to a crime involving moral turpitude or a felony, or (vi) a showing that such Founding Member intentionally violated his fiduciary duties owed to the Company. If a Founding Manager is removed for Cause for any of the reasons set forth above, Section 4.1.3.2_Voting Agreement relating to the election of such Founding Manager shall no longer apply.

4.1.10 Vacancies. Unless otherwise provided by law, in case of any vacancy in the Board of Managers, including a vacancy resulting from an increase in the number of Managers, the remaining Managers, whether constituting a quorum or not, or the Members, may fill the vacancy.

4.1.11 Compensation. By resolution of the Board of Managers, each Manager may be paid expenses, if any, of attendance at each meeting of the Board of Managers, and may be paid a stated salary as Manager, or a fixed sum for attendance at each meeting of the Board of Managers, or both. No such payment shall preclude any Manager from serving the Company in any other capacity and receiving compensation therefor.

4.1.12 Presumption of Assent. A Manager of the Company who is present at a meeting of the Board of Managers at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless:

4.1.12.1 The Manager objects at the beginning of the meeting, or promptly upon the Manager’s arrival, to holding it or transacting business at the meeting;

4.1.12.2 The Manager’s dissent or abstention from the action taken is entered in the minutes of the meeting; or

4.1.12.3 The Manager shall file written dissent or abstention with the presiding officer of the meeting before its adjournment or to the Corporation within a reasonable time after adjournment of the meeting.

The right of dissent or abstention is not available to a Manager who votes in favor of the action taken.

4.1.13 Committees. The Board of Managers, by resolution adopted by a majority of the full Board of Managers, may designate from among its members an Executive Committee and one or more other committees, each of which:

4.1.13.1 Must have two (2) or more members;

4.1.13.2 Must be governed by the same rules regarding meetings, action without meetings, notice, and waiver of notice, and quorum and voting requirements as applied to the Board of Managers; and

4.1.13.3 To the extent provided in such resolution, shall have and may exercise all the authority of the Board of Managers, except no such committee shall have the authority to:

(i) Authorize or approve a distribution except according to a general formula or method prescribed by the Board of Managers;

(ii) Approve or propose to Members action which the Act requires to be approved by Members;

(iii) Fill vacancies on the Board of Managers or on any of its committees;

(iv) Approve a plan of merger not requiring Member approval; or

(v) Authorize or approve the issuance or sale or contract for sale of Units, or determine the designation and relative rights, preferences, and limitations on a class or series of Units, except that the Board of Managers may authorize a committee, or a senior executive officer of the Company, to do so within limits specifically prescribed by the Board of Managers.

4.2 Authority and Responsibility. The day-to-day business and affairs of the Company shall be managed by the Managers. The Managers shall have the authority, power and responsibility to conduct and manage the usual, customary and ordinary course of business, affairs and operations of the Company subject to any exceptions or limitations provided for in this Agreement.

4.3 Officers and Agents. The Managers may appoint such officers and agents as they shall deem necessary or expedient, who shall hold offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Managers.

4.3.1. Positions. The officers of the Company may be a President, one or more Vice Presidents, a Secretary, and a Treasurer, as appointed by the Board of Managers. Such other officers and assistant officers as may be necessary may be appointed by the Board of Managers or by a duly appointed officer to whom such authority has been delegated by Board resolution. No officer need be a Member or a Manager of the Company. Any two or more offices may be held by the same person. The Board of Managers in its discretion may elect a Chairman from amongst its members to serve as Chairman of the Board of Managers, who, when present shall preside at all meetings of the Board of Managers, and who shall have such other powers as the Board may determine.

4.3.2. Appointment and Term of Office. The officers of the Company shall be appointed annually by the Board of Managers at the first meeting of the Board of Managers held after each annual meeting of the Members. If officers are not appointed at such meeting, such appointment shall occur as soon as possible thereafter. Each officer shall hold office until a successor shall have been appointed and qualified or until said officer’s earlier death, resignation, or removal.

4.3.3. Powers and Duties. If the Board appoints persons to fill the following officer positions, such officer shall have the powers and duties set forth below:

4.3.3.1 President. The President shall be the chief executive officer of the Company and, subject to the direction and control of the Board of Managers, shall have general supervision of the business of the Company. Unless a Chairman of the Board of Managers has been elected and is present, the President shall preside at meetings of the Board of Managers. The President, or any Vice President or such other person(s) as are specifically authorized by vote of the Board of Managers, shall sign all bonds, deeds, mortgages, and any other agreements, and such signature(s) shall be sufficient to bind the Company. The President shall perform such other duties as the Board of Managers shall designate.

4.3.3.2 Vice President. During the absence or disability of the President, the Vice President (or in the event that there be more than one Vice President, the Vice Presidents in the order designated by the Board of Managers) shall exercise all functions of the President, except as limited by resolution of the Board of Managers. Each Vice President shall have such powers and discharge such duties as may be assigned from time to time to such Vice President by the President or by the Board of Managers.

4.3.3.3 Secretary. The Secretary shall:

(i) Prepare minutes of the Managers’ and Members’ meetings and keep them in one or more books provided for that purpose;

(ii) Authenticate records of the Company;

(iii) See that all notices are duly given in accordance with the provisions of this Agreement or as required by law;

(iv) Be custodian of the corporate records;

(v) Keep a register of the post office address of each Member which shall be furnished to the Secretary by such Member;

(vi) Sign with the President, or a Vice President, certificates for Units, if any;

(vii) Have general charge of the Unit transfer books of the Company; and

(viii) In general, perform all the duties incident to the office of Secretary and such other duties as from time to time may be assigned to such person by the President or by the Board of Managers. In the Secretary’s absence, an Assistant Secretary shall perform the Secretary’s duties.

4.3.3.4 Treasurer. The Treasurer shall have the care and custody of the money, funds, and securities of the Company, shall account for the same, and shall have and exercise, under the supervision of the Board of Managers, all the powers and duties commonly incident to this office.

4.3.4. Salaries and Contract Rights. The salaries, if any, of the officers shall be fixed from time to time by the Board of Managers. The appointment of an officer shall not of itself create contract rights.

4.3.5. Resignation or Removal. Any officer of the Company may resign at any time by giving written notice to the Board of Managers. Any such resignation is effective when the notice is delivered, unless the notice specifies a later date, and shall be without prejudice to the contract rights, if any, of such officer. The Board of Managers may remove any officer or agent appointed by it, with or without cause. The removal shall be without prejudice to the contract rights, if any, of the person so removed.

4.3.6. Vacancies. If any office becomes vacant by any reason, the Managers may appoint a successor or successors who shall hold office for the unexpired term.

4.4 Board of Advisors. The Board of Managers may establish a Board of Advisors of the Company. The Board of Advisors shall advise the Board of Managers on strategic decisions in respect of the Company and its business.

4.5 Scope of Duties.

4.5.1 Limitation of Liability. Neither the Members nor the Managers (nor any of their Affiliates) shall be liable, responsible or accountable in damages or otherwise to the Company or the Members for any act or omission by any such Person (which shall include any applicable entity) performed in good faith pursuant to the authority granted to such Person by this Agreement or in accordance with its provisions, and in a manner reasonably believed by such Person to be within the scope of the authority granted to such Person and in the best interest of the Company; provided, however, that such Person shall retain liability for acts or omissions that involve intentional misconduct, a knowing violation of the law, or the receipt of a benefit in money, property, or services to which the Person is not legally entitled.

4.5.2 Independent Activities. Any Manager, Member or member of the Board of Advisors may engage in or possess an interest in other business ventures of every nature and description, independently or with others, including, without limitation, the ownership, financing, management, employment by, lending or otherwise participating in businesses that are similar to the business of the Company, and neither the Company nor the other Members shall have any right by virtue of this Agreement in and to such independent ventures as to the income or profits therefrom and shall not be liable for a breach of duty of loyalty or any other duty by any such Manager, Member or member of the Board of Advisors.

4.6 Indemnification.

4.6.1 To the fullest extent permitted by the Act or other applicable law, a Member, the Managers, any member of the Board of Advisors and each director, officer, partner, employee or agent thereof (“Covered Person”) shall be entitled to indemnification from the Company for any loss, damage, or claim incurred by such Covered Person by reason or any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of authority conferred on such Covered Person by this Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of gross negligence, bad faith, or willful misconduct with respect to such act or omissions; provided, however, that any indemnity under this paragraph 4.6 shall be provided out of and to the extent of Company assets only, and no other Covered Person shall have any personal liability on account thereof.

4.6.2 In the event that any claim, demand, action, suit or proceeding shall be instituted or asserted or any loss, damage or claim shall arise in respect of which indemnity may be sought by a Covered Person pursuant to subparagraph 4.6.1, such Covered Person shall promptly notify the Company thereof in writing. Failure to provide notice shall not affect the Company’s obligations hereunder except to the extent the Company is actually prejudiced thereby.

4.6.3 The Company shall have the right, exercisable subject to the approval of the disinterested Covered Persons, to participate in and control the defense of any such claim, demand, action, suit or proceeding, and in connection therewith, to retain counsel reasonably satisfactory to each Covered Person, at the Company’s expense, to represent each Covered Person and any others the Company may designate in such claim, demand, action, suit or proceeding. The Company shall keep the Covered Person advised of the status of such claim, demand, action, suit or proceeding and the defense thereof and shall consider in good faith recommendations made by the Covered Person with respect thereto.

SECTION 5: RIGHTS AND OBLIGATIONS OF MEMBERS

5.1 Liability for Company Obligations. Members shall not be personally liable for any debts, obligations or liabilities of the Company beyond their respective Capital Contributions.

5.2 Inspection and Audit of Records. Upon reasonable request and written notice to the Company, each Member shall have the right during ordinary business hours to inspect and copy at such Member’s expense the books and records of the Company. Such right shall not be available if the Managers determine in good faith that such records are not needed for a proper purpose.

5.3 No Obligation to Loan or Guaranty. No Member shall be required to lend any funds to the Company or to guaranty or provide any security for the payment of debts or obligations of the Company.

SECTION 6: MEETINGS OF MEMBERS

6.1 Annual Meeting. The Company will convene an annual meeting of the Members each fiscal year for the election of Managers and the transaction of business as may properly come before the meeting. The annual meeting of Members shall be held each year on such date and at such hour as may be determined by the Managers from time to time.

6.2 Special Meeting. Special meetings of the Members, for any purpose or purposes, may be called by the Managers or by Members holding at least fifty percent (50%) of the then-outstanding Units entitled to vote on the matters to be acted upon at such meeting.

6.3 Place of Meetings. The Managers may designate any place within Kootenai County, Idaho, as the place for any meeting of the Members. If no designation is made, the place of meeting shall be the principal office of the Company.

6.4 Notice of Meetings. Written notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called shall be delivered to each Member not less than ten (10) nor more than fifty (50) days before the date of the meeting, in the manner set forth in paragraph 13.1 by or at the direction of the Manager.

6.5 Record Date. For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjournment of a meeting, or Members entitled to receive payment of any distribution, the date on which notice of the meeting is mailed or the date on which the resolution declaring such distribution is adopted, as the case may be, shall be the record date for such determination of Members, unless otherwise determined by the Managers. When a determination of Members entitled to notice of or to vote at any meeting of Members has been made as provided in this Section, such determination shall apply to any reconvened meeting following adjournment of such meeting.

6.6 Quorum. For each action at a meeting of members, a quorum is constituted when Members are represented in person or by proxy holding of record or otherwise entitled to vote in the aggregate not less than the minimum number of Units that would be necessary to authorize or take such action at a meeting at which all Units entitled to vote on the action were present and voted. In the absence of a quorum at any such meeting, a majority of such Units held by Members so represented may adjourn the meeting from time to time. Any adjournment of a meeting of Members shall not exceed thirty (30) days. Notice of the reconvening of such adjourned meeting shall not be required, unless after the adjournment a new record date is fixed for the adjourned meeting. At such reconvened meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The Members present at a lawfully convened meeting may continue to transact business until adjournment, notwithstanding the withdrawal during such meeting of Units the absence of which causes less than a quorum to be present.

6.7 Manner of Acting. If a quorum is present, the Majority Approval of Members in person or by proxy shall be the act of the Members unless this Agreement or the Act requires a greater vote or the vote.

6.8 Action Requiring Eighty Percent Approval of Members.

6.8.1 Without first obtaining Eighty Percent Approval of the Members, acts of the type described in the following subparagraphs of this paragraph 6.8 are not within the Managers’ power and authority. If any such action is taken by the Managers without obtaining Eighty Percent Approval of the Members, it shall be contrary to and in breach of this Agreement.

6.8.2 The Managers may not confess a judgment against the Company.

6.8.3 The Managers shall not authorize, approve or direct any Sale of all or substantially all of the Company Properties.

6.8.4 Unless a Dissolution Event has occurred, the Managers shall not dissolve the Company.

6.8.5 The amendment to this Agreement to provide for a class or series of Preferred Units.

6.8.6 Any change in the number of members of the Board of Managers.

6.9 Proxies. At all meetings of Members, a Member may vote in person or by proxy executed in writing by the Member. Such proxy shall be filed with the Manager before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

6.10 Action by Members Without a Meeting. Any action required or which may be taken at a meeting of Members may be taken without a meeting if the action is evidenced by one or more written consents filed with the records of the Company describing the action taken and signed by Members holding of record or otherwise entitled to vote in the aggregate not less than the minimum number of Units that would be necessary to authorize or take such action at a meeting at which all Units entitled to vote on the action were present and voted. Action taken in accordance with this section shall be effective when such written consents have been delivered to the Company, unless the consent specifies a later effective date.

6.11 Waiver of Notice. When any notice is required to be given to a Member, a waiver in writing signed by the Member entitled to such notice, whether before, at, or after the time stated for the meeting, shall be equivalent to the giving of such notice. A Member’s attendance at a meeting waives any notice required, unless the Member at the beginning of the meeting objects to holding the meeting or transacting business at the meeting due to a lack of proper notice or some other objection to the lawfulness of the meeting.

6.12 Facsimiles. The delivery of a writing by electronic means of delivering written communications bearing a facsimile signature shall be consistent with the writing requirements of Section 6.

SECTION 7: CAPITAL CONTRIBUTIONS AND CAPITAL ACCOUNTS

7.1 Capital Contributions. The Capital Contributions which each of the Members has made or is required to make to the Company are set forth on Exhibit B. Any Capital Contribution shall be made on five (5) days notice from the Managers.

7.2. Membership Interests. The Company shall have the authority to issue up to two thousand (2,000) common membership units (the “Common Units”) and up to one thousand (1,000) preferred membership units (the “Preferred Units”), in series or classes as determined by the Board of Managers and as approved by the Eighty Percent Approval of the Members.

7.1.1 Common Units. All rights accruing to the outstanding Units of this Company not expressly provided for to the contrary herein shall be vested in the Common Units.

7.2.2 Preferred Units. The Board of Managers shall have the full authority permitted by law to divide the authorized and unissued Preferred Units into classes or series, or both, and to provide for the issuance of such Units in an aggregate amount not exceeding the number of Preferred Units authorized by this Agreement, as amended from time to time; and to determine with respect to each such class and/or series the voting powers, if any (which voting powers, if granted, may be full or limited), designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions relating thereto, including without limiting the generality of the foregoing, the voting rights relating to Preferred Units of any class and/or series (which may be one or more votes per share or a fraction of a vote per share, which may vary over time and which may be applicable generally or only upon the happening and continuance of stated events or conditions), the rate of distribution to which holders of Preferred Units of any class and/or series may be entitled (which may be cumulative or noncumulative), the rights of holders of Preferred Units of any class and/or series in the event of liquidation, dissolution or winding up of the affairs of the Company, the rights, if any, of holders of Preferred Units of any class and/or series to convert or exchange such Preferred Units of such class and/or series for Units of any other class or series of Units or for any other securities, property or assets of the Company or any subsidiary (including the determination of the price or prices or the rate or rates applicable to such rights to convert or exchange and the adjustment thereof, the time or times during which the right to convert or exchange shall be applicable and the time or times during which a particular price or rate shall be applicable), whether or not the Units of that class and/or series shall be redeemable, and if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates, and whether any Units of that class and/or series shall be redeemed pursuant to a retirement or sinking fund or otherwise and the terms and conditions of such obligation. Before the Company shall issue any Preferred Units of any class and/or series, an amendment to this Agreement setting forth the terms of the class and/or series and fixing the voting powers, designations, preferences, the relative, participating, optional or other special rights, if any, and the qualifications, limitations and restrictions, if any, relating to the Preferred Units of such class and/or series, and the number of Preferred Units of such class and/or series authorized by the Board of Managers to be issued shall be adopted by the Eighty Percent Approval of the Members. The Board of Managers is further authorized to increase or decrease (but not below the number of such Units of such series then outstanding) the number of Units of any class or series subsequent to the issuance of Units of that class or series.

7.2.3 Voting Rights. Except as otherwise required by law and as subject to the rights of any class or series of Preferred Units with respect to the election of Managers, the holders of Common Units and Preferred Units shall be entitled to notice of any meeting of the Members and to vote as a single class upon any matter submitted to the Members for a vote, as follows: (i) the holders of Preferred Units shall have one vote for each full Common Unit into which such holder’s Preferred Unit would be convertible on the record date for the vote and (ii) the holders of Common Units shall have one vote per Common Unit held on the record date for the vote.

7.2.4 Option Plan. The Company hereby reserves four hundred (400) Common Units from the authorized but unissued Common Units solely and exclusively for purposes of issuance of Common Units upon exercise of options granted under the Option Plan. The foregoing number of reserved Common Units shall be automatically adjusted upon any increase in the number of Common Units available for issuance under the Option Plan in accordance with the terms thereof.

7.3 Capital Accounts. A separate Capital Account will be maintained for each Member throughout the term of the Company. In the event of a transfer of any Units pursuant to the terms of this Agreement, the Capital Account of the transferor shall become the Capital Account of the transferee to the extent it relates to the transferred Units.

7.4 No Withdrawal of Members’ Capital Contributions. No Member shall demand or receive a return of its Capital Contributions.

7.4 Interest on Capital Accounts. No Member shall be entitled to receive interest on its Capital Account or on the Capital Contributions reflected in such Capital Account.

SECTION 8: ALLOCATION OF PROFITS AND LOSSES; AND OTHER ITEMS

8.1 Profit or Loss. After giving effect to the special allocations set forth in Section 8.2, Profits and Losses for each taxable year of the Company shall be allocated among the Members in proportion with their respective Percentage Interests.

8.2 Special Allocations.

8.2.1 The special allocations described in the following subparagraphs shall be made for each Fiscal Year in the order of the subparagraphs.

8.2.2 Except as otherwise provided in Regulations Section 1.704-2(f), notwithstanding any other provision of this Section 8, if there is a net decrease in Company Minimum Gain during any Fiscal Year, each Member shall be specially allocated items of income and gain for such Fiscal Year (and, if necessary, for subsequent Fiscal Years) in an amount equal to such Member’s share of the net decrease in Company Minimum Gain determined in accordance with Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant to that sentence. The items to be so allocated shall be determined in accordance with Regulations Section 1.704-2(f)(6) and 1.704-2(j)(2). This subparagraph is intended to comply with the minimum gain chargeback requirement of Regulations Section 1.704-2(f) and shall be interpreted consistently with it.

8.2.3 Except as otherwise provided in Regulations Section 1.704-2(i)(4), notwithstanding any other provision of this Section 8, if there is a net decrease in Member Minimum Gain during any Fiscal Year, each Member who has a share of that Member Minimum Gain, determined in accordance with Regulation Section 1.704-2(i)(5), shall be specifically allocated items of income and gain for such Fiscal Year (and, if necessary, for subsequent Fiscal Years) in an amount equal to such Member’s share of the net decrease in Member Minimum Gain during such Fiscal Year determined pursuant to Regulation Sections 1.704-2(i)(4) and 1.704-2(i)(5). The items to be so allocated shall be determined in accordance with Regulation 1.704-2(j)(2)(ii). This subparagraph is intended to comply with the partner nonrecourse debt minimum gain chargeback requirement of Regulations Section 1.704-2(i)(4) and shall be interpreted consistently with it and applied accordingly.

8.2.4 In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Regulation Sections 1.704-1(b)(2)(ii)(d)(4), (5), or (6), items of income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations Section 1.704-1(b)(2)(ii)(d), the Adjusted Capital Account Deficit of such Member as quickly as possible. An allocation pursuant to this subparagraph 8.2.4 shall be made only if and to the extent that any such Member would have a deficit in its Adjusted Capital Account after all other allocations provided for in this Section 8 have been tentatively made as if this subparagraph 8.2.4 were not in this Agreement. This subparagraph 8.2.4 is intended to comply with the qualified income offset provisions of Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently with it and applied accordingly.

8.2.5 Nonrecourse Deductions for any Fiscal Year shall be allocated to the Members in proportion to their interests in Profit and Loss under Section 8.1.

8.2.6 Any Member Nonrecourse Deductions for any Fiscal Year shall be allocated among the Members in accordance with Regulations Section 1.704-2(i).

8.2.7 All items of Company income, gain, loss, deduction, and any other allocations not otherwise provided for in this Agreement, including allocations of such items for tax purposes, shall be allocated among the Members in the same proportions as they share Profits or Losses for the taxable year pursuant to this Section 8.

8.2.8 In making any allocation among the Members of income or gain from the sale or other disposition of a Company asset, the ordinary income portion, if any, of such income and gain resulting from the recapture of cost recovery or other deductions shall be allocated among those Members who were previously allocated (or whose predecessors-in-interest were previously allocated) the cost recovery deductions or other deductions resulting in the recapture items, in proportion to the amount of such cost recovery deductions or other deductions previously allocated to them.

8.3 Curative Allocations. The allocations of Section 8.1 are intended to comply with the requirements of Regulations issued pursuant to Section 704 of the Code. Notwithstanding any provisions in this Agreement to the contrary, to the extent that any such allocation made pursuant to Section 8.2 would vary from those pursuant to Section 8.1, the Manager shall have the power to reallocate items of income, deduction, gain or expense or allocate such items in a different fiscal year so that such allocations are consistent as much as possible with those under Section 8.1.

8.4 Overriding Allocation. It is the intent that each Member’s share of income, gain, loss, deduction or credit (or item thereof) shall be allocated in accordance with Section 8.1 to the fullest extent permitted by Section 704(b) of the Code. To preserve and protect the allocations provided for in Section 8.1, the Manager is authorized and directed to allocate income, gain, loss, deduction or credit (or items thereof) arising in any year differently than otherwise provided for in Section 8.1 if, and to the extent that, the allocations under Section 8.1 would cause the allocations to violate Section 704(b) of the Code. Any allocation made pursuant to this Section 8.4 shall be deemed to be a complete substitute for any allocation otherwise provided for in Section 8.1 and no amendment to this Agreement or approval of any Member shall be required.

8.5 Other Allocation Rules.

8.5.1 Except as otherwise provided in this Agreement, for federal income tax purposes, each item of Taxable Income and Loss shall be allocated among the Members in the same proportions as corresponding items of Profit or Loss are shared as described in paragraphs 8.1, 8.2, and 8.3.

8.5.2 If, during a Fiscal Year, there is a permitted Transfer of Units under this Agreement, then Profit, Losses, each item of such Profit or Losses, Taxable Income or Loss, and all other tax items of the Company for such Fiscal Year shall be divided and allocated among the Members by taking into account their varying interests during such Fiscal Year in accordance with Code Section 706(d) and using any conventions permitted by law and selected by the Manager consistent with this Agreement.

8.6 Mandatory Tax Allocations Under Code Section 704(c).

8.6.1 In accordance with Code Section 704(c) and Regulation Section 1.704-3, income, gain, loss and deduction with respect to any Property contributed to the capital of the Company where the Gross Asset Value differs from the tax basis of such Property shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such Property to the Company for federal income tax purposes and its Gross Asset Value. The choice of allocation methods under Regulation Section 1.704-3 with respect to such revalued property shall be made by the Manager.

8.6.2 If the Gross Asset Value of any item or part of or interest in Company Properties is adjusted pursuant to the definition of Gross Asset Value, subsequent allocations of income, gain, loss and deduction with respect to such property shall take account of any variation between the adjusted basis of such property for federal income tax purposes and its book value in the same manner as under Code Section 704(c). The choice of allocation methods under Regulation Section 1.704-3 with respect to such revalued property shall be made by the Manager.

8.6.3 Allocations pursuant to this Section 8.5 are solely for purposes of federal income taxes and shall not affect, or in any way be taken into account in computing, any Member’s Capital Account or share of Profit, Losses, or other items as computed for book purposes, or distributions pursuant to any provision of this Agreement.

SECTION 9: DISTRIBUTIONS

9.1 Cash Distributions from Operations.

9.1.1 Distributions for Taxes. At the discretion of the Managers, the Company may make quarterly distributions to the Members in the ratio of their Percentage Interests in amounts equal to the Managers’ best estimate of the Members’ federal estimated income tax liability attributable to their Units. The Company shall make annual distributions to the Members in the ratio of their Percentage Interests in amounts equal to the Managers’ best estimate of the Members’ federal income tax liability attributable to their Units, such distributions being reduced by any amounts distributed pursuant to the first sentence of this Section 9.1.1. Such annual distributions shall be made within ninety (90) days of the close of the Company’s taxable year in question. For purposes of this Section 9.1.1, and unless otherwise approved by a unanimous vote of the Members, the Managers shall assume that the Members’ income from the Company is subject to the highest marginal federal income tax rate applicable to individuals.

9.1.2 Other Distributions. The Managers may cause the Company to distribute to the Members, in proportion to their Percentage Interests, any amounts that the Managers shall in their discretion determine to be appropriate. Distributions shall be subject to any restrictions set forth in this Agreement and shall be permitted under this section only to the extent of the Company’s legally available funds for distribution.

9.2 Distribution in Kind. In-kind distributions of non-cash assets shall be made as the Managers shall determine in their discretion to be appropriate. If an in-kind distribution is authorized or directed by the Managers, non-cash assets, if any, shall be distributed in a manner that reflects how cash proceeds from the sale of such assets for fair market value would have been distributed after any unrealized gain or loss attributable to such non-cash assets has been allocated among the Members in accordance with Section 8. The Capital Accounts of the Members shall be adjusted to reflect such distribution including to reflect the allocation of gain or loss in respect of such distribution.

9.3 Withholding; Amounts Withheld Treated as Distributions. The Managers are authorized to withhold from distributions, or with respect to allocations or payments, to Members and to pay over to the appropriate federal, state or local governmental authority any amounts required to be withheld pursuant to the Code or provisions of applicable state or local law. All amounts withheld pursuant to the preceding sentence in connection with any payment, distribution or allocation to any Member shall be treated as amounts distributed to such Member pursuant to this Section 9.

SECTION 10: ACCOUNTING, BOOKS AND RECORDS

10.1 Accounting Principles. The Company’s books and records shall be kept under the accrual method of accounting, consistently applied. The Company’s income tax returns shall be prepared under such accounting methods as permitted under the Code, as the Managers determine is in the best interest of the Company and its Members.

10.2 Accounting Period. The Company’s accounting period and Fiscal Year shall be the calendar year.

10.3 Records, Audits and Reports. At the expense of the Company, the Managers shall maintain reasonable records and accounts of all operations and expenditures of the Company, including an annual audit.

10.4 Tax Matters Partner.

10.4.1 Christopher Huber shall be the “tax matters partner” of the Company for purposes of Code Section 6221 and following sections. The tax matters partner shall take such action as may be necessary to cause all Members to become notice partners within the meaning of Code Section 6223 and shall otherwise act in compliance with the provisions of this Agreement. Any Person other than a Manager who is designated a tax matters partner may not take any action contemplated by Code Sections 6222 through 6232 or make any elections under the Code without the Managers’ consent.

10.4.2 The Company shall indemnify and reimburse the tax matters partner for all reasonable expenses, including legal and accounting fees, claims, liabilities, losses and damages, incurred in connection with any administrative or judicial proceeding with respect to the tax liability of the Members attributable to the Company. The payment of all such expenses shall be made before any distributions are made to Members (and such expenses shall be taken into consideration for purposes of determining Distributable Cash) or any Reserves are set aside by the Managers. Neither the tax matters partner nor any Member shall have any obligation to provide funds for such purpose. The provisions for indemnification set forth in paragraph 4.6 shall be fully applicable to any Member acting as tax matters partner for the Company.

10.5 Returns. The Company shall prepare and timely file all tax and information returns required to be filed by the Company pursuant to the Code and all other tax and information returns deemed necessary and required in each jurisdiction in which the Company does business. Copies of such returns, or pertinent information from the returns, shall be furnished to the Members on or before April 1 of the following year.

10.6 Tax Elections. The Managers shall have the authority to make any and all elections for federal, state and local tax purposes permitted by applicable law, provided, however, that the Manager shall not elect to adjust the basis of any part or item of the Company Properties under Code Sections 754, 734(b), and 743(b), or comparable provisions of state or local law, in connection with Transfers of Units in the Company and Company distributions without a Majority Approval of the Members approving such elections. The Managers shall have the authority to extend the statute of limitations for assessment of tax deficiencies against Members with respect to adjustments to the Company’s federal income tax returns.

10.7 Financial Reports. The Managers shall exert its best efforts to furnish to the Members, within ninety (90) days after the end of each Fiscal Year, an audited financial statement prepared on an accrual basis of accounting including a separate balance sheet, income statement, statement of retained earnings, statement of cash flows and operating statement. The Managers shall provide the Members with quarterly reports consisting of summary financial information and an operating report.

10.8 Bank Accounts. All funds of the Company shall be maintained in such account or accounts and shall be invested as the Managers determine.

SECTION 11: TRANSFERS AND ADMISSION OF NEW MEMBERS

11.1 Transfer Restrictions.

11.1.1 Transfers by the Members. Except as otherwise provided in this Agreement, no Member may Transfer all or any part of the Units held by such Member (a “Selling Member”) without the prior written consent of the Company and the nonselling Members (collectively, the “Nonselling Members”), unless the Selling Member has made an offer that conforms to the requirements of subparagraph 11.1.1.1 (an “Offer”) and such Offer has not been accepted in the manner described in Sections 11.1.1.2 or 11.1.1.3. A Member may not Transfer all or any part of the Units to a competitor of the Company, as determined in good faith by the Managers.

11.1.1.1 Offer by Selling Shareholder. The Offer shall be made by the Selling Member to the Company and the Non-Selling Members, and shall consist of a written offer to Transfer all or any part of the Units proposed to be Transferred (the “Offered Units”). A statement attached to the Offer (the “Offer Statement”) shall set forth a full disclosure of the Offer, including (a) the intention to Transfer; (b) the name and address of any prospective transferee identified at the time of the Offer Statement; (c) the number of Offered Units; and (d) the terms and conditions of the Transfer, including the purchase price for the Offered Units.

11.1.1.2 Acceptance of Offer by Company. The Company may elect within fourteen (14) days after receipt of the Offer (“Company Offer Period”) to purchase and accept some or all of the Offered Units for the purchase price set forth in the Offer Statement by giving written notice within the Company Offer Period to the Selling Member and to the Nonselling Members.

11.1.1.3 Acceptance of Offer by Nonselling Members. If the Company has not elected to purchase and accept all the Offered Units within the Company Offer Period, then the Nonselling Members may elect within fourteen (14) days after the expiration of the Company Offer Period (“Nonselling Member Offer Period”) to purchase and accept all of the Offered Shares not so purchased by the Company for the purchase price set forth in the Offer Statement by giving written notice within the Nonselling Member Offer Period to the Selling Member and to the Company. If more than one Nonselling Member elects to purchase and accept all of the Offered Units not so purchased by the Company within the Nonselling Member Offer Period under this Section 11.1.1.3, then the number of Units each such electing Nonselling Member shall be entitled to purchase shall be determined by agreement among the electing Nonselling Members or, if they are unable to so agree, then each electing Nonselling Member shall be entitled to purchase a pro rata amount of the Offered Units not so purchased by the Company based upon a percentage equal to the number of Units in the Company owned by such Nonselling Member relative to the total number of Units in the Company owned by all such electing Nonselling Members.

11.1.1.4 Closing of Purchase by Company and/or Nonselling Members. If the Company elects to purchase all of the Offered Units, the closing of such transaction shall occur within fourteen (14) days of the end of the Company Offer Period or such later date as specified in the Offer Statement. If the Company elects to purchase less than all of the Offered Units and the Nonselling Members elect to purchase the balance of the Offered Units not so purchased by the Company, the closing of such transaction shall occur, if at all, within fourteen (14) days of the end of the Nonselling Member Offer Period or such later date as specified in the Offer Statement.

11.1.1.5 Offer Not Accepted by Nonselling Member. If the Company and the Nonselling Members have not elected to purchase and accept all (but not less than all) of the Offered Units within the time periods specified above, the Selling Member may Transfer some or all of the Offered Units on terms no more favorable to the prospective transferee than those set forth in the Offer Statement. Any such Transfer must be completed within ninety (90) days following the expiration of the Nonselling Member Offer Period. After such ninety (90) days have expired, any Transfer shall again become subject to all the restrictions of this Agreement.

11.1.2 Exempt Transfers. Notwithstanding any other provision of this Agreement to the contrary, the restrictions on Transfers of Units by a Member set forth in this Agreement shall not apply to the following transfers: the Transfer of Units to the spouse of a Member, to a Member’s lineal descendants, or to trusts for the benefit of a Member’s spouse or lineal descendants, provided that such Transfers are excepted only if the Transferee agrees to be bound by the provisions of this Agreement and executes an Addendum Agreement in the form attached hereto as Exhibit C.

11.1.3 Effect of Transfer. In the event of any Transfer accomplished in accordance with the provisions of this Agreement, the transferee and transferee’s spouse, if any, shall receive and hold any and all Units so Transferred subject to the terms and provisions of this Agreement and subject to all other obligations of the transferor hereunder, and shall execute an Addendum Agreement in the form attached hereto as Exhibit C.

11.1.4 No Other Transfer Effective. Except as herein provided, no Transfer of any right, title, or interest in Units by a Member shall be effective, and the Company shall not record or recognize any such Transfer, until there has been compliance with the provisions of this Agreement. If no Offer is made as herein required, the Company and the Members may nevertheless exercise their rights hereunder as to the Units being Transferred, and they may do so at any time, even after the Transfer of the Units.

11.2 Interest of Spouse.

11.2.1 Interest of Spouse Subject to Agreement. Any property interests now owned or hereafter acquired in Units by the spouse of any Member shall be subject to the terms of this Agreement and shall be subject to the same restrictions on dispositions described in this Agreement as if such interests constituted Units of the Company owned by a Member.

11.2.2 Purchase of Interest of Spouse. In the event of the marital dissolution of a Member, the ex-spouse of the Member shall offer to the Company all interest he or she possesses after the marital dissolution in the Units and the Company shall have the right (but not the obligation) to purchase all of the ex-spouse’s interest in the Units at a price equal to the net book value of such interest as determined in good faith by the Managers. Within ten (10) days from the effective date of the marital dissolution, the ex-spouse shall give written notice of the marital dissolution to the Company. The Company shall possess the right to purchase the ex-spouse’s interest for thirty days (30) days beginning with the date notice of the marital dissolution is received by the Company. Such purchase shall be made by giving written notice thereof to the ex-spouse. Terms of payment of the purchase price shall be determined at closing as mutually agreed upon by the ex-spouse and the Company. In the event the parties do not agree, the first fifty thousand dollars ($50,000.00) of the purchase price for the Units to be repurchased shall be payable within sixty days (60) of the Company’s notice that it intends to exercise its rights under this subparagraph 11.2.2, the balance to be paid in four (4) equal annual installments commencing on the first anniversary of the repurchase bearing interest at the lowest rate that avoids imputation of interest under the Code.

11.2.3 Signature of Spouses. Members’ spouses, by endorsing the Addendum Agreement attached as Exhibit C to this Agreement, hereby consent and agree to the terms of, and to be bound by, this Agreement and specifically to the provisions of this Section 11. Notwithstanding the foregoing, absence of a spouse’s signature hereto shall not alter the effectiveness hereof or the enforceability of the provisions contained herein as against any Member or the Company.

11.3 Investment Representation. Each Member hereby represents that as of the dates any Units were acquired or are hereafter acquired by such Member, such Units were or shall be acquired for such Member’s own account, for investment and not with a view to the distribution thereof. Each of the Members understands that the Units that have been acquired by such Member have not been registered under the Securities Act pursuant to an exemption from the registration provisions thereof. Each of the Members hereby agrees that the Units that have been acquired by such Member and any other Units hereafter acquired by such Member pursuant to an exemption from the registration provisions of the Securities Act shall not be sold, transferred, pledged, or hypothecated unless the sale of or other transaction concerning such Units is registered under the Securities Act or unless there is furnished an opinion of counsel reasonably satisfactory to the Company that such transaction is exempt from registration under applicable federal, state and other securities laws and the proposed sale of or other transaction concerning such Units will not result in the loss of any exemption from registration of any prior issuance or transfer of the subject Unit(s). Each Member understands that the Company is under no obligation to register such Units under the Securities Act, and it is unlikely that the Units will ever be so registered or that Rule 144 under the Securities Act will become available in connection with any resale of such Units. The provisions of this paragraph shall remain in effect until, in the opinion of counsel for the Company, they are no longer required.

11.4 Legend on Certificates. Each Member hereby agrees that the following legend shall be written, printed or stamped on the back of all certificates, if any, representing Units:

“The transfer of the Units represented by this certificate is restricted by the terms and conditions of the Limited Liability Company Agreement of Nighthawk Radiology Services, LLC (the “Company”) dated as of June     , 2001, as amended from time to time (the “Agreement”). A transferee, pledgee, or mortgagee of the Units represented by this certificate shall be deemed to have notice of and to be bound by the terms of the Agreement. A copy of the Agreement is on file at the registered office of the Company. Upon written request of the record holder of this certificate to the Company at its principal place of business or registered office, the Company will furnish to such record holder a copy of the Agreement.”

11.5 Injunctive Relief. If any Member shall Transfer its Units in violation of the provisions of this Agreement, the Member or Members, or the Company, or both, shall, in addition to all rights and remedies at law and in equity, be entitled to a decree or order restraining and enjoining such transfer and the offending Member shall not plead in defense that there would be an adequate remedy at law, it being expressly acknowledged and agreed that damages at law will be an inadequate remedy for the violation of the provisions concerning Transfer set forth in this Agreement.

SECTION 12: DISSOLUTION AND TERMINATION

12.1 Dissolution. The Company shall dissolve and commence winding up and liquidating upon the first to occur of any of the events described in the following subparagraphs (individually, a “Dissolution Event”; collectively “Dissolution Events”):

12.1.1 The sale or other disposition of all or substantially all of the Company Properties shall be a Dissolution Event;

12.1.2 A Dissolution Event shall occur if any Person ceases to be a Member upon the occurrence of an event of dissociation as specified in I.C. 53-641, unless the business of the Company is continued by the affirmative vote of the majority of Units held by the remaining Members within ninety (90) days following the occurrence of such event of disassociation.

12.2 Administration of Winding Up. Following an Event of Dissolution, the affairs of the Company shall be wound up as provided in this Agreement and the Act. Unless the Managers have breached this Agreement or wrongfully dissolved the Company, the Managers shall be authorized to wind up the Company’s affairs subject to the limitations on the Managers’ power and authority set forth in this Agreement and to direction and control by the Members in accordance with this Agreement. The Company following the occurrence of a Dissolution Event shall act solely for the purposes of winding up the Company’s business and affairs in an orderly manner, liquidating the Company’s Properties and satisfying the claims of its creditors and Members. Neither the Managers nor any Member shall take action which is inconsistent with or inappropriate to the winding up of the Company’s business and affairs. Without the Eighty Percent Approval of Members in which they otherwise agree to accept a distribution of all or part of the Company Properties in kind, the Company Properties shall be liquidated in an orderly manner and over such time period as may be necessary and reasonable to realize the fair market value of the Company Properties.

12.3 Allocation of Profit and Losses in Liquidation. The allocation of Profit, Losses and other tax items or attributes following an Event of Dissolution, including gain or loss from Capital Events occurring during the course of winding up, shall be determined in accordance with the provisions of Section 8 and shall be credited or charged to the Capital Accounts of the Members in the same manner as such Section 8 would require in the absence of dissolution and winding up.

12.4 Distributions to Members.

12.4.1 The Managers, or the liquidating Persons, shall distribute the assets of the Company in the following order of priority:

(a) To creditors, including Members who are creditors, to the extent otherwise permitted by law, in satisfaction of liabilities of the Company, other than liabilities for distributions to Members;

(b) To establish reserves if and to the extent reasonably necessary and appropriate to pay all of the Company’s claims and obligations, including all contingent, conditional or unmatured claims and obligations known to the Company and all claims and obligations which are known to the Company but for which the identity of the claimant is unknown;

(c) Payment of liabilities for distributions to Members;

(d) To the Members in accordance with the balances in their respective Capital Accounts after taking into account all other allocations and distributions under this Agreement for the Fiscal Year including the allocations under Section 8; and then

(e) Distribution of any remaining assets to the Members in proportion to their Percentage Interests.

12.5 No Obligation to Restore Negative Capital Account Balance on Liquidation. Notwithstanding anything to the contrary in this Agreement, upon a liquidation within the meaning of Regulation Section 1.704-1(b)(2)(ii)(g), if any Member has a negative Capital Account balance (after giving effect to all contributions, distributions, allocations and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), such Member shall have no obligation to make any Capital Contribution to the Company, and the negative balance of such Member’s Capital Account shall not be considered a debt owed by such Member to the Company or to any other Person for any purpose whatsoever.

12.6 Return of Contribution Nonrecourse to Other Members. Except as provided by law or as expressly provided in this Agreement, upon dissolution each Member shall look solely to the Company Properties for the return of its Capital Contribution. If the Property remaining after the payment or discharge of liabilities of the Company is insufficient to return the Capital Contributions of the Members, no Member shall have recourse against any other Member.

12.7 Notice of Dissolution Event. If a Dissolution Event occurs, the Managers shall provide immediate notice of its occurrence to each Member.

SECTION 13: GENERAL PROVISIONS

13.1 Notices. Any notice, consent, approval or other action required or permitted to be delivered or taken under this Agreement shall be delivered or manifested in writing. It shall (a) be transmitted by personal delivery, express or courier service, by the United States Postal Service or electronic means of transmitting written material; and (b) deemed to be delivered on the earlier of (i) the date notice is sent if before 5:00 p.m., otherwise the next calendar day; or (ii) four (4) calendar days after having been so deposited in the United States Postal Service, postage prepaid, certified or registered mail, return receipt requested. Notices shall be addressed to the Persons executing this Agreement at their respective addresses set forth in Exhibit A, attached hereto, or on the signature page of the Addendum Agreement, as applicable. The Persons so executing may designate a different address by notice given in the manner specified in this paragraph.

13.2 No Third-Party Beneficiaries. Nothing contained in this Agreement is intended to confer any rights, benefits or interests on any third party to this Agreement. Neither a creditor of the Company nor any other Person not a party to this Agreement shall have any right or remedy to require or enforce the obligation to make Capital Contributions or any other obligations set forth in this Agreement.

13.3 Binding Effect. The agreements contained in this Agreement shall extend to and be obligatory upon the heirs, legal representatives, successors and assigns of the respective parties to this Agreement, but only to the extent such succession or assignment is authorized under this Agreement.

13.4 Entire Understanding. This Agreement, its exhibits, and the documents referred to or incorporated in it, embody the entire agreement between the parties with respect to their subject matter. Exhibits to this Agreement and other documents referred to as incorporated in this Agreement shall be deemed incorporated. All previous documents, instruments, discussions and negotiations between the parties relating to the subject matter of this Agreement and the documents incorporated in it are deemed superseded by the express terms and conditions of this Agreement and the documents incorporated in it. There have been no promises, agreements, representations, warranties or commitments between the parties with regard to the subject mater of this Agreement other than as set forth in this Agreement and the documents incorporated in it.

13.5 Governing Law, Jurisdiction, Venue. This Agreement shall be governed by the laws of the State of Idaho (without giving effect to its conflicts of laws principles). The parties irrevocably agree to submit to jurisdiction and venue in the courts located in Kootenai County, Idaho.

13.6 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall constitute one and the same document.

13.7 Captions and Cross-References. Cross-references to section or paragraph numbers in this Agreement shall, unless otherwise specified, refer to this Agreement and not to any other document. Section or paragraph titles, table of contents or other headings contained in this Agreement are for convenience only and shall not be a part of this Agreement, or considered in its interpretation. The use of any gender shall include any other gender and the use of the singular shall include the plural as the context requires. Whenever a provision of or a definition in this Agreement uses the term “include” or “including,” that term shall not be limiting but shall be interpreted as being illustrative.

13.8 Interpretation. This Agreement has been reviewed and negotiated by each Party and the respective Party’s legal counsel and shall be given a fair and reasonable interpretation in accordance with the words contained in it, without any weight being given to whether a provision was drafted by that signatory or its counsel. This Agreement and the Exhibits to this Agreement shall be construed and interpreted as a whole and to harmonize and give effect to all provisions of such agreements.

13.9 Invalidity or Unenforceability. The invalidity or unenforceability of one or more clauses, phrases, provisions or portions of this Agreement shall not affect or impair the validity or enforceability of the remainder of this Agreement. If such a clause, phrase, provision or portion of this Agreement is found to be invalid or unenforceable, there shall be added to this Agreement a valid and enforceable clause, phrase, provision or portion as similar in terms to such invalid or unenforceable clause, phrase, provision or portion as may be possible.

13.10 Waiver, Amendment and Extension. No waiver, amendment, extension or variation in the terms of this Agreement shall be valid against a party unless in writing and signed by that party and then only to the extent specifically set forth in the writing. Neither a failure nor a delay on the part of any party in exercising any right, power or privilege under this Agreement, nor any course of dealing between the parties, will waive, amend or vary the terms of this Agreement.

13.11 Amendment. This Agreement may be amended by Eighty Percent Approval of the Members, provided, however, that no amendment which materially reduces the distributions which may be made to a Member (or changes the Profit of Loss allocation to such Member or Member) may be made without such Member’s consent.

13.12 Power of Attorney. For the purposes of executing any Addendum Agreement and amendment to Exhibit A and Exhibit B hereto upon admission of a new Member, each Member hereby appoints the Company as agent and attorney-in-fact to execute such Addendum Agreement on their behalf and expressly bind themselves to the Addendum Agreement as executed by a duly authorized officer of the Company.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first written above.

INITIAL MEMBERS

/s/ Christopher R. Huber	/s/ Jon Berger
Christopher R. Huber	Jon Berger

RADIOLOGY ASSOCIATES OF NORTH IDAHO, P.A.

/s/ Paul Berger	By:	/s/ Albert Martinez, M.D., President
Paul Berger		[Name, Title]

EXHIBIT A

MEMBERS

Christopher R. Huber [Address]	Jon Berger [Address]

Paul Berger [Address]	Radiology Associates of North Idaho, P.A. [Address]

EXHIBIT B

CAPITAL CONTRIBUTIONS/

PERCENTAGE INTEREST

Unit Holder	Units	Capital Contributions	Capital Account Balance	Percentage Interest
Radiology Associates	750	$750.00	$750.00	75.00%
Christopher R. Huber	83	83.33	83.33	8.33%
Jon Berger	83	83.33	83.33	8.33%
Paul Berger	83	83.33	83.33	8.33%

Grand Total	999	$999.99	$999.99	100.0%

Exhibit C

ADDENDUM AGREEMENT

This Addendum Agreement (the “Addendum Agreement”) is made this 20th day of August, by and among Nighthawk Radiology Services, LLC, an Idaho limited liability company (the “Company’), the undersigned party seeking to become a Member of the Company (the “New Member”), and the other Members of the Company who are parties to that certain Limited Liability Company Agreement of Nighthawk Radiology Services, LLC, dated as of August 13, 2001, as amended from time to time (the “Agreement”).

W I T N E S S E T H:

WHEREAS, the Company and the Members entered into the Agreement to impose certain restrictions and obligations upon the Members and the Units of the Company owned by such Members (the “Units”);

WHEREAS, the New Member is desirous of becoming a Member of the Company; and

WHEREAS, the Company and the Members have required in the Agreement that all persons being offered Units must enter into an Addendum Agreement binding the New Member to the Agreement to the same extent as if it was an original party thereto, so as to promote the mutual interests of the Company, the Members and the New Member by imposing the same restrictions and obligations of the New Member and the Units to be acquired by the New Member as were imposed upon the Members under the Agreement,

NOW, THEREFORE, in consideration of the premises, mutual promises and covenants contained in this Addendum Agreement, and as a condition of the purchase of the Units, the New Member hereby agrees as follows:

1. All capitalized terms used in this Addendum Agreement, but not otherwise defined herein, shall have the same meanings ascribed to such terms in the Agreement.

2. The New Member acknowledges and agrees that the New Member has read and understands the Agreement.

3. The New Member shall be bound by, and shall have the benefit of, all the terms and conditions set out in the Agreement to the same extent as if the New Member were a “Member” as defined in the Agreement and the New Member hereby becomes a party to the Agreement with the rights and obligations of a Member thereunder.

4. This Addendum Agreement shall be attached to and become a part of the Agreement.

New Member

Address for notices under the Agreement:

The spouse of the New Member acknowledges that such spouse has read the Agreement. Such spouse is fully aware of, understands and fully consents and agrees to paragraph 11.2 of the Agreement and that such spouse’s awareness, understanding, consent and agreement is evidenced by such spouse’s execution and delivery of this Addendum Agreement.

New Member’s Spouse

Agreed to on behalf of the Members and the Company pursuant to paragraph 13.12 of the Agreement.

NIGHTHAWK RADIOLOGY SERVICES, LLC

By:
Its:

Exhibit B

EXECUTION COPY

NIGHTHAWK RADIOLOGY HOLDINGS, INC.

STOCKHOLDERS AGREEMENT

THIS STOCKHOLDERS AGREEMENT (this “Agreement”) is made and entered into as of March 31, 2004, by and among NightHawk Radiology Holdings, Inc., a Delaware corporation (the “Company”), each of the Persons listed on the Schedule of Investors attached hereto (each, an “Investor” and collectively, the “Investors”) and each of the Persons listed on the Schedule of Other Stockholders attached hereto (each, an “Other Stockholder” and collectively, the “Other Stockholders”). The Investors and the Other Stockholders are collectively referred to herein as the “Stockholders” and individually as a “Stockholder.” Except as otherwise provided herein, capitalized terms used herein are defined in paragraph 10 hereof.

WHEREAS, the Investors shall purchase shares of the Company’s Series A Convertible Preferred Stock, par value $.001 per share (the “Series A Preferred”), pursuant to that certain Securities Purchase and Contribution Agreement, dated as of the date hereof, by and among the Company and the Investors and the other Persons named therein (as the same may be amended or modified from time to time in accordance with its terms, the “Purchase Agreement”);

WHEREAS, the Other Stockholders own all of the Company’s outstanding Common Stock, par value $.001 per share (the “Common Stock”) as of the consummation of the transactions contemplated by the Purchase Agreement (the “Closing”);

WHEREAS, the Company and the Stockholders desire to enter into this Agreement for the purposes, among others, of (i) establishing the composition of the Company’s board of directors (the “Board”), (ii) assuring continuity in the management and ownership of the Company and (iii) limiting the manner and terms by which the Company’s capital stock may be transferred; and

WHEREAS, the execution and delivery of this Agreement is a condition to the Closing under the Purchase Agreement.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

1. Board of Directors.

(a) From and after the Closing and until the provisions of this paragraph 1 cease to be effective, each holder of Stockholder Shares shall vote all of his, her or its Stockholder Shares which are voting shares and any other voting securities of the Company over which such holder has voting control and shall take all other necessary or desirable actions within his, her or its control (whether in his, her or its capacity as a stockholder, director, member of a board committee or officer of the Company or otherwise, and including attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings), and the Company shall take all necessary or desirable actions within its control (including calling special board and stockholder meetings), so that:

(i) the authorized number of directors on the Board shall be established and maintained at five (5) directors;

(ii) the following persons shall be elected to the Board:

(A) one (1) representative designated by the Investors that hold a majority of the Stockholder Shares held by all of the Investors (the “Investor Director”), with Peter Y. Chung serving as the Investor Director immediately following the Closing (and with it being understood that such Investor Director shall be elected by the holders of a majority of the outstanding Series A Preferred pursuant to Section 5A of Article IV of the Company’s Certificate of Incorporation for so long as any Series A Preferred remains outstanding);

(B) three (3) representatives elected by the holders of a majority of the Stockholder Shares held by the Other Stockholders in accordance with applicable corporate law and the Company’s Certificate of Incorporation and Bylaws (the “Other Stockholder Directors”), with Dr. Paul E. Berger, M.D., Jon D. Berger and Christopher R. Huber serving as the Other Stockholder Directors immediately following the Closing; and

(C) one (1) representative elected by the holders of the Company’s outstanding Common Stock and Series A Preferred (voting on an as-if-converted basis) in accordance with applicable corporate law and the Company’s Certificate of Incorporation and Bylaws, so long as such representative is approved by the Investors that hold a majority of the Stockholder Shares held by all of the Investors; provided that such representative shall not be a member of the Company’s management or an employee or officer of the Company or any of its Subsidiaries (the “Outside Director”), and with such Outside Director being so designated and approved as provided herein and elected to the Board as soon as practicable after the Closing;

(iii) the composition of the board of directors or equivalent body of each of the Company’s Subsidiaries (a “Sub Board”) shall be proportionately equivalent to that of the Board unless otherwise required by the applicable law of the jurisdiction of such Subsidiary’s formation or organization, as applicable (provided that the Investor Director, at his election, shall be entitled to serve on such Sub Board).

(iv) subject to paragraph 1(a)(v) below, any director of the Company may be removed from the Board or a Sub Board in the manner allowed by law and the Company’s or such Subsidiary’s Certificate of Incorporation and Bylaws or similar governing documents; provided that, (A) with respect to the Investor Director, such removal (with or without cause) shall only be upon the written request of the Investors that hold a majority of the Stockholder Shares held by all of the Investors and for no other reason and (B) with respect to any Outside Director, such removal (with or without cause) shall also require the written approval of the Investors that hold a majority of the Stockholder Shares held by all of the Investors; and

(v) in the event that any representative designated hereunder for any reason ceases to serve as a member of the Board or any Sub Board during his or her term of office, the resulting vacancy on the Board or Sub Board shall be filled by (A) with respect to the representative designated pursuant to subparagraph (ii)(A) above, a representative designated by the Investors that hold a majority of the Stockholder Shares held by all of the Investors, (B) with respect to a representative elected pursuant to subparagraph (ii)(B) above, a representative elected as provided in subparagraph (ii)(B) above, and (C) with respect to a representative elected pursuant to subparagraph (ii)(C) above, a representative elected and approved as provided in subparagraph (ii)(C) above who satisfies the other requirements set forth in subparagraph (ii)(C) above.

2

(b) Any committees established by the Board or a Sub Board shall include the Investor Director and the Outside Director.

(i) A Compensation Committee of the Board comprised of not more than three (3) members shall be established immediately following the Closing and shall include the Investor Director and the Outside Director. The Compensation Committee’s authority and duties shall include determining the compensation (including salary, bonuses and other forms of compensation) to be paid to each of the Company’s executive officers (i.e., vice president level and above) and members of the Board and the administration of (and exercise of any rights or powers under) the Company’s equity incentive plans (if any).

(ii) An Audit Committee of the Board comprised of not more than three (3) members shall be established immediately following the Closing and shall include the Investor Director and the Outside Director. The Audit Committee’s authority and duties shall be as set forth in the Board’s enabling resolutions adopted in connection with the establishment of such committee.

(c) The Investors that hold a majority of the Stockholder Shares held by all of the Investors shall have the right to designate (and to remove and replace from time to time) a representative (the “Investor Observer”) who shall (1) have the right to receive due notice of and to attend and participate in discussions at (but not vote on any matters on which the directors are entitled to vote) all meetings of the Board or any Sub Board and all meetings of committees of the Board or any Sub Board, (2) have the right to receive copies of all documents and other information, including minutes, consents, business plans, presentation materials, budgets and financial information furnished generally to members of the Board, any Sub Board and any committees thereof, and (3) be entitled to be indemnified by the Company and each of the Company’s Subsidiaries to the same extent mutatis mutandis as if the Investor Observer were a director. Immediately following the Closing, J. Scott Carter shall serve as the Investor Observer.

(d) The Company shall pay or promptly reimburse the reasonable out-of-pocket expenses (including travel expenses) incurred by each director (and the Investor Observer) in connection with attending the meetings of the Board, any Sub Board and any committee thereof and each non-management director (including the Investor Director) shall receive the same remuneration (including option grants and other equity-based compensation) for serving as a director (if any). The Company shall maintain directors and officers indemnity insurance coverage in effect at all times in amounts and on terms reasonably satisfactory to the Investors and the Company’s Certificate of Incorporation and Bylaws shall at all times provide for indemnification and exculpation of directors to the fullest extent permitted under applicable law.

(e) The provisions of this paragraph 1 shall terminate automatically and shall be of no further force and effect upon the consummation of a Qualified Public Offering.

2. Representations and Warranties; Agreements. Each Stockholder represents and warrants as of the date hereof that (i) this Agreement has been duly authorized, executed and delivered by such Stockholder and constitutes the valid and binding obligation of such Stockholder, enforceable in accordance with its terms, and (ii) such Stockholder has not granted and is not a party to any proxy, voting trust or other agreement which is inconsistent with, conflicts with or violates any provision of this Agreement or the Purchase Agreement or any other agreements executed and delivered in connection

3

with the Purchase Agreement. No holder of Stockholder Shares shall grant any proxy or become party to any voting trust or other agreement which is inconsistent with, conflicts with or violates any provision of this Agreement.

3. Certain Transfer Restrictions.

(a) No Other Stockholder shall sell, transfer, assign, pledge or otherwise dispose of (whether with or without consideration and whether voluntarily or involuntarily or by operation of law or otherwise) any interest in any Stockholder Shares (a “Transfer”), except pursuant to a Public Sale or a Sale of the Company (an “Exempt Transfer”) or the provisions of this paragraph 3. Prior to making any Transfer other than an Exempt Transfer, the Other Stockholder transferring any Stockholder Shares (a “Transferring Stockholder”) shall deliver a written notice (a “Sale Notice”) to the Company, the Investors and the Founders. The Sale Notice shall disclose in reasonable detail the identity of the prospective transferee(s), the number of Stockholder Shares to be transferred and the terms and conditions of the proposed Transfer. In no event shall any Transfer (other than an Exempt Transfer) of Stockholder Shares pursuant to this paragraph 3 be made by any Other Stockholder (i) prior to the first anniversary of the Closing (except for a Transfer pursuant to paragraph 3(d) below), (ii) for any consideration other than cash payable upon consummation of such Transfer or in installments over time or (iii) to any Person which is a direct or indirect competitor of the Company. No Other Stockholder shall consummate any Transfer until 45 days after the Sale Notice has been given to the Company, the Investors and the Founders (the “Election Period”), unless the parties to the Transfer have been finally determined pursuant to this paragraph 3 prior to the expiration of such 45-day period. The date of the first to occur of such events is referred to herein as the “Authorization Date.”

(b) The Company may elect to purchase all or any portion of the Transferring Stockholder’s Stockholder Shares to be transferred upon the same terms and conditions as those set forth in the Sale Notice by delivering a written notice of such election to such Transferring Stockholder, the Investors and the Founders within 25 days after the Sale Notice has been delivered to the Company.

(i) If the Company has not elected to purchase all of such Transferring Stockholder’s Stockholder Shares to be transferred, the Investors, on the one hand, and the Founders, on the other hand, may each elect to purchase up to fifty percent (50%) (the “Allocable Portion”) of the remaining Stockholder Shares to be transferred (the “Remaining Shares”) upon the same terms and conditions as those set forth in the Sale Notice by delivering written notice of such election to the Transferring Stockholder, the Company and, as applicable, the Investors and the Founders within 35 days after the Sale Notice has been delivered to the Investors and the Founders. If the Investors elect to purchase an aggregate number of shares greater than the Investors’ Allocable Portion of the Remaining Shares, the Investors’ Allocable Portion of the Remaining Shares shall be allocated among the Investors based upon the number of Stockholder Shares owned by each Investor or as otherwise may be determined by the Investors. If the Founders elect to purchase an aggregate number of shares greater than the Founders’ Allocable Portion of the Remaining Shares, the Founders’ Allocable Portion of the Remaining Shares shall be allocated among the Founders based upon the number of Stockholder Shares owned by each Founder or as otherwise may be determined by the Founders.

(ii) If, for any reason, the Investors, on the one hand, or the Founders, on the other hand, elect, in the aggregate, to purchase less than their respective Allocable Portion of the Remaining Shares, then the Founders or the Investors, as applicable, shall be entitled to purchase any of the Remaining Shares that the Investors or Founders, as applicable, have elected not to purchase (the “Unpurchased Remaining Shares”) by giving written notice to the Transferring Stockholder, the Company and, as applicable, the Founders and/or the Investors within 40 days

4

after the Sale Notice has been delivered to the Investors and the Founders. If the Investors or Founders, as applicable, elect to purchase an aggregate number of shares greater than the Unpurchased Remaining Shares, the Unpurchased Remaining Shares shall be allocated among the Investors or Founders, as applicable, in the same manner as set forth in paragraph 3(b)(i) above.

(iii) If the Company, the Investors and the Founders have not elected to purchase all of such Transferring Stockholder’s Stockholder Shares specified in the Sale Notice, such Transferring Stockholder may Transfer the Stockholder Shares specified in the Sale Notice for which no purchase election has been made at a price and on terms no more favorable to the transferee(s) thereof than specified in the Sale Notice (subject to the provisions of paragraph 3(c) below) during the 60-day period immediately following the Authorization Date. Any Transferring Stockholder’s Stockholder Shares not transferred within such 60-day period shall be subject to the provisions of this paragraph 3(b) upon subsequent Transfer. If any of the Company, the Investors or the Founders have elected to purchase any Stockholder Shares pursuant to this paragraph 3(b), the Transfer of such Stockholder Shares shall be consummated as soon as practical after the delivery of the election notice(s) to the Transferring Stockholder, but in any event within 15 days after the expiration of the Election Period. The Investors may assign all or any portion of their repurchase rights under this paragraph 3(b) to one or more of their affiliated investment funds.

(c) Notwithstanding anything to the contrary herein, each Investor may elect to participate in any contemplated Transfer by delivering written notice to the Transferring Stockholder and the Company within 30 days after receipt by such Investor of the Sale Notice. If any Investors have elected to participate in such sale, the Transferring Stockholder and the electing Investors shall be entitled to sell in the contemplated sale (including any sale to the Company or any other Stockholders pursuant to paragraph 3(b) above) at the same price and on the same terms, a number of Stockholder Shares equal to the product of (i) the quotient determined by dividing the percentage of Stockholder Shares owned by such Person by the aggregate percentage of Stockholder Shares owned by the Transferring Stockholder and all electing Investors and (ii) the number of Stockholder Shares to be sold in the contemplated sale.

For example, if the Sale Notice contemplated a sale of 100 Stockholder Shares, and if the Transferring Stockholder was at such time the owner of 30% of all Stockholder Shares and if one Investor elected to participate and such Investor owned 20% of all Stockholder Shares, the Transferring Stockholder would be entitled to sell 60 Stockholder Shares (30% ÷ 50% x 100 Stockholder Shares) and the Investor would be entitled to sell 40 Stockholder Shares (20% ÷ 50% x 100 Stockholder Shares).

The Transferring Stockholder shall use his, her or its best efforts to obtain the agreement of the prospective transferee(s) to the participation of the Investors in the contemplated Transfer and shall not Transfer any Stockholder Shares to the prospective transferee(s) if such transferee(s) refuses to allow the participation of the Investors.

(d) The restrictions contained in this paragraph 3 shall not apply with respect to any Transfer of Stockholder Shares by an Other Stockholder that is an individual (i) pursuant to applicable laws of descent and distribution, (ii) among such Other Stockholder’s Family Group or from one Founder to another Founder, or (iii) to Dr. John Thomas, Dr. Michael Cooney, Dr. Thomas Vreeland and/or Dr. William Bradley provided that (w) the Other Stockholders will use commercially reasonable efforts to consummate any Transfer made pursuant to this clause (iii) within 180 days following the Closing but in any event any Transfer made pursuant to this clause (iii) must be consummated prior to the first anniversary of the Closing, (x) the aggregate number of shares of Common Stock to be transferred in connection with all Transfers made pursuant to this clause (iii) shall not exceed, in the aggregate,

5

5,200,000 shares of Common Stock, (y) as a condition to the consummation of any Transfer made pursuant to this clause (iii), the transferee of such shares of Common Stock shall have executed and delivered to the Company a non-compete, non-solicitation and confidentiality agreement in a form reasonably satisfactory to the Investors, and (z) the Company and the Investors shall determine as a condition precedent to any such Transfer that the ownership of the Company’s capital stock by any of the transferee(s) listed in this clause (iii) would not violate any applicable laws or regulations to which the Company or any of its Subsidiaries is subject, whether by virtue of such Person’s other business activities or otherwise (including, without limitation, the federal physician self-referral statute (known as the “Stark Law”)) (collectively referred to herein as “Permitted Transferees”); provided that such restrictions shall continue to be applicable to the Stockholder Shares after any such Transfer and the transferees of such Stockholder Shares shall agree in writing to be bound by the provisions of this Agreement affecting the Stockholder Shares so transferred as a condition precedent to any such Transfer. For purposes of this Agreement, “Family Group” means an individual’s ancestors (including step-parents), spouse and descendants (whether natural or adopted) or any trust established solely for the benefit of such individual and/or such individual’s, ancestors (including step-parents) spouse and/or descendants (but only so long as such Stockholder retains the power to vote and dispose of the Stockholder Shares held by such individual’s, ancestors (including step-parents) spouse or descendants and any such trust and, if such power is not retained or is lost, any such Transfer shall be subject to the restrictions set forth in this paragraph 3). Notwithstanding the foregoing, no party hereto shall avoid the provisions of this Agreement by making one or more transfers to one or more Permitted Transferees and then disposing of all or any portion of such party’s interest in any such Permitted Transferee.

(e) The restrictions set forth in this paragraph 3 shall continue with respect to each Stockholder Share following any Transfer thereof (other than an Exempt Transfer or a Transfer to an Investor (or any of its affiliated investment funds) pursuant to subparagraph 3(b) above; provided that all such restrictions shall terminate upon the consummation of a Qualified Public Offering.

4. Holdback Agreement. No Other Stockholder shall effect any public sale or distribution (including sales pursuant to Rule 144 under the Securities Act) of any Stockholder Shares or of any other capital stock or equity securities of the Company, or any securities convertible into or exchangeable or exercisable for such stock or securities, during the seven (7) days prior to and the 180-day period beginning on the effective date of the Company’s initial Public Offering or during the seven (7) days prior to and the 90-day period beginning on the effective date of any underwritten Demand Registration or Piggyback Registration (each as defined in the Registration Agreement), unless the underwriters managing the registration otherwise agree in writing.

5. Put Arrangement.

(a) At any time after the seventh anniversary of the Closing, the Investors holding a majority of the Stockholder Shares held by all of the Investors (the “Initiating Investors”) shall have the right to require the Company to purchase (in cash) all or any portion of the shares of Series A Preferred held by such Investors at the Put Price (the “Put”) by delivering a written notice to the Company specifying the number of shares of Series A Preferred to be purchased (the “Put Notice”). Upon receipt of the Put Notice, the Company shall give written notice of the exercise of the Put to each of the other Investors holding Series A Preferred, and each such other Investor shall have the right, within ten days after receipt of such notice, to participate in the Put by delivering a written notice (the “Participation Notice”) to the Company specifying the number of shares of Series A Preferred to be purchased. All Investors participating in the Put are referred to herein as the “Participating Investors.”

(b) Within twenty (20) days after the delivery of the Put Notice, the Company and the Initiating Investors shall in good faith promptly determine the Put Price as provided hereunder and,

6

subject to the provisions hereof, within ten days after the determination of the Put Price as provided hereunder the Company shall purchase, and the Participating Investors shall sell, the number of shares of Series A Preferred specified in the Put Notice and (as applicable) each Participation Notice at a mutually agreeable time and place (the “Put Closing”). At the Put Closing, each Participating Investor shall deliver to the Company certificates representing such Investor’s shares of Series A Preferred to be purchased by the Company free and clear of all liens and encumbrances and duly endorsed in blank or accompanied by duly executed forms of assignment, and the Company shall deliver to each such Investor an amount equal to the Put Price payable to such Investor as determined pursuant to paragraph 5(c) below by wire transfer of immediately available funds to an account designated by each such Investor.

(c) The shares of Series A Preferred to be purchased by the Company from each Participating Investor pursuant to the Put shall be purchased at a price (the “Put Price”) equal to the product of (i) the Market Value of the Company (determined as of the date of the Put Notice), multiplied by (ii) a fraction, the numerator of which shall be the number of shares of Common Stock issuable upon conversion of each Participating Investor’s shares of Series A Preferred to be purchased and the denominator of which shall be the total number of shares of Common Stock then outstanding and the total number of shares of Common Stock issuable upon conversion, exercise or exchange of all In-the-Money Options and Securities (as defined in paragraph 10 hereof) as of the date the Put Price is determined hereunder. Notwithstanding the foregoing, the “Put Price” attributable to any shares of Series A Preferred held by a Participating Investor shall be equal to the greater of (x) the Put Price otherwise determined with respect thereto pursuant to the immediately preceding sentence and (y) the aggregate Liquidation Value (as defined in the Company’s Certificate of Incorporation) of such shares of Series A Preferred (plus all accrued and unpaid dividends thereon). For the purposes of this paragraph 5, the Market Value of the Company shall be determined jointly by the Company and the Initiating Investors. If such parties are unable to reach agreement within a reasonable period of time (not to exceed 30 days), the Market Value of the Company shall be determined by an independent appraiser or firm experienced in valuations of the type contemplated hereby reasonably acceptable to the Company and the Initiating Investors, which firm shall submit to the Company and the Investors a written report setting forth such determination. If the Company and the Initiating Investors are unable to agree on an independent appraiser or firm within 15 days after such reasonable period of time (not to exceed 30 days), such appraiser or firm shall be selected by lot from an initial group of four such appraisers or firms which are experienced in valuations of the type contemplated hereby, two of which shall be selected by the Company and two of which shall be selected by the Initiating Investors. Each of the Company and the Initiating Investors shall have the right to eliminate one appraiser or firm to be selected by the other prior to such selection by lot. The expenses of such appraiser or firm shall be borne by the Company, and the determination of such appraiser or firm shall be final and binding upon all parties (absent manifest error), except that after the determination of Market Value following the exercise of the Put, any Participating Investor may rescind its exercise of such Put (subject to subsequent exercise at any time after 365 days following such rescission, except that the expenses of the independent appraiser or firm (if any) in connection with any subsequent exercise shall be borne by the participating Investors).

(d) The right to exercise the Put hereunder shall terminate upon the consummation of a Qualified Public Offering.

6. Transfers; Future Sales. Prior to any Stockholder Transferring any Stockholder Shares (other than pursuant to an Exempt Transfer) to any Person, and prior to the Company issuing any Common Stock (other than pursuant to an initial Public Offering) or any options or other rights to acquire Common Stock or any securities convertible into or exchangeable for such Common Stock to any Person who after such issuance will hold more than 2% (on a fully-diluted basis) of the Company’s Common Stock, such Stockholder or the Company, as the case may be, shall cause the prospective transferee to be bound by this Agreement and to execute and deliver to the Company and the other Stockholders a

7

counterpart of this Agreement. Transferees of Stockholder Shares held by Investors (other than the Other Stockholders or their Permitted Transferees, all of whom shall be deemed to be Other Stockholders hereunder) shall be deemed to be Investors hereunder. Transferees of Stockholder Shares held by Other Stockholders (other than the Investors or their affiliates, all of whom shall be deemed to be Investors hereunder) and transferees of Common Stock (or options or other rights to acquire Common Stock or securities convertible into or exchangeable for such Common Stock) issued by the Company as described above (other than the Investors and/or their designees, all of whom shall be deemed to be Investors hereunder) shall be deemed to be Other Stockholders hereunder. The provisions of this paragraph 6 shall terminate upon the consummation of a Qualified Public Offering.

7. Legend. Each certificate evidencing Stockholder Shares and each certificate issued in exchange for or upon the Transfer of any Stockholder Shares shall be stamped or otherwise imprinted with a legend in substantially the following form:

“The transfer of the securities represented by this certificate is subject to a Stockholders Agreement dated as of March 31, 2004 among the issuer of such securities (the “Company”) and certain of the Company’s stockholders, as the same may be amended or modified from time to time. A copy of such Stockholders Agreement shall be furnished without charge by the Company to the holder hereof upon written request.”

The Company shall imprint such legend on certificates evidencing Stockholder Shares outstanding as of the date hereof.

8. Sale of the Company.

(a) If the Board and the Investors that hold a majority of the Stockholder Shares held by all of the Investors (the “Requisite Holders”) approve a Sale of the Company (the “Approved Sale”), the holders of Stockholder Shares shall vote for, consent to and raise no objections against the Approved Sale, and if the Approved Sale is structured as a sale of stock, reverse merger or other transaction having the effect of a stock sale, the holders of Stockholder Shares shall agree to sell all of their Stockholder Shares on the terms and conditions approved by the Board and the Requisite Holders. The holders of Stockholder Shares shall take all necessary and desirable actions in connection with the consummation of the Approved Sale as requested by the Requisite Holders and the Company.

(b) Upon the consummation of the Approved Sale, each Stockholder shall receive in exchange for the Stockholder Shares held by such Stockholder the same portion of the aggregate consideration from such Approved Sale that such Stockholder would have received if such aggregate consideration had been distributed by the Company in complete liquidation pursuant to the rights and preferences set forth in the Company’s Certificate of Incorporation as in effect immediately prior to the consummation of such Approved Sale. All holders of Stockholder Shares representing then currently exercisable options or warrants to acquire Common Stock shall be given an opportunity, at the Board’s discretion, to either (A) exercise such options or warrants prior to the consummation of the Approved Sale and participate in such sale as holders of Common Stock or (B) upon the consummation of the Approved Sale, receive in exchange for such options or warrants consideration equal to the amount determined by multiplying (1) the same amount of consideration per share of Common Stock received by the holders of Common Stock in connection with the Approved Sale less the exercise price per share of Common Stock of such options or warrants to acquire Common Stock by (2) the number of shares of Common Stock represented by such then currently exercisable options or warrants.

8

(c) If the Company or the holders of the Company’s securities enter into any negotiation or transaction for which Rule 506 (or any similar rule then in effect) promulgated by the Securities and Exchange Commission may be available with respect to such negotiation or transaction (including a merger, consolidation or other reorganization), the holders of Stockholder Shares who are not “accredited investors” (as such term is defined in Rule 501 promulgated by the Securities and Exchange Commission) shall, at the request of the Company, appoint a purchaser representative (as such term is defined in Rule 501 promulgated by the Securities and Exchange Commission) reasonably acceptable to the Company. If any such holder of Stockholder Shares appoints a purchaser representative designated by the Company, the Company shall pay the fees of such purchaser representative, but if any holder of Stockholder Shares declines to appoint the purchaser representative designated by the Company, such holder shall appoint another purchaser representative, and such holder shall be responsible for the fees of the purchaser representative so appointed.

(d) The Company shall pay all transaction costs associated with any Approved Sale to the extent such costs are incurred for the benefit of the holders of Stockholder Shares (but specifically excluding the fees and expenses of legal counsel retained by any Stockholder(s) specifically for the purpose of representing the interests of such Stockholder(s) in such Approved Sale). To the extent such costs are not paid by the Company prior to the distribution to the holders of Stockholder Shares of proceeds from any Approved Sale, or by the acquiring company, such costs shall be borne by each holder according to his or its pro rata share (based upon the amount of consideration received by such holder for such Stockholder Shares in the Approved Sale) of the costs of any Approved Sale. Each holder of Stockholder Shares shall be obligated to join on a pro rata basis (based upon the amount of consideration received by such holder for such Stockholder Shares in the Approved Sale) in any indemnification or other obligations that the Requisite Holders agree to provide in connection with such Approved Sale (other than any such obligations that relate specifically to a holder of Stockholder Shares such as indemnification with respect to representations and warranties given by a holder regarding such holder’s title to and ownership of Stockholder Shares).

(e) The provisions of this paragraph 8 shall terminate upon the consummation of a Qualified Public Offering.

9. Certain Sale Rights.

(a) At any time following the second anniversary of the Closing and pursuant to the express terms and conditions of this paragraph 9, each Founder may request (but not more than once in the case of any Founder) that the Company repurchase certain shares of Common Stock (referred to herein as the “Subject Shares”) held by such Founder (the “Initiating Founder”) by providing written notice to the Company and the Investors (a “Special Sale Notice”) setting forth the number of Subject Shares requested to be repurchased from such Initiating Founder pursuant to this paragraph 9. The total maximum number of Subject Shares that are subject to repurchase from the Founders pursuant to this paragraph 9 shall not exceed, in the aggregate for all of the Founders, 2,089,286 shares (as such number shall be appropriately adjusted for any stock splits, stock dividends or stock combinations following the Closing). The Subject Shares that are subject to repurchase under this paragraph 9 may be allocated among the Founders as the Founders may determine (subject to the aggregate cap described above). As provided below in this paragraph 9 and subject to the terms and conditions hereof, the funds used to repurchase all or a portion of such Subject Shares shall either be provided indirectly by the Investors through the purchase from the Company of Additional Preferred (as defined below) or directly by the Company so long as the conditions described below are satisfied in connection therewith. So as to avoid undue disruption to the Company, no Founder may deliver a Special Sale Notice pursuant to this paragraph 9 within nine (9) months following the delivery of a previous Special Sale Notice by any of the other Founders (provided that more than one Founder shall be permitted to participate in the same Special Sale Notice so long as such Special Sale Notice constitutes the one and only permitted Special Sale Notice for each participating Founder).

9

(b) Except as otherwise provided in paragraph 9(d) below, the Subject Shares to be purchased by the Company from the Initiating Founder(s) pursuant to the terms and conditions of this paragraph 9 shall be purchased at an aggregate price (the “Subject Share Price”) equal to the product of (i) the Market Value of the Company (determined as of the date of the Special Sale Notice), multiplied by (ii) a fraction, the numerator of which shall be the number of Subject Shares included in the Special Sale Notice and the denominator of which shall be the total number of shares of Common Stock then outstanding and the total number of shares of Common Stock issuable upon conversion, exercise or exchange of all In-the-Money Options and Securities (as defined in paragraph 10 hereof) as of the date the Subject Share Price is determined hereunder. For the purposes of this paragraph 9, the Market Value of the Company shall be determined jointly by the Company, the Investors and the Initiating Founder(s). If such parties are unable to reach agreement within a reasonable period of time (not to exceed 30 days), the Market Value of the Company shall be determined by an independent appraiser or firm experienced in valuations of the type contemplated hereby reasonably acceptable to the Company, the Investors and the Initiating Founder(s), which firm shall submit to the Company, the Investors and the Initiating Founder(s) a written report setting forth such determination. If the Company, the Investors and the Initiating Founder(s) are unable to agree on an independent appraiser or firm within 15 days after such reasonable period of time (not to exceed 30 days), such appraiser or firm shall be selected by lot from an initial group of four such appraisers or firms which are experienced in valuations of the type contemplated hereby, two of which shall be selected by the Investors and two of which shall be selected by the Initiating Founder(s). Each of the Investors and the Initiating Founder(s) shall have the right to eliminate one appraiser or firm to be selected by the other prior to such selection by lot. The expenses of such appraiser or firm shall be borne by the Initiating Founder(s), and the determination of such appraiser or firm shall be final and binding upon all parties (absent manifest error), except that after the determination of Market Value following the delivery of the Special Sale Notice, the Initiating Founder(s) may rescind the request under the Special Sale Notice provided that thereafter, such Initiating Founder(s) shall not be entitled to deliver or participate in another Special Sale Notice hereunder.

(c) Within thirty (30) days following the determination of the Subject Share Price, the Investors may elect to purchase from the Company any number of shares of convertible preferred stock (the “Additional Preferred”), the aggregate purchase price of which (the “Additional Preferred Price”) shall not exceed the Subject Share Price, and the conversion price per share of which shall equal the per share fair value of the Subject Shares as determined with reference to the Company’s Market Value as of the date of the Special Sale Notice. The Additional Preferred shall initially be convertible on a one-for-one basis into shares of Common Stock and shall otherwise have the same terms and conditions as the Series A Preferred. Within fifteen (15) days following the Investors’ election to acquire any such shares of Additional Preferred, the Company shall issue to the Investors the Additional Preferred so elected to be purchased (and each holder of Stockholder Shares shall vote in favor of, and take all other actions reasonably necessary in connection with, such issuance) and the Investors shall deliver to the Company the Additional Preferred Price.

(d) If the Investors elect to purchase any Additional Preferred pursuant to paragraph 9(c) above, the Company shall use the funds paid by the Investors as the Additional Preferred Price to acquire from the Initiating Founder(s) a number of Subject Shares the aggregate purchase price of which is equal to the Additional Preferred Price (i.e., the Company shall purchase one Subject Share from the Initiating Founder(s) with the proceeds of each share of Additional Preferred purchased by the Investors). If for any reason the Investors have elected not to purchase any Additional Preferred or have elected to purchase a number of shares of Additional Preferred for which the Additional Preferred Price is less than the Subject Share Price, then the Company shall use its own funds to purchase any remaining Subject

10

Shares specified in the Special Sale Notice from the Initiating Founder(s) so long as and provided that (i) immediately after giving effect to the repurchase of such remaining Subject Shares by the Company, (A) the Company’s current ratio is equal to or greater than 1.75:1.0 (with such current ratio being determined in accordance with United States generally accepted accounting principles (“GAAP”)) and (B) the Company’s Market Value is equal to or greater than $75,000,000; (ii) no Event of Noncompliance (as defined in the Purchase Agreement) and no Event of Default (as defined in the Promissory Notes issued to the Investors pursuant to the Purchase Agreement) shall be in existence either at the time of the delivery of the Special Sale Notice or at the time of the consummation of the purchase of the Subject Shares; (iii) in connection with the purchase of any such remaining Subject Shares, the Company shall not be permitted to (A) incur any Indebtedness (as defined in the Purchase Agreement) or (2) use more than fifty percent (50%) of the Company’s consolidated net cash (i.e., the amount of the Company’s consolidated cash and cash equivalents less the aggregate amount of the Company’s outstanding consolidated Indebtedness properly classified at such time as short-term, in each case as determined in accordance with GAAP) as determined as of the date of the delivery of the Special Sale Notice and the consummation of such repurchase and (iv) notwithstanding anything to the contrary in this paragraph 9, the purchase price paid by the Company for any such remaining Subject Shares shall be 20% less than the purchase price otherwise determined pursuant to this paragraph 9.

(e) The consummation of the repurchase of Subject Shares by the Company, if any, shall occur promptly following the consummation of the purchase of any Additional Preferred by the Investors, if any, but in any event within sixty (60) days following the determination of the Subject Share Price hereunder. Notwithstanding anything to the contrary in this paragraph 9, all repurchases of Subject Shares by the Company hereunder shall be subject to applicable restrictions contained in the Delaware General Corporation Law and in the Company’s and its Subsidiaries’ debt and equity financing agreements. If any such restrictions prohibit the repurchase of Subject Shares hereunder which the Company is otherwise required to make, the time periods provided in this paragraph 9 shall be suspended, and (subject to the terms and conditions of this paragraph 9) the Company shall make such repurchases as soon as it is permitted to do so under such restrictions.

(f) The right of the Founders to request a repurchase of Subject Shares pursuant to the terms of this paragraph 9 shall terminate upon the consummation of a Qualified Public Offering.

10. Definitions

“Board” has the meaning set forth in the recitals hereto.

“Closing” has the meaning set forth in the recitals hereto.

“Common Stock” has the meaning set forth in the recitals hereto.

“Company” has the meaning set forth in the preamble hereto.

“Founders” means each of Dr. Paul E. Berger, M.D., Jon D. Berger and Christopher R. Huber only so long as each such individual is employed by the Company or any of its Subsidiaries on the date of any such determination.

“Investors” means those Persons identified on the Schedule of Investors attached hereto and such other Persons as may become “Investors” hereunder from time to time under the circumstances described in paragraph 6 above.

11

“Market Value” means the fair market value of the Company’s entire equity determined on a going concern basis as between a willing buyer and a willing seller and taking into account all relevant factors determinative of value, including, without limitation: (i) the aggregate exercise or conversion price of all options, warrants and other securities exercisable or exchangeable for or convertible into Common Stock at a price less than what would otherwise be the fair market value of such Common Stock (collectively, “In-the-Money Options and Securities”) and (ii) the effect on the value of the equity of the conversion of any In-the-Money Options and Securities that constitute (or may be deemed to constitute) debt securities which, upon conversion or exercise, would be removed from the Company’s balance sheet in accordance with generally accepted accounting principles, consistently applied. For purposes of determining Market Value hereunder, no discount shall be applied to take into account any lack of liquidity of the Company’s equity or the size of the interest of any holder or the fact that any such holder owns a minority interest in the Company.

“Other Stockholders” means those Persons identified on the Schedule of Other Stockholders attached hereto and such other Persons as may become “Other Stockholders” hereunder from time to time under the circumstances described in paragraph 6 above.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

“Public Sale” means any sale of Stockholder Shares to the public pursuant to an offering registered under the Securities Act or to the public through a broker, dealer or market maker pursuant to the provisions of Rule 144 adopted under the Securities Act (or any similar provision then in force).

“Public Offering” means any offering by the Company of its Common Stock to the public pursuant to an effective registration statement under the Securities Act or any comparable statement under any similar federal statute then in force.

“Purchase Agreement” has the meaning set forth in the recitals hereto.

“Qualified Public Offering” has the meaning set forth in the Company’s Certificate of Incorporation.

“Registration Agreement” has the meaning set forth in the Purchase Agreement (as the same may be amended or modified from time to time in accordance with its terms).

“Sale of the Company” means a sale of the Company pursuant to which one or more Persons acquire (i) capital stock of the Company possessing the voting power under normal circumstances to elect a majority of the Company’s board of directors (whether by merger, consolidation or sale or transfer of the Company’s capital stock or otherwise) or (ii) all or substantially all of the Company’s assets determined on a consolidated basis.

“Securities Act” means the Securities Act of 1933, as amended from time to time.

“Series A Preferred” has the meaning set forth in the recitals hereto.

“Stockholder” has the meaning set forth in the preamble hereto.

“Stockholder Shares” means (i) any Common Stock purchased or otherwise acquired or held by any Stockholder, (ii) any Common Stock issued or issuable directly or indirectly upon the

12

conversion, exercise or exchange of any securities purchased or otherwise acquired by any Stockholder which are convertible into or exercisable or exchangeable directly or indirectly for Common Stock (including the Series A Preferred but excluding options to purchase Common Stock granted by the Company unless and until such options are exercised) and (iii) any other capital stock or equity securities issued or issuable directly or indirectly with respect to the securities referred to in clauses (i) or (ii) above by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization. As to any particular securities constituting Stockholder Shares hereunder, such Stockholder Shares shall cease to be Stockholder Shares hereunder when they have been (x) effectively registered under the Securities Act and disposed of in accordance with the registration statement covering them or (y) sold to the public through a broker, dealer or market maker pursuant to Rule 144 (or any similar provision then in force) under the Securities Act.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof, or (ii) if a limited liability company, partnership, association or other business entity, a majority of the limited liability company, partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity if such Person or Persons shall be allocated a majority of the limited liability company, partnership, association or other business entity gains or losses or shall be or control the managing member, general partner or managing director of such limited liability company, partnership, association or other business entity.

11. Transfers in Violation of Agreement. Any Transfer or attempted Transfer of any Stockholder Shares in violation of any provision of this Agreement shall be void, and the Company shall not record such Transfer on its books or treat any purported transferee of such Stockholder Shares as the owner of such Stockholder Shares for any purpose.

12. Amendments and Waivers. Except as otherwise provided herein, no modification, amendment or waiver of any provision of this Agreement shall be effective against the Company or the Stockholders unless such modification, amendment or waiver is approved in writing by the Company, the Investors that held a majority of the Stockholder Shares then held by the Investors and the Other Stockholders that held a majority of the Stockholder Shares then held by the Other Stockholders. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

13. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of any other provision of this Agreement in such jurisdiction or affect the validity, legality or enforceability of any provision in any other jurisdiction, but this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

13

14. Entire Agreement. Except as otherwise expressly set forth herein, this Agreement embodies the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes and preempts any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

15. Successors and Assigns. Except as otherwise expressly provided herein, this Agreement shall bind and inure to the benefit of and be enforceable by the Company and its successors and assigns and the Stockholders and any subsequent holders of Stockholder Shares and the respective successors and assigns of each of them, so long as they hold Stockholder Shares (except that the rights of the Founders under paragraph 3(b) and paragraph 9 above shall not be assignable by the Founders (whether in connection with the Transfer of Stockholder Shares or otherwise)).

16. Counterparts. This Agreement may be executed in multiple counterparts (including by means of telecopied signature pages), each of which shall be an original and all of which taken together shall constitute one and the same agreement.

17. Remedies. The parties hereto shall be entitled to enforce their rights under this Agreement specifically, to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights existing in their favor. The parties hereto agree and acknowledge that money damages would not be an adequate remedy for any breach of the provisions of this Agreement and that the Company and any Stockholder may in its sole discretion apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive relief (without posting a bond or other security) in order to enforce or prevent any violation of the provisions of this Agreement.

18. Notices. Any notice provided for in this Agreement shall be in writing and shall be either personally delivered, mailed first class mail (postage prepaid), sent by reputable overnight courier service (charges prepaid) or sent by facsimile to the Company at the address set forth below and to any other recipient at the address indicated on the Schedules hereto and to any subsequent Stockholder subject to this Agreement at such address as indicated by the Company’s records, or at such address or to the attention of such other Person as the recipient party has specified by prior written notice to the sending party. Notices shall be deemed to have been given hereunder when delivered personally, five (5) days after deposit in the U.S. mail, one day after deposit with a reputable overnight courier service (charges prepaid) or upon machine-generated acknowledgment of receipt after being transmitted by facsimile. The Company’s address is:

NightHawk Radiology Holdings Inc.

250 Northwest Blvd., #202

Coeur d’Alene, Idaho 83814

Telephone: (208) 292-2251

Telecopy:   (208) 664-2720

Attention:   Chief Executive Officer

with a copy to: (which shall not constitute notice to the Company)

14

Wilson Sonsini Goodrich & Rosati, P.C.

5300 Carillon Point

Kirkland, Washington 98033

Telephone: (425) 576-5800

Telecopy:   (425) 576-5899

Attention:   Patrick Schultheis, Esq.

                   Mark Handfelt, Esq.

19. Governing Law. The corporate law of the State of Delaware shall govern all issues concerning the relative rights of the Company and its Stockholders. All other issues and questions concerning the construction, validity, enforcement and interpretation of this Agreement and the schedules hereto shall be governed by, and construed in accordance with, the laws of the State of Idaho without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Idaho or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Idaho.

20. Business Days. If any time period for giving notice or taking action hereunder expires on a day which is a Saturday, Sunday or legal holiday in the state in which the Company’s chief executive office is then located, the time period shall automatically be extended to the business day immediately following such Saturday, Sunday or legal holiday.

21. Descriptive Headings, etc. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement. The use of the term “including” herein shall mean “including without limitation.”

22. No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question or intent or interpretation arises, this Agreement shall be construed as it was drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any of the provisions of this Agreement. The parties hereto intend that each covenant contained herein shall have independent significance. If any party has breached any covenant contained herein in any respect, the fact that there exists another covenant relating to the same or similar subject matter (regardless of the relative levels of speciality) which the party has not breached shall not detract from or mitigate the fact that the party is in breach of the first covenant.

* * * * *

15

IN WITNESS WHEREOF, the parties hereto have executed this Stockholders Agreement on the day and year first above written.

NIGHTHAWK RADIOLOGY HOLDINGS, INC.

By:	/s/ Paul E. Berger, M.D.
Paul E. Berger, M.D., President

SUMMIT VENTURES VI-A, L.P.

By:	Summit Partners VI (GP), L.P.
Its:	General Partner

By:	Summit Partners VI (GP), LLC
Its:	General Partner

By:	/s/ Peter Chung
Its:	Member

SUMMIT VENTURES VI-B, L.P.

By:	Summit Partners VI (GP), L.P.
Its:	General Partner

By:	Summit Partners VI (GP), LLC
Its:	General Partner

By:	/s/ Peter Chung
Its:	Member

SUMMIT VI ADVISORS FUND, L.P.

By:	Summit Partners VI (GP), L.P.
Its:	General Partner

By:	Summit Partners VI (GP), LLC
Its:	General Partner

By:	/s/ Peter Chung
Its:	Member

16

SUMMIT VI ENTREPRENEURS FUND, L.P.

By:	Summit Partners VI (GP), L.P.
Its:	General Partner

By:	Summit Partners VI (GP), LLC
Its:	General Partner

By:	/s/ Peter Chung
Its:	Member

SUMMIT INVESTORS VI, L.P.

By:	Summit Partners VI (GP), L.P.
Its:	General Partner

By:	Summit Partners VI (GP), LLC
Its:	General Partner

By:	/s/ Peter Chung
Its:	Member

SUMMIT SUBORDINATED DEBT FUND II, L.P.

By:	Summit Partners SD II, LLC
Its:	General Partner

By:	/s/ Peter Chung

Its:	Member

OTHER STOCKHOLDERS

/s/ Paul E. Berger, M.D.
Paul E. Berger, M.D.

/s/ Jon D. Berger
Jon D. Berger

/s/ Christopher R. Huber
Christopher R. Huber

17

SCHEDULE OF INVESTORS

Summit Ventures VI-A, L.P.

Summit Ventures VI-B, L.P.

Summit VI Advisors Fund, L.P.

Summit VI Entrepreneurs Fund, L.P.

Summit Investors VI, L.P.

Summit Subordinated Debt Fund II, L.P.

c/o Summit Partners, L.P.

499 Hamilton Avenue

Suite 200

Palo Alto, CA 94301

Telephone:	(650) 321-1166
Telecopy:	(650) 321-1188
Attention:	Mr. Peter Y. Chung
Mr. J. Scott Carter

with a copy to:

(which shall not constitute notice to the Investors)

Kirkland & Ellis LLP

200 East Randolph Drive

Chicago, Illinois 60601

Telephone:	(312) 861-2000
Telecopy:	(312) 861-2200
Attn:	Ted H. Zook, P.C.

18

SCHEDULE OF OTHER STOCKHOLDERS

Dr. Paul E. Berger, M.D.

P.O. Box 639

Coeur d’Alene, Idaho 83816

Jon D. Berger

835 Centennial Court

Coeur d’Alene, Idaho 83814

Christopher R. Huber

746 Dundee Drive

Post Falls, Idaho 83854

with a copy to:

(which shall not constitute notice to the Other Stockholders)

Wilson	Sonsini Goodrich & Rosati
5300	Carillon Point
Kirkland,	Washington 98033

Telephone:	(425) 576-5800
Telecopy:	(425) 576-5899
Attention:	Patrick Schultheis, Esq.
Mark Handfelt, Esq.

19

CONSENT OF SPOUSE

The undersigned spouse of one of the Other Stockholders listed on the Schedule of Other Stockholders attached to the foregoing Stockholders Agreement (the “Agreement”) with Nighthawk Radiology Holdings, Inc. (the “Company”) certifies that (i) he or she has read the foregoing Agreement and the other Transaction Agreements (as defined in the Agreement); (ii) acknowledges that he or she understands its terms and (iii) ratifies and approves the terms of the Agreement and the other Transaction Agreements insofar as they do or may affect the management and disposition of any community property interest of him or her.

DATED: March 29, 2004

Heather Berger
Print Name

/s/ Heather Berger
Signature

20

CONSENT OF SPOUSE

The undersigned spouse of one of the Other Stockholders listed on the Schedule of Other Stockholders attached to the foregoing Stockholders Agreement (the “Agreement”) with Nighthawk Radiology Holdings, Inc. (the “Company”) certifies that (i) he or she has read the foregoing Agreement and the other Transaction Agreements (as defined in the Agreement); (ii) acknowledges that he or she understands its terms and (iii) ratifies and approves the terms of the Agreement and the other Transaction Agreements insofar as they do or may affect the management and disposition of any community property interest of him or her.

DATED: March 29, 2004

Melony Huber
Print Name

/s/ Melony Huber
Signature

21

Exhibit C

EXECUTION COPY

SECURITIES PURCHASE AND CONTRIBUTION AGREEMENT

by and among

NIGHTHAWK RADIOLOGY HOLDINGS, INC.,

NIGHTHAWK RADIOLOGY SERVICES, LLC,

THE MANAGEMENT MEMBERS

And

THE PURCHASERS NAMED HEREIN

Dated as of March 31, 2004

i

ii

LIST OF EXHIBITS

Exhibit A	-	Certificate of Incorporation
Exhibit B	-	Promissory Notes
Exhibit C	-	RANI Purchase Agreement
Exhibit D	-	Bylaws
Exhibit E	-	Registration Agreement
Exhibit F	-	Stockholders Agreement
Exhibit G	-	Non-Compete Agreement
Exhibit H	-	Director Indemnification Agreement
Exhibit I	-	Management Rights Agreement
Exhibit J	-	Opinion of Counsel
Exhibit K	-	Employment Agreement

iii

SECURITIES PURCHASE AND CONTRIBUTION AGREEMENT

THIS AGREEMENT (the “Agreement”) is made as of March 31, 2004, by and among Nighthawk Radiology Holdings, Inc., a Delaware corporation (the “Company”), Nighthawk Radiology Services, LLC, an Idaho limited liability company (“NRS”), the Persons listed on the Schedule of Purchasers attached hereto (collectively referred to herein as the “Purchasers” and individually as a “Purchaser”), and the Persons listed on the Schedule of Management Members attached hereto (collectively referred to herein as the “Management Members” and individually as a “Management Member”). The Company, NRS, the Purchasers and the Management Members are sometimes collectively referred to herein as the “Parties” and individually as a “Party.”

WHEREAS, the Management Members are the founders of, and own certain membership interests in, NRS;

WHEREAS, Radiology Associates of North Idaho, P.A., an Idaho professional corporation (“RANI”), owns all of the other membership interests in NRS;

WHEREAS, the Management Members desire to contribute all of their membership interests in NRS to the Company in exchange for certain newly-issued equity securities of the Company on the terms and subject to the conditions set forth herein;

WHEREAS, the Purchasers desire to purchase certain newly-issued equity securities of the Company and certain newly-issued debt securities of NRS on the terms and subject to the conditions set forth herein;

WHEREAS, a portion of the proceeds from the Purchasers’ debt and equity investments shall be used by the Company to purchase all of the outstanding capital stock of RANI;

WHEREAS, immediately following the consummation of the transactions contemplated hereby, NRS shall be wholly-owned by the Company (directly and indirectly) and the Company shall be wholly-owned by the Management Members and the Purchasers; and

WHEREAS, except as otherwise indicated herein, capitalized terms used herein are defined in Section 7 hereof.

NOW, THEREFORE, in consideration of the mutual covenants, agreements and understandings herein contained and intending to be legally bound, the Parties hereby agree as follows:

Section 1. Transactions.

1A. Authorization.

(i) The Company shall authorize the filing under the laws of the State of Delaware of the Company’s amended and restated certificate of incorporation in the form of Exhibit A attached hereto (as so amended and restated, the “Certificate of Incorporation”). The Certificate of Incorporation shall be duly filed by the Company on or prior to the Closing Date and shall be in full force and effect under the laws of the State of Delaware as of the Closing.

(ii) The Company shall authorize the issuance and sale to the Purchasers of an aggregate of 8,125,000 shares of the Company’s newly-designated Series A Convertible Preferred Stock, par value $.01 per share (the “Preferred Stock”), having the rights and preferences set forth in the Certificate of Incorporation. The Preferred Stock shall be initially convertible into 8,125,000 shares of the Company’s Common Stock, par value $.01 per share (the “Common Stock”), as set forth in the Certificate of Incorporation.

(iii) The Company shall authorize the issuance to the Management Members of an aggregate of 20,892,857 shares of Common Stock in exchange for the NRS Management Units (as defined below).

(iv) NRS shall authorize (A) the issuance and sale to the Purchasers of promissory notes in the form of Exhibit B attached hereto (the “Promissory Notes”) in an aggregate principal amount equal to $12,000,000 (the “Note Purchase Price”) and (B) the distribution to the Company of cash in an amount equal to $10,400,000.

(v) The Company and NRS shall authorize the purchase of all of the outstanding capital stock of RANI (the “RANI Stock”) for an aggregate purchase price equal to $23,400,000 pursuant to the terms and conditions of the Share Purchase Agreement entered into by and between RANI, the Company, and each of the RANI’s shareholders as of March 24, 2004 (the “RANI Purchase Agreement”) in the form of Exhibit C attached hereto.

1B. Stock Purchase Transaction. On the basis of the representations, warranties, covenants and agreements set forth herein and subject to the satisfaction or waiver of the conditions set forth in Section 2 and Section 3 below, the Purchasers and the Company agree to and shall consummate at the Closing, the following transaction (the “Stock Purchase Transaction”): the Company shall sell to each Purchaser, and each Purchaser shall purchase from the Company, the number of shares of Preferred Stock set forth opposite such Purchaser’s name on the Schedule of Purchasers attached hereto (the “Purchased Shares”) at the purchase price set forth opposite such Purchaser’s name on the Schedule of Purchasers attached hereto, for an aggregate purchase price equal to $13,000,000 (the “Stock Purchase Price”), payable in the manner set forth in Paragraph 1F(i) hereof.

1C. Contribution Transaction. On the basis of the representations, warranties, covenants and agreements set forth herein and subject to the satisfaction or waiver of the conditions set forth in Section 2 and Section 3 below, the Company and each of the Management Members agree to and shall consummate at the Closing, the following transaction (the “Contribution Transaction”): each Management Member shall contribute to the Company all of such Management Members’ right, title and interest in all limited liability company units of NRS owned by such Management Member (collectively, the “Management Units”) and the Company shall issue to each Management Member the number of shares of the Company’s Common Stock set forth opposite such Management Member’s name on the Schedule of Management Members attached hereto. The Contribution Transaction shall occur in connection with the formation of the Company and is intended to qualify as an IRC §351 transaction.

1D. Note Purchase Transaction. On the basis of the representations, warranties, covenants and agreements set forth herein and subject to the satisfaction or waiver of the conditions set forth in Section 2 and Section 3 below, the Purchasers and NRS agree to and shall consummate at the Closing, the following transaction (the “Note Purchase Transaction”): NRS shall sell to each Purchaser, and each Purchaser shall purchase from NRS, the Promissory Notes in the original principal amount set forth opposite such Purchaser’s name on the Schedule of Purchasers attached hereto for an aggregate purchase price equal to the Note Purchase Price, payable in the manner set forth in Paragraph 1F(iv) hereof.

1E. Repurchase Transaction. On the basis of the representations, warranties, covenants and agreements set forth herein and subject to the satisfaction or waiver of the conditions set forth in Section 2 and Section 3 below, the Company agrees to and shall consummate at the Closing, the following transaction (the “Repurchase Transaction”): the Company shall purchase (by applying a portion of the proceeds from the Stock Purchase Transaction and the Note Purchase Transaction) all of the outstanding RANI Stock pursuant to the terms of the RANI Purchase Agreement.

1F. Closing. The closing of each of the Stock Purchase Transaction, the Contribution Transaction, the Note Purchase Transaction and the Repurchase Transaction (the “Closing”) shall take place at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, 5300 Carillon Point, Kirkland, Washington, or at such other place as may be mutually agreeable to each of the Parties, at 10:00 a.m., local time, on the date hereof, or, if any of the conditions to Closing set forth in Section 2 and Section 3 below have not been satisfied or waived by the Party entitled to the benefit thereof on or prior to such date, on the second business day following satisfaction or waiver of such conditions (the “Closing Date”). At the Closing, the Parties shall consummate the Stock Purchase Transaction, the Contribution Transaction, the Note Purchase Transaction and the Repurchase Transaction in the following manner and in the following order (except that each of the transactions shall be deemed to have been consummated simultaneously and none of the transactions described below shall be consummated unless all of such transactions are consummated):

(i) Each Purchaser shall deliver to the Company such Purchaser’s portion of the Stock Purchase Price, as set forth opposite such Purchaser’s name on the Schedule of Purchasers attached hereto, by wire transfer of immediately available funds to an account designated by the Company.

(ii) The Company shall deliver to each Purchaser a stock certificate or certificates representing the Preferred Stock purchased by such Purchaser, as set forth opposite such Purchaser’s name on the Schedule of Purchasers attached hereto, registered in such Purchaser’s name, upon payment of such Purchaser’s portion of the Stock Purchase Price in the manner described in clause (i) above.

(iii) Each of the Management Members shall deliver to the Company the certificate or certificates evidencing the Management Units held by such Management Member duly endorsed or accompanied by duly executed assignment documents in exchange for the Common Stock to be issued to the Management Members pursuant to the Contribution Transaction. The Company shall deliver to each Management Member a stock certificate or certificates representing the Common Stock acquired by such Management Member, as set forth opposite such Management Member’s name on the Schedule of Management Members attached hereto.

(iv) Each Purchaser shall deliver to NRS such Purchaser’s portion of the Note Purchase Price as set forth opposite such Purchaser’s name on the Schedule of Purchasers attached hereto, by wire transfer of immediately available funds to an account designated by NRS.

(v) NRS shall deliver to each Purchaser a Promissory Note in the original principal amount set forth opposite such Purchaser’s name on the Schedule of Purchasers attached hereto, upon payment of such Purchaser’s portion of the Note Purchase Price in the manner described in clause (iv) above.

(vi) NRS shall distribute to the Company cash in an amount equal to $10,400,000 in order to fund a portion of the Repurchase Transaction.

(vii) The Company shall acquire the RANI Stock pursuant to the terms of the RANI Purchase Agreement.

Section 2. Conditions of Each Purchaser’s Obligations at the Closing. The obligation of each Purchaser to consummate the transactions contemplated hereby at the Closing is subject to the satisfaction as of the Closing of the following conditions:

2A. Representations and Warranties; Covenants. The representations and warranties contained in Section 6, Section 8C (solely with respect to the Management Members) and Section 8D hereof shall be true and correct at and as of the Closing as though then made and as though the Closing Date was substituted for the date of this Agreement throughout such representations and warranties, and the Company, NRS and the Management Members shall have performed in all material respects all of the covenants required to be performed by them hereunder prior to the Closing.

2B. Certificate of Incorporation. The Company’s Certificate of Incorporation in the form of Exhibit A attached hereto shall be in full force and effect under the laws of the State of Delaware as of the Closing and shall not have been further amended or modified.

2C. Bylaws. The Company’s bylaws (the “Bylaws”) in the form attached hereto as Exhibit D shall have been duly adopted by the Company’s shareholders and shall be in full force and effect as of the Closing and shall not have been amended or modified.

2D. Registration Agreement. The Company and the Management Members shall have entered into a Registration Agreement in the form of Exhibit E attached hereto (the “Registration Agreement”), and the Registration Agreement shall be in full force and effect as of the Closing.

2E. Stockholders Agreement. The Company and the Management Members shall have entered into a Stockholders Agreement in the form of Exhibit F attached hereto (the “Stockholders Agreement”), and the Stockholders Agreement shall be in full force and effect as of the Closing.

2F. Non-Compete Agreements. The Company shall have entered into Non-Compete and Non-Disclosure Agreements in the form of Exhibit G attached hereto (each, a “Non-Compete Agreement”) with each of the Management Members and each such Non-Compete Agreement shall be in full force and effect as of the Closing and shall not have been amended or modified.

2G. Director Indemnification Agreement. The Company and each director designated in accordance with the Certificate of Incorporation and the Stockholders Agreement shall have entered into a Director Indemnification Agreement in the form of Exhibit H attached hereto (the “Director Indemnification Agreement”), and such Director Indemnification Agreement shall be in full force and effect as of the Closing.

2H. Management Rights Agreement. The Company and Summit Ventures VI-A, L.P. and Summit Ventures VI-B, L.P. shall have entered into a Management Rights Agreement in the form of Exhibit I attached hereto (the “Management Rights Agreement”), and the Management Rights Agreement shall be in full force and effect as of the Closing.

2I. Contribution Transaction. The Management Members shall have simultaneously contributed the Management Units to the Company in exchange for Common Stock in the manner set forth in Section 1F(iii) above.

2J. Repurchase Transaction. The Company shall have simultaneously acquired the Repurchased Units from RANI in the manner set forth in Section 1F(vii) above.

2K. Minimum Net Working Capital. As of the close of business on the day immediately prior to the Closing Date, NRS’s Net Working Capital shall not be less than $2,000,000.

2L. Financial Statements. The Company shall have delivered to the Purchasers all of the financial statements described in paragraph 6E below.

2M. Securities Law Compliance. The Company and NRS shall have made all filings under all applicable federal and state securities laws necessary to consummate the issuance of the Preferred Stock, the Common Stock and the Promissory Notes pursuant to this Agreement in compliance with such laws.

2N. Opinion of the Company’s Counsel. Each Purchaser shall have received from Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Company and the Management Members, an opinion with respect to the matters set forth in Exhibit J attached hereto, which shall be addressed to Purchasers, dated the date of the Closing and in form and substance reasonably satisfactory to the Purchasers.

2O. Employment Agreement. The Company and Dr. Paul E. Berger, M.D. shall have entered into the Employment Agreement in the form of Exhibit K attached hereto (the “Employment Agreement”) and such Employment Agreement shall be in full force and effect as of the Closing and shall not have been amended or modified.

2P. Expenses. At the Closing, the Company shall have reimbursed the Purchasers for their fees and expenses as provided in paragraph 8A below.

2Q. Company Closing Documents. The Company shall have delivered to the Purchasers all of the following documents:

(i) an Officer’s Certificate, dated the date of the Closing, stating that the conditions specified paragraphs 2A through 2P, inclusive, have been fully satisfied;

(ii) copies of (a) the resolutions duly adopted by the Company’s board of directors authorizing the execution, delivery and performance of this Agreement and each of the other agreements contemplated hereby, the filing of the Certificate of Incorporation referred to in paragraph 2B, the amendment to the Bylaws referred to in paragraph 2C, the issuance and sale of the Preferred Stock, and the reservation of a sufficient number of shares of Common Stock for issuance upon conversion of the Preferred Stock and the consummation of the other transactions contemplated hereby and (b) the resolutions duly adopted by the Company’s stockholders adopting the Certificate of Incorporation referred to in paragraph 2B and the amendment to the Bylaws referred to in paragraph 2C, in each case certified by the Company’s secretary as true, correct and complete;

(iii) copies of the Company’s Certificate of Incorporation and the Bylaws, each as in effect at the Closing and, in each case, certified by the Company’s secretary as true, correct and complete;

(iv) certified copies of the Non-Compete Agreements and Director Indemnification Agreement, each as in effect at the Closing;

(v) a certificate of the Secretary of State of Delaware stating that the Company is in good standing as of the Closing; and

(vi) copies of all third party and governmental consents, approvals and filings required in connection with the consummation of the transactions hereunder (including, without limitation, all blue sky law filings and waivers of all preemptive rights and rights of first refusal).

2R. NRS Closing Documents. NRS shall have delivered to the Purchasers all of the following documents:

(i) an Officer’s Certificate, dated the date of the Closing, stating that the conditions specified in paragraph 1A(iv) and paragraph 2A have been fully satisfied;

(ii) copies of the resolutions duly adopted by the NRS board of managers authorizing the execution, delivery and performance of this Agreement and each of the other agreements contemplated hereby certified by NRS’s secretary as being true, correct and complete;

(iii) a copy of NRS’s limited liability company operating agreement as in effect as of the Closing (the “NRS LLC Agreement”) certified by NRS’s secretary as being true, correct and complete;

(iv) a certificate of the Secretary of State of Idaho stating that NRS is in good standing as of the Closing; and

(v) copies of all third party and governmental consents, approvals and filings required in connection with the consummation of the transactions hereunder (including, without limitation, all blue sky law filings and waivers of all preemptive rights and rights of first refusal).

2S. Proceedings. All corporate and other proceedings taken or required to be taken by the Company and/or NRS in connection with the transactions contemplated hereby to be consummated at or prior to the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to the Purchasers and their special counsel.

2T. Waiver. Any condition specified in this Section 2 may be waived if consented to by each Purchaser; provided that no such waiver shall be effective against any Purchaser unless it is set forth in a writing executed by such Purchaser.

Section 3. Conditions of the Obligations of the Company, NRS and the Management Members at the Closing. The obligation of the Company, NRS and the Management Members to consummate the transactions contemplated hereby at the Closing is subject to the satisfaction as of the Closing of the following conditions:

3A. Representations and Warranties; Covenants. The representations and warranties contained in Section 8C (solely with respect to the Purchasers) and Section 8E hereof shall be true and correct at and as of the Closing as though then made and as though the Closing Date was substituted for the date of this Agreement throughout such representations and warranties, and the Purchasers shall have performed in all material respects all of the covenants required to be performed by the Purchasers hereunder prior to the Closing.

3B. Stockholders Agreement. The Purchasers shall have entered into the Stockholders Agreement and the Stockholders Agreement shall be in full force and effect as of the Closing and shall not have been amended or modified.

3C. Registration Agreement. The Purchasers shall have entered into the Registration Agreement and the Registration Agreement shall be in full force and effect as of the Closing and shall not have been amended or modified.

3D. Proceedings. All corporate or other proceedings taken or required to be taken by the Purchasers in connection with the transactions contemplated hereby to be consummated at or prior to the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to the Company and NRS.

3E. Stock Purchase Transaction. The Purchasers shall have simultaneously purchased the Preferred Stock and delivered the Stock Purchase Price to the Company in the manner set forth in Paragraph 1F(i) hereof.

3F. Note Purchase Transaction. The Purchasers shall have simultaneously acquired the Promissory Notes and delivered the Note Purchase Price to NRS in the manner set forth in Paragraph 1F(iv) hereof.

3G. Employment Agreement. The Company and Dr. Paul E. Berger, M.D. shall have entered into the Employment Agreement and the Employment Agreement shall be in full force and effect as of the Closing and shall not have been amended or modified.

3H. Waiver. Any condition specified in this Section 3 may be waived if consented to in writing by the Company, NRS and the Management Members.

Section 4. Covenants.

4A. Financial Statements and Other Information. The Company shall deliver to each Purchaser (so long as such Purchaser holds any of the outstanding Preferred Stock purchased by such Purchaser at the Closing (or the Underlying Common Stock related to such shares) or any Promissory Notes) and to each holder of at least 10% of the outstanding Preferred Stock or Underlying Common Stock and each holder of at least 10% of the outstanding principal amount of the Promissory Notes:

(i) as soon as available but in any event within 30 days after the end of each monthly accounting period in each fiscal year, unaudited consolidated statements of income and cash flows of the Company and its Subsidiaries for such monthly period and for the period from the beginning of the fiscal year to the end of such month, and unaudited consolidated balance sheets of the Company and its Subsidiaries as of the end of such monthly period, setting forth for each monthly accounting period in each fiscal year comparisons to the Company’s annual budget as approved by the Board of Directors and to the corresponding period in the preceding fiscal year, and all such statements shall be prepared in accordance with GAAP, consistently applied (except for the absence of footnotes with respect thereto), and shall be certified by the Company’s chief financial officer;

(ii) within 90 days after the end of each fiscal year, consolidating and consolidated statements of income and cash flows of the Company and its Subsidiaries for such fiscal year, and consolidating and consolidated balance sheets of the Company and its Subsidiaries as of the end of such fiscal year, setting forth in each case comparisons to the Company’s annual budget as approved by the Board of Directors and to the preceding fiscal year, all prepared in accordance with GAAP, consistently applied and accompanied by (a) with respect to the consolidated portions of such statements, an unqualified opinion of a “Big Four” accounting firm selected by the Company’s board of directors and (b) a copy of such firm’s annual management letter to the board of directors;

(iii) promptly upon receipt thereof, any additional reports, management letters or other detailed information concerning significant aspects of the Company’s operations or financial affairs provided to the Company in writing by its independent accountants (and not otherwise contained in other materials provided hereunder);

(iv) at least 30 days but no more than 60 days prior to the beginning of each fiscal year, an annual budget and operating plan as approved by the Board of Directors and prepared on a monthly basis for the Company and its Subsidiaries for such fiscal year (displaying anticipated statements of income and cash flows and balance sheets), and promptly upon preparation thereof any other significant budgets or operating plans prepared by the Company and any revisions of such annual or other budgets or operating plans, and within 30 days after any monthly period in which there is a material adverse deviation from the annual budget, an Officer’s Certificate explaining the deviation and what actions the Company has taken and proposes to take with respect thereto;

(v) promptly (but in any event within five business days) after the discovery or receipt of notice of any Event of Noncompliance, any default under any material agreement to which it or any of its Subsidiaries is a party or any other material adverse change, event or circumstance affecting the Company or any Subsidiary (including, without limitation, the filing of any material litigation against the Company or any Subsidiary or the existence of any dispute with any Person which involves a reasonable likelihood of such litigation being commenced), an Officer’s Certificate specifying the nature and period of existence thereof; and

(vi) with reasonable promptness, such other information and financial data concerning the Company and its Subsidiaries as the holders of a majority of the outstanding Preferred Stock or the holders of a majority of the outstanding principal amount of the Promissory Notes may reasonably request.

Each of the financial statements referred to in subparagraphs (i) and (ii) above shall present fairly the financial condition and operating results of the Company and its Subsidiaries as of the dates and for the periods set forth therein, subject in the case of the unaudited financial statements to changes resulting from normal year-end adjustments for recurring accruals (none of which would, alone or in the aggregate, be materially adverse to the financial condition, operating results, assets, operations or business prospects of the Company and its Subsidiaries taken as a whole) and the absence of footnotes with respect thereto. Notwithstanding the foregoing, the provisions of this paragraph 4A and paragraph 4B below shall cease to be effective so long as the Company is subject to the periodic reporting requirements of the Securities Exchange Act and continues to comply with such requirements. Except as otherwise required by law or judicial order or decree or by any governmental agency or authority, each Person entitled to receive information regarding the Company and its Subsidiaries under this paragraph 4A or paragraph 4B below shall use the same standards and controls which such Person uses to maintain the confidentiality of its own confidential information (but in no event less than reasonable care) to maintain the confidentiality of all nonpublic information of the Company or any of its Subsidiaries obtained by it pursuant to this paragraph 4A or paragraph 4B below; provided that each such Person may disclose such information in connection with the sale or transfer of any Preferred Stock, Underlying Common Stock or Promissory Notes if such Person’s transferee agrees in writing to be bound by the provisions hereof. For purposes of this Agreement and the Registration Agreement, all holdings of Preferred Stock and Underlying Common Stock by Persons who are Affiliates of each other shall be aggregated for purposes of meeting any threshold tests under this Agreement and the Registration Agreement.

4B. Inspection of Property. The Company shall permit any representatives designated by any Purchaser (so long as such Purchaser holds any of the outstanding Preferred Stock purchased by such Purchaser at the Closing (or the Underlying Common Stock related to such shares) or any Promissory Notes) or any holder of at least 10% of the outstanding Preferred Stock or Underlying Common Stock or at least 10% of the outstanding principal amount of the Promissory Notes, upon reasonable notice and during normal business hours and at such other times as any such holder may reasonably request, to (i) visit and inspect any of the properties of the Company and its Subsidiaries, (ii) examine the corporate and financial records of the Company and its Subsidiaries and make copies thereof or extracts therefrom and (iii) consult with the directors, officers, key employees and independent accountants of the Company and its Subsidiaries concerning the affairs, finances and accounts of the Company and its Subsidiaries. The presentation of an executed copy of this Agreement by any Purchaser or any such holder of Preferred Stock, Underlying Common Stock or Promissory Notes to the Company’s independent accountants shall constitute the Company’s permission to its independent accountants to participate in discussions with such Persons.

4C. Negative Covenants. So long as any Promissory Notes remain unpaid or any Preferred Stock remains outstanding, the Company shall not (without the prior written consent of (a) the holders of a majority of the outstanding Preferred Stock and (b) the holders of a majority of the outstanding principal amount of the Promissory Notes):

(i) directly or indirectly declare or pay any dividends or make any distributions upon any of its capital stock or other equity securities, except for dividends payable in shares of Common Stock issued upon the outstanding shares of Common Stock;

(ii) directly or indirectly redeem, purchase or otherwise acquire for value, or permit any Subsidiary to redeem, purchase or otherwise acquire for value, any of the Company’s or any Subsidiary’s capital stock or other equity securities (including, without limitation, warrants, options and other rights to acquire such capital stock or other equity securities), other than (a) the Preferred Stock pursuant to the terms of the Certificate of Incorporation, (b) pursuant to the Put (as defined in the Stockholders Agreement), pursuant to the Management Members’ sale right set forth in Section 9 of the Stockholders Agreement, or (d) repurchases of Common Stock pursuant to contractual rights of repurchase applicable to former employees or contractors of the Company and its Subsidiaries upon termination of employment or consulting relationship for an aggregate purchase price of no more than $100,000 in any twelve-month period in accordance with the provisions of any arrangements approved by the Company’s board of directors after the Closing so long as no Event of Noncompliance is in existence immediately prior to or is otherwise caused by any such repurchase; or directly or indirectly redeem, purchase or make any payments with respect to any stock appreciation rights, phantom stock plans or similar rights or plans;

(iii) authorize, issue or enter into any agreement providing for the issuance (contingent or otherwise) of (a) any notes or debt securities containing equity features (including, without limitation, any notes or debt securities convertible into or exchangeable for capital stock or other equity securities, issued in connection with the issuance of capital stock or other equity securities or containing profit participation features), (b) any capital stock or other equity securities (or any securities convertible into or exchangeable or exercisable for any capital stock or other equity securities) which are senior to or on parity with the Preferred Stock with respect to the payment of dividends, redemptions, distributions upon liquidation or otherwise, or (c) any additional shares of Preferred Stock;

(iv) make, or permit any Subsidiary to make, any loans or advances to, guarantees for the benefit of, or Investments in, any Person (other than a Wholly-Owned Subsidiary established under the laws of a jurisdiction of (x) the United States or any of its territorial possessions, (y) New South Wales, Australia or (z) the Canton of Zug, Switzerland), except for (a) reasonable advances to employees of or contractors to the Company in the ordinary course of business (but expressly prohibiting any loans or the arranging of any loans to or for the benefit of employees for any purpose) and (b) Investments having a stated maturity no greater than one year from the date the Company makes such Investment in (1) obligations of the United States government or any agency thereof or obligations guaranteed by the United States government, (2) certificates of deposit of commercial banks having combined capital and surplus of at least $100 million or (3) commercial paper with a rating of at least “Prime-1” by Moody’s Investors Service, Inc.;

(v) merge or consolidate with any Person or, except as permitted by subparagraph (viii) below, permit any Subsidiary to merge or consolidate with any Person (other than a merger or consolidation between or among Wholly-Owned Subsidiaries);

(vi) sell, lease or otherwise dispose of, or permit any Subsidiary to sell, lease or otherwise dispose of, more than 20% of the consolidated assets (including, without limitation, the capital stock of any Subsidiaries) of the Company and its Subsidiaries (computed on the basis of book value, determined in accordance with GAAP, consistently applied, or fair market value, determined by the Company’s board of directors in its reasonable good faith judgment) in any transaction or series of related transactions (other than sales of inventory in the ordinary course of business) or sell or permanently dispose of any material Company Intellectual Property Rights;

(vii) liquidate, dissolve or effect a recapitalization or reorganization in any form of transaction (including, without limitation, any reorganization into a limited liability company, a partnership or any other non-corporate entity which is treated as a partnership for federal income Tax purposes or the formation of a parent holding company for the Company);

(viii) acquire, or permit any Subsidiary to acquire, any interest in any company or business (whether by a purchase of assets, purchase of stock, merger or otherwise) or enter into any joint venture involving an aggregate consideration (including, without limitation, the assumption of liabilities whether direct or indirect) exceeding $1,000,000 in any one transaction or series of transactions or exceeding $2,000,000, in the aggregate, in any twelve-month period (but with it being understood, however, that in no event shall the Company or any of its Subsidiaries enter into any such acquisition or joint venture transaction with DRS without the consent of the holders of a majority of the outstanding Preferred Stock and the holders of the outstanding principal amount of the Promissory Notes);

(ix) enter into, or permit any Subsidiary to enter into, the ownership, active management or operation of any business other than the provision of out-sourced radiology and related services;

(x) become subject to, or permit any of its Subsidiaries to become subject to (including, without limitation, by way of amendment to or modification of) any agreement or instrument which by its terms would (under any circumstances) restrict (a) the right of any Subsidiary to make loans or advances or pay dividends to, transfer property to, or repay any Indebtedness owed to, the Company or another Subsidiary or (b) the Company’s right to perform the provisions of this Agreement, the Promissory Notes, the Stockholders Agreement, the Registration Agreement, the Certificate of Incorporation or the Bylaws (including, without limitation, provisions relating to the declaration and payment of dividends on and the making of redemptions and conversions of the Preferred Stock and payments and prepayments of the Promissory Notes);

(xi) except as expressly contemplated by this Agreement, make any amendment to the Certificate of Incorporation or the Bylaws, or file any resolution of the board of directors with the Delaware Secretary of State, containing any provisions which would increase the number of authorized shares of Preferred Stock, amend the terms of the Preferred Stock or adversely affect or otherwise impair the rights or the relative preferences and priorities of the holders of the Preferred Stock under this Agreement, the Certificate of Incorporation, the Bylaws, the Stockholders Agreement or the Registration Agreement;

(xii) enter into, amend, modify or supplement, or permit any Subsidiary to enter into, amend, modify or supplement, any agreement, transaction, commitment or arrangement with any of its or any Subsidiary’s officers, directors, employees, independent contractors, stockholders or Affiliates or with any individual related by blood, marriage or adoption to any such individual or with any entity in which any such Person or individual owns a beneficial interest, except for customary employment arrangements and independent contractor arrangements (but not including employment agreements and subject to paragraph (xiii) below) and benefit programs on reasonable terms and except as otherwise expressly contemplated by this Agreement;

(xiii) increase any compensation (including salary, bonuses and other forms of current and deferred compensation) payable to any executive officer (i.e., vice president level and above) or member of the board of directors of the Company or any of its Subsidiaries, except for increases unanimously approved by the compensation committee established by the Company’s board of directors pursuant to the Stockholders Agreement;

(xiv) establish or acquire (a) any Subsidiaries other than Wholly-Owned Subsidiaries or (b) any Subsidiaries organized outside of (1) the United States and its territorial possessions, (2) New South Wales, Australia, or (3) the Canton of Zug, Switzerland;

(xv) create, incur, assume or suffer to exist, or permit any Subsidiary to create, incur, assume or suffer to exist, Indebtedness (excluding Indebtedness evidenced by the Promissory Notes acquired by the Purchasers hereunder) with an aggregate outstanding principal amount on a consolidated basis that exceeds at any time the Company’s trailing twelve-month EBITDA as of any date of determination; or create, incur, assume or suffer to exist, or permit any Subsidiary to create, incur, assume or suffer to exist, any Liens other than Permitted Liens;

(xvi) increase the authorized size of its Board of Directors above five (5) members;

(xvii) adopt any stock option plan or employee stock ownership plan;

(xviii) issue any shares of Common Stock or options or other rights to acquire shares of Common Stock (including, without limitation, securities convertible into Common Stock) to its or its Subsidiaries’ officers, directors, employees, independent contractors or consultants;

(xix) issue or sell any shares of the capital stock, or rights to acquire shares of the capital stock, of any Subsidiary to any Person other than the Company or a Wholly-Owned Subsidiary;

(xx) consummate an initial public offering that does not constitute a Qualified Public Offering;

(xxi) make, or permit any Subsidiary to make, any capital expenditures (including, without limitation, payments with respect to capitalized leases, as determined in accordance with GAAP consistently applied) in the aggregate on a consolidated basis during any twelve-month period in an amount exceeding twenty percent (20%) of the Company’s EBITDA for the Company’s fiscal year most recently ended;

(xxii) prepay, or permit any Subsidiary to prepay, any interest or principal on any Indebtedness other than the Promissory Notes (but excluding payments and reborrowings under credit facilities permitted hereunder); or

(xxiii) use the proceeds from the sale of the Preferred Stock and the issuance of the Promissory Notes other than to consummate the Repurchase Transaction, to make any tax distributions required under the NRS LLC Agreement for the period beginning on January 1, 2004 and ending on the Closing Date and for working capital purposes (with it being understood that “working capital purposes” does not include the payment of tax distributions under the NRS LLC Agreement for any period prior to January 1, 2004).

4D. Affirmative Covenants. So long as any Promissory Notes remain unpaid or any Preferred Stock remains outstanding, the Company shall, and shall cause each Subsidiary to (unless it has received the prior written consent of (a) the holders of a majority of the outstanding Preferred Stock and (b) the holders of a majority of the outstanding principal amount of the Promissory Notes):

(i) at all times cause to be done all things necessary to maintain, preserve and renew its corporate existence and all material licenses, authorizations and permits necessary to the conduct of its businesses;

(ii) maintain and keep its material properties in good repair, working order and condition, and from time to time make all repairs, renewals and replacements necessary for the conduct of its business;

(iii) pay and discharge when payable all material Taxes, assessments and governmental charges imposed upon its properties or upon the income or profits therefrom (in each case before the same becomes delinquent and before penalties accrue thereon) and all material claims for labor, materials or supplies which if unpaid would by law become a Lien upon any of its property, unless and to the extent that the same are being contested in good faith and by appropriate proceedings and adequate reserves (as determined in accordance with GAAP consistently applied) have been established on its books with respect thereto;

(iv) comply with all other material obligations which it incurs pursuant to any contract or agreement, whether oral or written, express or implied, as such obligations become due, unless and to the extent that the same are being contested in good faith and by appropriate proceedings and adequate reserves (as determined in accordance with GAAP consistently applied) have been established on its books with respect thereto;

(v) comply with all applicable laws, rules and regulations of all governmental authorities, the violation of which could have a material adverse effect upon the financial condition, operating results, assets, operations or business of the Company and its Subsidiaries taken as a whole (a “Material Adverse Effect”);

(vi) apply for and continue in force with good and responsible insurance companies adequate insurance covering risks of such types and in such amounts as are customary for companies of similar size engaged in similar lines of business;

(vii) use best efforts to obtain within 30 days following the Closing (or within 60 days following the Closing in the case of the policy relating to Dr. Paul E. Berger, M.D.) key-man life insurance policies on the life of each Management Member (in the face amount of $3,000,000 for the policy relating to Dr. Paul E. Berger, M.D. and in the face amount of $1,000,000 for each of the policies relating to Jon D. Berger and Christopher R. Huber), which policies shall name the Company as beneficiary and shall provide that such insurance policies may not be canceled unless the insurance carrier gives at least 30 days prior written notice of such cancellation to the Purchasers and the Company shall maintain such policies and shall not borrow against, pledge, assign, modify, cancel or surrender any such policies;

(viii) maintain all Company Intellectual Property Rights necessary to the conduct of their respective businesses and not take any action, or fail to take any action, that would result in the invalidity, abandonment, misuse or unenforceability of any Company Intellectual Property Rights or that would infringe upon or misappropriate any rights of other Persons;

(ix) maintain proper books of record and account which present fairly in all material respects its financial condition and results of operations and make provisions on its financial statements for all such proper reserves as in each case are required in accordance with GAAP, consistently applied;

(x) enter into and maintain Non-Compete Agreements with its key employees in the form of Exhibit G attached hereto; and

(xi) use its best efforts to take all actions necessary to make any redemption payments with respect to the Series A Preferred which it is required to make pursuant to the Company’s Certificate of Incorporation and to consummate the Put (as defined in the Stockholders Agreement), including, without limitation, by consummating debt and/or equity financings, recapitalizing and/or, to the extent permitted by applicable law, revaluing assets.

4E. Compliance with Agreements. The Company shall perform and observe all of its obligations to each holder of the Preferred Stock and all of its obligations to each holder of the Underlying Common Stock set forth in the Certificate of Incorporation, the Bylaws and the Stockholders Agreement, all of its obligations to the holders of the Promissory Notes set forth herein and therein, all of its obligations to each holder of Registrable Securities (as defined in the Registration Agreement) set forth in the Registration Agreement and all of its obligations to directors pursuant to the Certificate of Incorporation and/or the Stockholders Agreement as forth in the Director Indemnification Agreement.

4F. Pro Rata Payment. Except as otherwise expressly provided for in the Promissory Notes, any payments by NRS, the Company, any of the Company’s other Subsidiaries or any guarantor to the holders of the Promissory Notes (whether for principal, interest or otherwise) shall be made pro rata among such holders based upon the aggregate unpaid principal amount of the Notes held by each such holder. If any holder of a Promissory Note obtains any payment (whether voluntary, involuntary, by application of offset or otherwise) of principal or interest on any Promissory Note in excess of such holder’s pro rata share of payments obtained by all holders of the Promissory Notes (other than as expressly provided in the Promissory Notes), by acceptance of the Promissory Note such holder agrees to purchase from the other holders of the Promissory Notes such participation in the Promissory Notes held by them as is necessary to cause such holders to share the excess payment ratably among each of them as provided in this paragraph.

4G. Current Public Information. At all times after the Company has filed a registration statement with the Securities and Exchange Commission pursuant to the requirements of either the Securities Act or the Securities Exchange Act, the Company shall file all reports required to be filed by it under the Securities Act and the Securities Exchange Act and the rules and regulations adopted by the Securities and Exchange Commission thereunder, all to the extent required to enable such holders to sell Restricted Securities pursuant to Rule 144 adopted by the Securities and Exchange Commission under the Securities Act (as such rule may be amended from time to time) or any similar rule or regulation hereafter adopted by the Securities and Exchange Commission. Upon request, the Company shall deliver to any holder of Restricted Securities a written statement as to whether it has complied with such requirements.

4H. Amendment of Other Agreements. The Company shall not (and shall not permit any of its Subsidiaries to) amend, modify or waive any provision of the Non-Compete Agreements, the RANI Purchase Agreement or any stock purchase or option agreement or employment or other agreement entered into between the Company or any of its Subsidiaries and any of their executive officers (including, without limitation the Employment Agreement entered into with Dr. Paul E. Berger, M.D. in connection with the Closing) without the prior written consent of the holders of a majority of the Underlying Common Stock, and the Company shall (or shall cause its Subsidiaries to) enforce the provisions of the Non-Compete Agreements, the RANI Purchase Agreement and any stock purchase or option agreement or employment or other agreement entered into between the Company or any of its Subsidiaries and any of their executive officers (including, without limitation the Employment Agreement entered into with Dr. Paul E. Berger, M.D. in connection with the Closing) and shall exercise all of its rights and remedies thereunder unless it is otherwise directed by the holders of a majority of the Underlying Common Stock.

4I. First Refusal Rights.

(i) Except for issuances of Common Stock (a) to the Company’s employees or contractors pursuant to arrangements approved by the holders of a majority of the Underlying Common Stock, (b) upon the conversion of the Preferred Stock, (c) as consideration in connection with the acquisition of another company or business that is otherwise permitted pursuant to paragraph 4C(viii) hereof, (d) pursuant to a Qualified Public Offering, or (e) issued or issuable pursuant to equipment lease and bank financing arrangements or to suppliers of goods or services pursuant to transactions or relationships approved by the Company’s Board of Directors (but, in the case of this clause (e), not to exceed an aggregate number of shares of Common Stock the fair value of which, in the aggregate, exceeds $100,000 as determined in good faith by the Board of Directors), if the Company authorizes the issuance or sale of any shares of Common Stock or any securities (including debt securities) containing options or rights to acquire any shares of Common Stock (other than as a dividend on the outstanding shares of Common Stock) or any securities exchangeable for or convertible into Common Stock (collectively, “Securities”), the Company shall first offer to sell to each holder of Underlying Common Stock a portion of such Securities equal to the quotient determined by dividing (1) the number of shares of Underlying Common Stock held by such holder by (2) the sum of the total number of shares of Underlying Common Stock and the number of shares of Common Stock outstanding which are not shares of Underlying Common Stock. Each holder of Underlying Common Stock shall be entitled to purchase all or any portion of its allotment of such Securities at the most favorable price and on the most favorable terms as such Securities are to be offered to any other Persons; provided that if all Persons entitled to purchase or receive such Securities are required to also purchase other securities of the Company, the holders of Underlying Common Stock exercising their rights pursuant to this paragraph shall also be required to purchase the same strip of securities (on the same terms and conditions) that such other Persons are required to purchase. The purchase price for all Securities offered to the holders of the Underlying Common Stock shall be payable in cash or, to the extent otherwise consistent with the terms offered to any other Persons, installments over time.

(ii) In order to exercise its purchase rights hereunder, a holder of Underlying Common Stock must within 20 days after receipt of written notice from the Company describing in reasonable detail the Securities being offered, the purchase price thereof, the payment terms and such holder’s percentage allotment deliver a written notice to the Company describing its election hereunder. If all of the Securities offered to the holders of Underlying Common Stock is not fully subscribed by such holders, the remaining Securities shall be reoffered by the Company to the holders purchasing their full allotment upon the terms set forth in this paragraph, except that such holders must exercise their purchase rights within five days after receipt of such reoffer.

(iii) Upon the expiration of the offering periods described above, the Company shall be entitled to sell such Securities which the holders of Underlying Common Stock have not elected to purchase during the 60 days following such expiration on terms and conditions no more favorable to the purchasers thereof than those offered to such holders. Any Securities offered or sold by the Company after such 60-day period must be reoffered to the holders of Underlying Common Stock pursuant to the terms of this paragraph.

Section 5. Transfer of Restricted Securities.

5A. General Provisions. Restricted Securities are transferable only pursuant to (i) public offerings registered under the Securities Act, (ii) Rule 144 or Rule 144A of the Securities and Exchange Commission (or any similar rule or rules then in force) if such rule is available and (iii) subject to the conditions specified in paragraph 5B below, any other legally available means of transfer.

5B. Opinion Delivery. In connection with the transfer of any Restricted Securities (other than a transfer described in paragraph 5A(i) or (ii) above), the holder thereof shall deliver written notice to the Company describing in reasonable detail the transfer or proposed transfer, and if requested by the Company, together with an opinion of Kirkland & Ellis LLP, Wilson Sonsini Goodrich & Rosati, Professional Corporation, or other counsel which (to the Company’s reasonable satisfaction) is knowledgeable in securities law matters to the effect that such transfer of Restricted Securities may be effected without registration of such Restricted Securities under the Securities Act (except that no such opinion shall be required in connection with any transfer by any of the Purchasers to any of their Affiliates). In addition, if the holder of the Restricted Securities delivers to the Company an opinion of Kirkland & Ellis LLP, Wilson Sonsini Goodrich & Rosati, Professional Corporation, or such other counsel that no subsequent transfer of such Restricted Securities shall require registration under the

Securities Act, the Company shall promptly upon such contemplated transfer deliver new certificates for such Restricted Securities which do not bear the Securities Act legend set forth in paragraph 8C. If the Company is not required to deliver new certificates for such Restricted Securities not bearing such legend, the holder thereof shall not transfer the same until the prospective transferee has confirmed to the Company in writing its agreement to be bound by the conditions contained in this paragraph and paragraph 8C.

5C. Rule 144A. Upon the request of any Purchaser, the Company shall promptly supply to such Purchaser or its prospective transferees all information regarding the Company required to be delivered in connection with a transfer pursuant to Rule 144A of the Securities and Exchange Commission.

5D. Legend Removal. If any Restricted Securities become eligible for sale pursuant to Rule 144(k), the Company shall, upon the request of the holder of such Restricted Securities, remove the legend set forth in paragraph 8C from the certificates for such Restricted Securities.

Section 6. Representations and Warranties of the Company and NRS. As a material inducement to the Purchasers to enter into this Agreement and to consummate the transactions contemplated hereby, the Company and NRS hereby, jointly and severally, represent and warrant to the Purchasers that, as of immediately prior to the Closing and as of immediately after the Closing:

6A. Organization, Corporate Power and Licenses. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and NRS is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Idaho. Each of the Company and NRS is qualified to do business in every jurisdiction in which the failure to so qualify has had or would reasonably be expected to have a Material Adverse Effect. The Company and NRS possess all requisite power and authority and all material licenses, permits and authorizations necessary to own and operate their respective properties, to carry on their respective businesses as now conducted and as presently proposed to be conducted and to carry out the transactions contemplated by this Agreement. The copies of the Company’s charter documents and bylaws and the NRS LLC Agreement and other constituent documents which have been furnished to the Purchasers’ special counsel reflect all amendments made thereto at any time prior to the date of this Agreement and are correct and complete.

6B. Capital Stock and Related Matters. As of the Closing and immediately thereafter, the authorized capital stock of the Company shall consist of (i) 8,125,000 shares of preferred stock, all of which shall be designated as Series A Convertible Preferred Stock and all of which shall be issued and outstanding, (ii) 40,000,000 shares of Common Stock, of which 20,892,857 shares shall be issued and outstanding and held beneficially and of record by the Persons listed on the Capitalization Schedule attached hereto and of which 8,125,000 shares shall be reserved for issuance upon conversion of the Preferred Stock. Immediately prior to the Closing, the outstanding equity interests of NRS shall be as set forth on the Capitalization Schedule attached hereto. As of the Closing, neither the Company, RANI nor NRS shall have outstanding any stock or securities convertible or exchangeable for any shares of its capital stock or equity interests, as applicable, or containing any profit participation features, nor shall it have outstanding any rights (including contract rights) or options to subscribe for or to purchase its capital stock or equity interests, as applicable, or any stock or securities convertible into or exchangeable for its capital stock or equity interests, as applicable, or any stock appreciation rights or phantom stock plans, except as described in this paragraph 6B or as set forth on the attached Capitalization Schedule. As of the Closing, the Company shall not be subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any shares of its capital stock or any warrants, options or other rights to acquire its capital stock except pursuant to the Certificate of Incorporation and the Stockholders

Agreement. As of the Closing, all of the outstanding shares of the Company’s capital stock shall be validly issued, fully paid and nonassessable. There are no statutory or contractual preemptive rights or rights of refusal with respect to the issuance of the Preferred Stock hereunder or the issuance of Common Stock upon conversion of the Preferred Stock or, other than those set forth in the NRS LLC Agreement (all of which will be waived as of the Closing), the consummation of the Contribution Transaction or the Repurchase Transaction. Neither the Company nor NRS has violated any applicable federal or state securities laws in connection with the offer, sale or issuance of any of its capital stock or equity interests, and the offer, sale and issuance of the Promissory Notes and the Preferred Stock and Common Stock hereunder do not require registration under the Securities Act or any applicable state securities laws. There are no agreements between the Company’s stockholders with respect to the voting or transfer of the Company’s capital stock or with respect to any other aspect of the Company’s affairs, except for the Stockholders Agreement and the Registration Agreement.

6C. Subsidiaries. Neither the Company nor NRS has any Subsidiaries or any right or obligation to acquire, directly or indirectly, any outstanding capital stock of, or other equity interests in, any Person. As a result of the transactions contemplated hereby, immediately following the Closing, each of NRS and RANI shall be a Wholly-Owned Subsidiary of the Company and no Person holds or has the right to acquire any of the equity interests, securities convertible into or exchangeable for equity interests of NRS or RANI nor any equity appreciation rights or phantom equity plans of NRS or RANI.

6D. Authorization; No Breach. The execution, delivery and performance of this Agreement and the Transaction Agreements to which the Company is a party, the Certificate of Incorporation and the Bylaws have been duly authorized by the Company, and the execution, delivery and performance of this Agreement and the Transaction Agreements to which NRS is a party have been duly authorized by NRS. This Agreement, the Certificate of Incorporation and the Transaction Agreements to which each of the Company and NRS, as applicable, is a party each constitutes a valid and binding obligation of each of the Company and NRS, as applicable, enforceable in accordance with its terms. Except as set forth on the Restrictions Schedule attached hereto, the execution and delivery by the Company and NRS of this Agreement and each of the Transaction Agreements to which the Company and NRS, as applicable, is a party, the offering, sale and issuance of the Promissory Notes and Preferred Stock hereunder, the issuance of Common Stock upon conversion of the Preferred Stock and in connection with the Contribution Transaction, the amendment of the Certificate of Incorporation and the Bylaws and the fulfillment of and compliance with the respective terms hereof and thereof by the Company and NRS, as applicable, do not and shall not (i) conflict with or result in a breach of the terms, conditions or provisions of, (ii) constitute a default under, (iii) result in the creation of any lien, security interest, charge or encumbrance upon the Company’s or NRS’s capital stock or equity interests, as applicable, or assets pursuant to, (iv) give any third party the right to modify, terminate or accelerate any obligation under, (v) result in a violation of or (vi) require any authorization, consent, approval, exemption or other action by or notice or declaration to, or filing with, any court or administrative or governmental body or agency pursuant to, the Certificate of Incorporation, the Bylaws, the NRS LLC Agreement or other constituent documents of NRS, or any law, statute, rule or regulation to which the Company or NRS is subject, or any agreement, instrument, order, judgment or decree to which the Company or NRS is subject.

6E. Financial Statements. Attached hereto as the Financial Statements Schedule are the following financial statements:

(i) the audited balance sheets of NRS as of December 31, 2003, December 31, 2002 and December 31, 2001 and the related statements of income and cash flows (or the equivalent) for the fiscal years then ended;

(ii) the unaudited balance sheet of NRS as of February 29, 2004 (the “Latest Balance Sheet”), and the related statements of income and cash flows (or the equivalent) for the two-month period then ended.

Each of the foregoing financial statements (including in all cases the notes thereto, if any) presents fairly the financial condition and operating results of the Company and its Subsidiaries as of the dates and for the periods set forth therein, is consistent with the books and records of NRS (which, in turn, are accurate and complete in all material respects) and has been prepared in accordance with GAAP, consistently applied, subject, in the case of the unaudited financial statements, to the absence of footnote disclosures and changes resulting from normal year-end adjustments for recurring accruals (none of which would, alone or in the aggregate, be materially adverse to the financial condition, operating results, assets, operations or business prospects of NRS taken as a whole). As of the close of business on the day immediately prior to the Closing Date, NRS’s Net Working Capital was not less than $2,000,000.

6F. Absence of Undisclosed Liabilities. Except as set forth on the Liabilities Schedule attached hereto, neither the Company nor NRS has any material obligation or liability (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due and regardless of when asserted) arising out of transactions entered into at or prior to the Closing, or any action or inaction at or prior to the Closing, or any state of facts existing at or prior to the Closing, other than: (i) liabilities set forth on the Latest Balance Sheet (including any notes thereto), (ii) liabilities and obligations which have arisen after the date of the Latest Balance Sheet in the ordinary course of business (none of which is a liability resulting from breach of contract, breach of warranty, tort, infringement, claim or lawsuit) and (iii) other liabilities and obligations expressly disclosed (including the nature and magnitude thereof) in the other Schedules hereto.

6G. No Material Adverse Change. Since December 31, 2003, there has been no material adverse change or development in the financial condition, operating results, assets, liabilities, operations, business prospects, employee relations or customer or supplier relations of the Company and NRS taken as a whole.

6H. Absence of Certain Developments.

(i) Except as expressly contemplated by this Agreement or as set forth on the Developments Schedule attached hereto, since December 31, 2003, the Company and NRS have conducted their business only in the ordinary course consistent with past practice and neither the Company nor NRS has:

(a) issued any notes, bonds or other debt securities or any capital stock or other equity securities or any securities convertible, exchangeable or exercisable into any capital stock or other equity securities;

(b) borrowed any material amount or incurred or become subject to any material liabilities, except current liabilities incurred in the ordinary course of business and liabilities under contracts entered into in the ordinary course of business;

(c) paid any material obligation or liability, other than current liabilities paid in the ordinary course of business;

(d) declared or made any payment or distribution of cash or other property to its stockholders or members with respect to its capital stock or other equity securities or purchased or redeemed any shares of its capital stock or other equity securities (including, without limitation, any warrants, options or other rights to acquire its capital stock or other equity securities);

(e) sold, assigned or transferred any of its tangible assets, except in the ordinary course of business consistent with past practice, or canceled any material debts or claims;

(f) sold, assigned or transferred any Company Intellectual Property Rights, or disclosed any proprietary or confidential information to any Person (other than to the Purchasers and other than in the ordinary course of business in circumstances in which the Company or NRS has imposed reasonable confidentiality restrictions);

(g) suffered any extraordinary losses or waived any rights of material value, whether or not in the ordinary course of business or consistent with past practice;

(h) made capital expenditures or commitments therefor that aggregate in excess of $250,000;

(i) made any loans or advances to, guarantees for the benefit of, or any Investments in, any Persons (excluding reasonable advances to employees and independent contractors in the ordinary course of business) or made any charitable contributions or pledges;

(j) suffered any damage, destruction or casualty loss exceeding in the aggregate $25,000, whether or not covered by insurance;

(k) made any change in any method of accounting or accounting policies, other than those required by GAAP which have been disclosed in writing to the Purchasers, or made any write-down in the value of its inventory or receivables that is material or that is other than in the usual, regular and ordinary course consistent with past practice;

(l) instituted or permitted any change in the conduct of its business, or any change in its method of purchase, sale, lease, management, marketing, promotion or operation;

(m) accelerated to pre-Closing periods sales of its products or services that normally would have been expected to occur in post-Closing periods; or

(n) entered into any other material transaction, whether or not in the ordinary course of business (other than purchase orders in the ordinary course of business).

(ii) No officer, director, employee or agent of the Company or NRS has been or is authorized to make or receive, or has made or received, any bribe, kickback or other illegal payment.

6I. Assets. Except as set forth on the Assets Schedule attached hereto, the Company or NRS has good and marketable title to, or a valid leasehold interest in, the material tangible and intangible properties and assets used by them, located on their premises or shown on the Latest Balance Sheet or acquired thereafter, free and clear of all Liens, except for properties and assets disposed of in the ordinary course of business since the date of the Latest Balance Sheet and except for Liens disclosed in reasonable detail on the Latest Balance Sheet (including any notes thereto) and Permitted Liens. Except as described on the Assets Schedule attached hereto, the Company’s and NRS’s buildings, equipment and other tangible assets are in good operating condition in all material respects and are fit for use in the ordinary course of business, ordinary wear and tear excepted. Except as described on the Assets Schedule attached hereto, the Company and NRS own, or have a valid leasehold interest in, all material assets necessary for the conduct of their respective businesses as presently conducted and as presently proposed to be conducted.

6J. Tax Matters.

(i) Except as set forth on the attached Taxes Schedule: the Company and NRS have filed all Tax Returns which they are required to file under applicable laws and regulations; all such Tax Returns are complete and correct in all material respects and have been prepared in compliance with all applicable laws and regulations in all material respects; the Company and NRS have paid all Taxes due and owing by them (whether or not such Taxes are shown or required to be shown on a Tax Return) and have withheld and paid over to the appropriate taxing authority all Taxes which they are required to withhold from amounts paid or owing to any employee, stockholder, creditor or other third party; no claim has ever been made by an authority in a jurisdiction where either the Company or NRS does not file Tax Returns that either the Company or NRS is or may be subject to taxation by that jurisdiction; neither the Company nor NRS has a permanent establishment in, is engaged in a trade or business in, or is otherwise subject to taxation by, a jurisdiction other than the United States (or any State thereof or the District of Columbia); the unpaid Taxes of the Company and NRS (a) did not, as of the date of the Latest Balance Sheet, exceed the reserve for Tax liability (excluding any amount recorded which is attributable solely to timing differences between book and Tax income), and (b) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company or NRS, as the case may be, in filing its Tax Returns; since the date of the Latest Balance Sheet, the Company and NRS have not incurred any liability for Taxes other than in the ordinary course of business; and no foreign, federal, state or local Tax audits or administrative or judicial proceedings are pending or being conducted with respect to the Company or NRS, no information related to Tax matters has been requested by any foreign, federal, state or local taxing authority and no written notice indicating an intent to open an audit or other review has been received by the Company or NRS from any foreign, federal, state or local taxing authority; and neither the Company nor NRS has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(ii) Neither the Company nor NRS is liable for the Taxes of another Person that is not a Subsidiary (a) under Treasury Regulation § 1.1502-6 (or comparable provisions of state, local or foreign law), (b) as a transferee or successor, (c) by contract or indemnity or (d) otherwise. Neither the Company nor NRS is a party to any Tax sharing agreement with a Person other than the Company or NRS.

(iii) Neither the Company nor NRS has been a member of an Affiliated Group or filed or been included in a combined, consolidated or unitary income Tax Return. NRS has never been treated for U.S. federal income tax purposes as an entity other than a partnership or an entity disregarded as separate from its owner(s). Neither the Company nor NRS has made any payments, is obligated to make any payments or is a party to an agreement that could obligate it to make any payments that would not be deductible under IRC § 280G.

6K. Contracts and Commitments.

(i) Except as set forth on the Contracts Schedule attached hereto or the Employee Benefits Schedule attached hereto, neither the Company nor NRS is a party to or bound by any written or oral:

(a) pension, profit sharing, stock option, employee stock purchase or other plan or arrangement providing for deferred or other compensation to employees or any other employee benefit plan or arrangement, or any collective bargaining agreement or any other contract with any labor union, or severance agreements, plans, programs, policies or arrangements;

(b) contract for the employment of any officer, individual employee or other Person on a full-time, part-time, consulting or other basis providing annual compensation in excess of $100,000, contract providing for the payment of any cash or other remuneration or compensation upon any change in control of NRS or the Company or upon the consummation of the transactions contemplated hereby, or contract relating to loans to officers, directors or Affiliates;

(c) contract under which the Company or NRS has advanced or loaned any other Person amounts in the aggregate exceeding $25,000;

(d) agreement or indenture relating to borrowed money or other Indebtedness or the mortgaging, pledging or otherwise placing a Lien on any material asset or material group of assets of the Company or NRS;

(e) guarantee of any obligation in excess of $25,000;

(f) lease or agreement under which the Company or NRS is lessee of or holds or operates any property, real or personal, owned by any other party, except for any lease of real or personal property under which the aggregate annual rental payments do not exceed $50,000;

(g) lease or agreement under which the Company or NRS is lessor of or permits any third party to hold or operate any property, real or personal, owned or controlled by the Company or NRS;

(h) contract or group of related contracts with the same party or group of affiliated parties the performance of which involves consideration in excess of $50,000;

(i) assignment, license, indemnification or agreement with respect to any intangible property (including, without limitation, any Intellectual Property Rights (other than off-the-shelf software licenses for a total purchase price of $10,000 in the aggregate));

(j) warranty agreement with respect to its services rendered or its products sold, leased or licensed which contains terms and conditions that differ in any material respect from NRS’s or the Company’s standard warranty terms and conditions (a copy of which standard terms and conditions is attached to the Contracts Schedule);

(k) agreement under which it has granted any Person any registration rights (including, without limitation, demand or piggyback registration rights);

(l) sales, distribution, agency, broker or franchise agreement or agreement relating to the import and/or export of products or services;

(m) agreement with a term of more than six months which is not terminable by the Company or NRS upon less than 30 days notice without penalty and which involves consideration in excess of $50,000;

(n) contract or agreement prohibiting it or any of its employees from disclosing confidential information or freely engaging in any business or competing anywhere in the world;

(o) contract or agreement relating to any completed business acquisitions, mergers, sales or purchases of substantial assets, equity financings, reorganizations or similar transactions; or

(p) any other agreement which is material to its operations and business prospects or involves a consideration in excess of $50,000 annually.

(ii) All of the contracts, agreements and instruments set forth or required to be set forth on the attached Contracts Schedule are valid, binding and enforceable in accordance with their respective terms. The Company and NRS have performed all material obligations required to be performed by them under the contracts, agreements and instruments listed or required to be listed on the attached Contracts Schedule and are not in default under or in breach of nor in receipt of any written claim of default or breach under any such contract, agreement or instrument; no event has occurred which with the passage of time or the giving of notice or both would result in a default, breach or event of noncompliance by the Company or NRS under any contract, agreement or instrument listed or required to be listed on the attached Contracts Schedule; neither the Company nor NRS has any present expectation or intention of not fully performing all such obligations; neither the Company nor NRS has knowledge of any breach or anticipated breach by the other parties to any contract, agreement, instrument or commitment listed or required to be listed on the attached Contracts Schedule; and, neither the Company nor NRS is a party to any contract or commitment requiring it to purchase or sell goods or services or lease property above or below (as the case may be) prevailing market prices and rates.

(iii) A true and correct copy of each of the written instruments, plans, contracts and agreements and an accurate description of each of the oral arrangements, contracts and agreements which are referred to on the attached Contracts Schedule (together with all amendments, waivers or other changes thereto) have been made available to the Purchaser’s special counsel.

6L. Intellectual Property Rights.

(i) The Intellectual Property Schedule attached hereto contains a complete and accurate list of all of the following that are owned by the Company or NRS: (a) patented or registered Intellectual Property Rights, (b) pending patent applications and applications for registration of other Intellectual Property Rights, (c) material unregistered trademarks and material unregistered service marks, (d) proprietary computer software and (e) any other material Intellectual Property Rights. The Company or NRS exclusively owns and possesses all right, title and interest in and to each of the “AutoRad”, licensing and privileging, and helpdesk/customer trouble ticket applications (including, without limitation, all databases and information managed by such applications) and all of the other Intellectual Property Rights set forth or required to be set forth on the Intellectual Property Schedule and owns and possesses all, right, title and interest in and to, or has a license to use pursuant to a written license agreement set forth on the Contracts Schedule, all other Intellectual Property Rights necessary for the operation of the businesses of the Company and NRS as presently conducted and as presently proposed to be conducted (collectively, the “Company Intellectual Property”). Without limiting the generality or applicability of the foregoing, the Company or NRS owns and possesses all right, title and interest in and to all material Intellectual Property Rights created or developed by the Company’s and/or NRS’s employees and independent contractors. All employees and independent contractors of the Company and NRS have executed confidentiality and intellectual property assignment documents with the Company or NRS that are reasonably designed to protect the confidentiality of the Company’s and NRS’s confidential information and to assign to the Company or NRS all right, title and interest in and to all Intellectual Property Rights developed by such employee or independent contractor related to the Company’s and NRS’s businesses (to the full extent permitted by applicable law).

(ii) Except as set forth on the attached Intellectual Property Schedule, (a) the loss or expiration of any Company Intellectual Property Rights has not had and would not reasonably be expected to have a Material Adverse Effect, and no such loss or expiration is pending or, to the Company’s or NRS’s knowledge, threatened, (b) the Company and NRS have taken all reasonably necessary actions to maintain and protect the material Company Intellectual Property Rights, (c) to the Company’s or NRS’s knowledge, all of the Company Intellectual Property is valid and enforceable and no claim by any third party contesting the validity, misuse or unenforceability of any of the Company Intellectual Property Rights has been made, is currently outstanding or is threatened, and to the Company’s or NRS’s knowledge, there are no grounds for the same, (d) neither the Company nor NRS has received any written notices of, and to the Company’s or NRS’s knowledge, no facts exist that indicate a likelihood of, any infringement or misappropriation by, or conflict with, any third party with respect to any Intellectual Property Rights (including, without limitation, any written demand or request that the Company or NRS license any rights from a third party), (e) the conduct of the Company’s and NRS’s business has not infringed, misappropriated or conflicted with and does not infringe, misappropriate or conflict with any Intellectual Property Rights of other Persons, (f) to the best of the Company’s or NRS’s knowledge, the Company Intellectual Property Rights have not been infringed, misappropriated or conflicted by other Persons, and (g) immediately subsequent to the Closing, the Company Intellectual Property Rights will be owned by or available for use by the Company and NRS on terms and conditions identical to those under which NRS owned or used the Company Intellectual Property Rights immediately prior to the Closing.

6M. Litigation, etc. Except as set forth on the attached Litigation Schedule, there are no actions, suits, proceedings, orders, investigations or claims pending or, to the Company’s or NRS’s knowledge, threatened against or affecting the Company or NRS (or to the Company’s or NRS’s knowledge, pending or threatened against or affecting any of the officers, directors or employees of the Company or NRS with respect to their businesses or proposed business activities), or pending or threatened by the Company or NRS against any third party, at law or in equity, or before or by any governmental department, commission, board, bureau, agency or instrumentality (including, without limitation, any actions, suits, proceedings or investigations with respect to the transactions contemplated by this Agreement); neither the Company nor NRS is subject to any arbitration proceedings under collective bargaining agreements or any governmental investigations or inquiries; and, to the Company’s and NRS’s knowledge, there is no valid basis for any of the foregoing. Neither the Company nor NRS is subject to any judgment, order or decree of any court or other governmental agency, and neither the Company nor NRS has received any opinion or memorandum or legal advice from legal counsel to the effect that it is exposed, from a legal standpoint, to any liability or disadvantage which may be material to its business. All of the actions, suits, proceedings, orders, investigations and claims set forth on the Litigation Schedule are fully covered by NRS’s existing insurance policies.

6N. Brokerage. Except as set forth on the attached Brokerage Schedule, there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement binding upon the Company or NRS. The Company or NRS shall pay, and hold each Purchaser harmless against, any loss arising in connection with any such claim.

6O. Insurance. Neither the Company nor NRS is in default with respect to its obligations under any insurance policy maintained by it, and neither the Company nor NRS has been denied insurance coverage. The insurance coverage of the Company and NRS provides for worldwide coverage for any professional liability claim asserted against the Company or NRS and, to the Company’s and NRS’s knowledge, is customary for companies of similar size engaged in similar lines of business. The Company and NRS do not have any self-insurance or co-insurance programs. Neither the Company nor NRS conducted any business or provided any services prior to September 2001.

6P. Employees. Except as set forth on the attached Employees Schedule, neither NRS nor the Company has received notice that any executive or key employee of the Company or NRS or any group of employees of the Company or NRS has any plans to terminate employment with the Company or NRS. The Company and NRS have complied with all laws relating to the employment of labor (including, without limitation, provisions thereof relating to wages, hours, equal opportunity, collective bargaining and the payment of social security, national insurance and other Taxes), and neither NRS nor the Company is aware that the Company or NRS has any material labor relations problems (including, without limitation, any union organization activities, threatened or actual strikes or work stoppages or material grievances). Neither the Company, NRS nor, to the Company’s or NRS’s knowledge, any of their employees or consultants is subject to any noncompete, nonsolicit, nondisclosure, confidentiality, employment, consulting or similar agreements relating to, affecting or in conflict with the present or proposed business activities of the Company and NRS, except for agreements between the Company or NRS and its present and former employees and independent contractors. The Company and NRS have entered into proprietary information agreements in customary form with each of its employees.

6Q. ERISA.

(i) Except as disclosed on the attached Employee Benefits Schedule, the Company and NRS do not maintain, contribute to or have any actual or potential liability with respect to any (x) ”defined contribution plan” (as defined in Section 3(34) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) (a “Savings Plan”), (y) ”employee welfare benefit plan” (as defined in Section 3(1) of ERISA) (a “Welfare Plan”), or (z) nonqualified deferred compensation, incentive, bonus, material fringe benefit, stock bonus or other material benefit arrangements (collectively (x), (y) and (z) above referred to as the “Plans”). For purposes of this paragraph 6Q, the terms “Company” and NRS include all organizations under common control with the Company or NRS, respectively, pursuant to Section 414(b) or (c) of the IRC.

(ii) The Company and NRS do not maintain, contribute to or have any actual or potential liability with respect to any active or terminated, funded or unfunded (w) plan or arrangement in Australia or any other foreign country providing benefits of any sort, including the making of any payment of contributions to, or remuneration specifically referable to contributions to, any personal pension scheme, retirement annuity contract or similar arrangement, (x) multiemployer plan (as defined in Section 3(37) of ERISA), (y) defined benefit plan (as defined in Section 3(35) of ERISA) or (z) plan or arrangement to provide medical, health, life insurance or other welfare-type benefits for current or future retired or terminated employees (except for limited continued health benefit coverage required to be provided under Section 4980B of the IRC or similar state law).

(iii) The Company or NRS has provided to the Purchasers accurate and complete copies of each of the Plans and any related trusts, insurance contracts or other agreements, the IRS favorable determination letter issued with respect to each Plan, IRS Forms 5500 (including all attachments) for each Plan for the most recently completed plan year and the most recent financial statement with respect to any Savings Plan.

(iv) Each of the Plans and all related funding arrangements comply in form and operation with its terms and the applicable requirements of ERISA, the IRC and any other laws. Any Savings Plan has received a favorable determination letter that it qualifies under the IRC (and that its trust is exempt from Tax under the IRC) and such favorable letter includes changes required by the 1986 Tax Reform Act. To the Company’s or NRS’s knowledge, nothing has occurred since the date of such favorable determination letter that could adversely affect the qualified status of any Savings Plan or the tax-exempt status of the trust.

(v) None of the Company, NRS, any trustee or administrator of any Plan or other Person has engaged in any transaction with respect to any Plan which could subject the Company, NRS or any of their employees to any Tax or penalty or other liability imposed by ERISA or the IRC. No actions, suits, investigations or claims with respect to any of the Plans (other than routine claims for benefits) are pending or, to the knowledge of the Company or NRS, threatened, and neither the Company nor NRS is aware of any facts or circumstances which could give rise to or be expected to give rise to any such actions, suits, investigations or claims. The Company and NRS have complied with the requirements of Section 4980B of the IRC and Section 601 et seq. of ERISA (“COBRA”). All contributions which are due under each of the Plans has been made and all other contributions have been properly accrued. The Company and NRS have complied in all material respects with all reporting and disclosure obligations with respect to the Welfare Plans and the Savings Plan.

6R. Compliance with Laws.

(i) Except as set forth on the attached Compliance Schedule, the Company and NRS have complied with and are currently in compliance with all laws and governmental regulations and requirements (including, without limitation, any foreign laws, governmental regulations and requirements and the federal physician self-referral statute (known as the “Stark Law”)), and neither the Company nor NRS has received written notice of any violation thereof. Except as set forth on the attached Compliance Schedule, the Company and NRS have complied with and are currently in compliance with all Environmental and Safety Requirements (including without limitation all permits and licenses required thereunder), and neither the Company nor NRS have received any written notice, report or information regarding any liabilities (whether accrued, absolute, contingent, unliquidated or otherwise) or any corrective, investigatory or remedial obligations arising under Environmental and Safety Requirements which relate to the Company or NRS or any of their properties or facilities and, to the Company’s and NRS’s knowledge, no facts or circumstances exist with respect to the past or present operations or facilities of the Company or NRS or any of their respective predecessors or Affiliates (including without limitation any on-site or off-site disposal or release of, or contamination by, hazardous materials, substances or wastes) which would give rise to a material liability or material corrective or remedial obligation under any Environmental and Safety Requirements. Neither the Company nor NRS is a “covered entity”, as that term is defined by 45 C.F.R.§ 160.103, and neither the Company nor NRS is subject as a “covered entity” to the Standards for Privacy of Individually Identifiable Health Information promulgated by the U.S. Department of Health and Human Services in accordance with the Administrative Simplification provisions of the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”). Each of the Company and NRS is either not subject to or is in compliance in all respects with any similar privacy laws in existence in any state or foreign jurisdiction.

(ii) Each of the Company and NRS (and each of the physicians that provides teleradiology or other services on behalf of the Company or NRS) holds all permits, licenses, certificates, accreditations (including, without limitation, accreditation of NRS by the Joint Commission on Accreditation of Healthcare Organizations (“JCAHO”) as an ambulatory care organization) and other authorizations of foreign, federal, state and local governmental agencies required for the conduct of the business of NRS and the Company, and the attached Compliance Schedule sets forth a list of all of such permits, licenses, certificates, accreditations and other authorizations, and NRS and the Company (and each of the physicians that provides teleradiology or other services on behalf of the Company or NRS) are in compliance with all terms and conditions of any such required permits, licenses, certificates, accreditations and authorizations.

(iii) NRS’s services meet or exceed the standards for radiology established by the American College of Radiology, including but not limited to the Technical Standard for Teleradiology, the Technical Standard for Digital Image Data Management and the Practice Guideline for Communication: Diagnostic Radiology.

(iv) Each of the physicians who provides reading services on behalf of NRS or its subcontractor, Dayhawk Radiology Services, a Louisiana limited liability company (“DRS”) (a) meets all qualifications for readers under any agreement for services pursuant to which such physician provides services on behalf of NRS or DRS, (b) is licensed to practice medicine in each of the states in which are located the patients for which such physician provides teleradiology reads, (c) has obtained medical staff privileges at the hospitals for which such physician provides teleradiology reads, (d) provides only “preliminary” readings for NRS’s customers and does not provide “final” reads for these customers (and with respect to those DRS physicians who provide reading services for NRS customers or who perform sub-contracted work for NRS, such physicians do not provide “final reads” for such customers or in connection with such sub-contracted work), (e) is an independent contractor or an “independent licensed practictioner” for all purposes including, without limitation, all Tax purposes and for the JCAHO standards set forth in the 2004 JCAHO Comprehensive Accreditation Manual for Hospitals, (f) does not review mammograms or participate in interventional radiology, and (g) are not required to be licensed to practice medicine in New South Wales, Australia, Western Australia or the Canton of Zug, Switzerland.

(v) Neither NRS, the Company, any physician who provides readings on behalf of NRS, nor any party that has entered into a Services Agreement with NRS, submits any claims for reimbursement for such readings to any third-party payor, including, without limitation, Medicare, Medicaid or any private insurance plan.

6S. Affiliated Transactions. Except as set forth on the attached Affiliated Transactions Schedule, no officer, director, employee, stockholder or Affiliate of the Company or NRS or, to the Company’s and NRS’s knowledge, any individual related by blood, marriage or adoption to any such individual or any entity in which any such Person or individual owns any beneficial interest, is a party to any agreement, contract, commitment or transaction (whether written or oral) with the Company or NRS or has any material interest in any material property used by the Company or NRS.

6T. Customers and Suppliers. The Customer Schedule attached hereto lists the ten largest customers of NRS for each of the two most recent fiscal years and sets forth opposite the name of each such customer the percentage of consolidated net sales for such fiscal year attributable to such customer. The Customer Schedule attached hereto also lists any additional current customers which the Company and NRS anticipate shall be among the ten largest customers for the current fiscal year. During the past twelve-month period, no material supplier of the Company or NRS has indicated that it shall stop, or materially decrease the rate of, supplying materials or products or services to the Company or NRS, or materially change the terms or conditions upon which such materials, products or services have been provided, and no customer listed on the Customer Schedule attached hereto has indicated that it shall stop, or materially decrease the rate of, buying materials, products or services from NRS, or materially change the terms or conditions upon which such materials, products or services have been purchased.

6U. Accounts Receivable. Except as set forth on the attached Accounts Receivable Schedule, all accounts receivable reflected on the Latest Balance Sheet and all accounts receivable reflected on NRS’s books and records as of the Closing Date (net of allowances for doubtful accounts as reflected thereon and as determined in accordance with GAAP) are or shall be valid receivables arising in the ordinary course of business, and, to the Company’s knowledge, are or shall be current and collectible, subject to no valid counterclaims or set-offs, at the aggregate amount therefor as shown on the Latest Balance Sheet and on NRS’s books and records as of the Closing Date (net of allowances for doubtful accounts as reflected thereon and as determined in accordance with GAAP). No Person has any Lien on such receivables or any part thereof, and no agreement for deduction, free goods, discount or other deferred price or quantity adjustment has been made with respect to any such receivables.

6V. Repurchase Transaction.

(i) In connection with the Repurchase Transaction, the Company and NRS have provided to RANI a copy of the Letter of Intent between NRS and Summit Partners, L.P., dated January 16, 2004 and have made available to RANI all information requested by RANI in connection with RANI’s decision to consummate the Repurchase Transaction.

(ii) To the Company’s knowledge (after reasonable inquiry), the representations and warranties made by the RANI shareholders in Article III of the RANI Purchase Agreement are true and correct in all respects, and the representations and warranties made by the Company in Article IV of the RANI Purchase Agreement are true and correct in all respects.

6W. Disclosure. Neither this Agreement nor any of the exhibits, schedules or attachments contain any untrue statement of a material fact or omit a material fact necessary to make each statement contained herein or therein not misleading. There is no fact which the Company or NRS has not disclosed to the Purchasers in writing and of which any of its officers, directors or executive employees is aware and which has had or would reasonably be expected to have a Material Adverse Effect.

Section 7. Definitions.

7A. Definitions. For the purposes of this Agreement, the following terms have the meanings set forth below:

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

“Affiliated Group” means an affiliated group as defined in IRC § 1504 (or any similar combined, consolidated or unitary group defined under state, local or foreign income Tax law).

“DRS” has the meaning set forth in Section 6R(iv).

“EBITDA” shall mean, for any particular accounting period, the Company’s consolidated net income for such period, plus (i) the amount of the provision for foreign, federal, state and local income taxes for such period, plus (ii) the amount of depreciation, amortization and non-cash compensation expenses and any extraordinary and non-recurring charges incurred during such period, plus (iii) the amount of interest expense in respect of the Notes and other indebtedness for borrowed money for such period, plus (iv) the aggregate costs and expenses incurred by the Company and NRS for such period as a direct result of the consummation of the transactions contemplated hereby, all as determined on a consolidated basis in accordance with GAAP. For avoidance of doubt, EBITDA hereunder will be calculated after accrual for any and all amounts payable to members of the executive management team of NightHawk Radiology Services, LLC.

“Environmental and Safety Requirements” means all federal, state, local and foreign statutes, regulations, ordinances and other provisions having the force or effect of law, all judicial and administrative orders and determinations, all contractual obligations and all common law, in each case concerning public health and safety, worker health and safety, and pollution or protection of the environment, as the foregoing are enacted or in effect as of the Closing Date.

“Event of Noncompliance” has the meaning set forth in the Certificate of Incorporation.

“GAAP” means United States generally accepted accounting principles.

“Indebtedness” means at a particular time, without duplication, (i) any indebtedness for borrowed money or issued in substitution for or exchange of indebtedness for borrowed money, (ii) any indebtedness evidenced by any note, bond, debenture or other debt security, (iii) any indebtedness for the deferred purchase price of property or services with respect to which a Person is liable, contingently or otherwise, as obligor or otherwise (other than trade payables and other current liabilities incurred in the ordinary course of business which are not more than 60 days past due in accordance with their stated terms), (iv) any commitment by which a Person assures a creditor against loss (including, without limitation, contingent reimbursement obligations with respect to letters of credit), (v) any indebtedness guaranteed in any manner by a Person (including, without limitation, guarantees in the form of an agreement to repurchase or reimburse), (vi) any obligations under capitalized leases with respect to which a Person is liable, contingently or otherwise, as obligor, guarantor or otherwise, or with respect to which obligations a Person assures a creditor against loss, (vii) any indebtedness secured by a Lien on a Person’s assets and (viii) any unsatisfied obligation for “withdrawal liability” to a “multiemployer plan” as such terms are defined under ERISA.

“Indemnitees” means, collectively, the Purchasers and their respective direct and indirect Affiliates, partners, members, officers, employees, agents and representatives.

“Intellectual Property Rights” means all of the following in any jurisdiction throughout the world (i) patents, patent applications and patent disclosures, (ii) trademarks, service marks, trade dress, trade names, logos, slogans and corporate names (and all translations, adaptations, derivations and combinations of the foregoing) and Internet domain names, together with all of the goodwill associated with each of the foregoing, (iii) copyrights and copyrightable works, (iv) mask works, (v) registrations and applications for any of the foregoing, (vi) computer software (including, without limitation, source code, executable code, data, databases and documentation), (vii) trade secrets and other confidential information (including, without limitation, ideas, formulas, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, financial and marketing plans and customer and supplier lists and information) and (viii) all other intellectual property rights.

“Investment” as applied to any Person means (i) any direct or indirect purchase or other acquisition by such Person of any notes, obligations, instruments, stock, securities or ownership interest (including partnership interests and joint venture interests) of any other Person and (ii) any capital contribution by such Person to any other Person.

“IRC” means the Internal Revenue Code of 1986, as amended, and any reference to any particular IRC section shall be interpreted to include any revision of or successor to that section regardless of how numbered or classified.

“IRS” means the United States Internal Revenue Service.

“Liens” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof), any sale of receivables with recourse against the Company, NRS or any Affiliate, any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar statute other than to reflect ownership by a third party of property leased to the Company or NRS under a lease which is not in the nature of a conditional sale or title retention agreement, or any subordination arrangement in favor of another Person (other than any subordination arising in the ordinary course of business).

“Losses” means, collectively, any and all actions, causes of action, suits, claims, losses, liabilities, damages, costs, fees, penalties, judgments, settlements and expenses of any kind or nature (including reasonable attorneys’ fees and expenses incurred in the investigation or defense of any of the same or in asserting, preserving or enforcing any of the rights hereunder and irrespective of whether any such Indemnitee is a party to any action for which indemnification hereunder is sought).

“Net Working Capital” means the excess of (i) NRS’s current assets as of the close of business on the day immediately prior to the Closing Date over (ii) NRS’s current liabilities as of the close of business on the day immediately prior to the Closing Date. The foregoing shall be determined in accordance with GAAP and shall include all known adjustments required in a year-end closing of the books.

“Officer’s Certificate” means a certificate signed by the president or chief financial officer of the Company or NRS, as applicable, stating that (i) the officer signing such certificate has made or has caused to be made such investigations as are reasonably necessary in order to permit him to verify the accuracy of the information set forth in such certificate and (ii) to the best of such officer’s knowledge, such certificate does not misstate any material fact and does not omit to state any fact necessary to make the certificate not misleading.

“Permitted Liens” means:

(i) Tax liens with respect to Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, consistently applied;

(ii) deposits or pledges made in connection with, or to secure payment of, utilities or similar services, workers’ compensation, unemployment insurance, old age pensions, national insurance contributions or other social security obligations;

(iii) purchase money security interests in any property acquired by the Company or any Subsidiary to the extent permitted by this Agreement;

(iv) interests or title of a lessor under any lease permitted by this Agreement;

(v) mechanics’, materialmen’s or contractors’ liens or encumbrances or any similar lien or restriction for amounts not yet due and payable;

(vi) easements, rights-of-way, restrictions and other similar charges and encumbrances not interfering with the ordinary conduct of the business of the Company and its Subsidiaries or detracting from the value of the assets of the Company and its Subsidiaries; and

(vii) liens outstanding on the date hereof which secure Indebtedness and which are described in the Schedules to this Agreement.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

“Qualified Public Offering” has the meaning set forth in the Certificate of Incorporation.

“Restricted Securities” means (i) the Preferred Stock issued hereunder, (ii) the Common Stock issued upon conversion of the Preferred Stock, (iii) any other securities of the Company held by any of the Parties (including the Common Stock acquired by Management Members hereunder) as of the Closing, and (iv) any securities issued with respect to the securities referred to in clauses (i), (ii) and (iii) above by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization. As to any particular Restricted Securities, such securities shall cease to be Restricted Securities when they have (a) been effectively registered under the Securities Act and disposed of in accordance with the registration statement covering them, (b) been distributed to the public through a broker, dealer or market maker pursuant to Rule 144 (or any similar provision then in force) under the Securities Act or become eligible for sale pursuant to Rule 144(k) (or any similar provision then in force) under the Securities Act or (c) been otherwise transferred and new certificates for them not bearing the Securities Act legend set forth in paragraph 8C have been delivered by the Company in accordance with Section 5. Whenever any particular securities cease to be Restricted Securities, the holder thereof shall be entitled to receive from the Company, without expense, new securities of like tenor not bearing a Securities Act legend of the character set forth in paragraph 8C.

“Securities Act” means the Securities Act of 1933, as amended, or any similar federal law then in force.

“Securities and Exchange Commission” includes any governmental body or agency succeeding to the functions thereof.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, or any similar federal law then in force.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a limited liability company, partnership, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or control any managing director or general partner of such limited liability company, partnership, association or other business entity. For purposes of this Agreement, if the context does not otherwise specify in respect of which Person the term “Subsidiary” is used, the term “Subsidiary” shall refer to a Subsidiary of the Company and, for the avoidance of doubt, each of NRS and RANI shall be deemed to be Subsidiaries of the Company for purposes of Section 6 of this Agreement.

“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, franchise, alternative or add-on minimum, estimated, sales, use, transfer, registration, value added, excise, utility, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, social security, national insurance, unemployment, disability, payroll, license, occupation, employee or other withholding, or other tax, of any kind whatsoever and wherever imposed, including, without limitation, any interest, deficiencies, penalties or additions to tax or additional amounts in respect of the foregoing.

“Tax Returns” means returns, declarations, reports, claims for refund, information returns or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of Taxes of any party or the administration of any laws, regulations or administrative requirements relating to any Taxes.

“Transaction Agreements” means the Registration Agreement, the Stockholders Agreement, the Non-Compete Agreements, the Director Indemnification Agreements and all other agreements and instruments (including the Promissory Notes) contemplated hereby.

“Treasury Regulations” means the United States Treasury Regulations promulgated under the IRC, and any reference to any particular Treasury Regulation section shall be interpreted to include any final or temporary revision of or successor to that section regardless of how numbered or classified.

“Underlying Common Stock” means (i) the Common Stock issued or issuable upon conversion of the Preferred Stock and (ii) any Common Stock issued or issuable with respect to the Common Stock referred to in clause (i) above by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization. For purposes of this Agreement, any Person who holds Preferred Stock shall be deemed to be the holder of the Underlying Common Stock obtainable directly or indirectly upon conversion of the Preferred Stock regardless of any restriction or limitation on the conversion of the Preferred Stock, such Underlying Common Stock shall be deemed to be in existence, and such Person shall be entitled to exercise the rights of a holder of Underlying Common Stock hereunder. As to any particular shares of Underlying Common Stock, such shares shall cease to be Underlying Common Stock when they have been (a) effectively registered under the Securities Act and disposed of in accordance with the registration statement covering them, (b) distributed to the public through a broker, dealer or market maker pursuant to Rule 144 under the Securities Act (or any similar provision then in force) or (c) repurchased or otherwise acquired by the Company or any Subsidiary.

“Wholly-Owned Subsidiary” means, with respect to any Person, a Subsidiary of which all of the outstanding capital stock or other ownership interests are owned by such Person or another Wholly-Owned Subsidiary of such Person.

Section 8. Miscellaneous.

8A. Expenses. The Company shall pay, and hold each Purchaser and all holders of Preferred Stock, Underlying Common Stock and Promissory Notes harmless against liability for the payment of, (i) all costs, fees and expenses incurred by the Purchasers in connection with the consummation of the transactions contemplated hereby (including fees and expenses of legal counsel, accountants and other representatives and consultants and due diligence (including travel-related) fees and expenses), (ii) the reasonable fees and expenses incurred by the Purchasers up to $100,000 with respect to any amendments or waivers proposed by the Company or NRS (whether or not the same become effective) under or in respect of this Agreement, the agreements and instruments contemplated hereby (including the Promissory Notes) or the Certificate of Incorporation (including, without limitation, in connection with any proposed merger, sale or recapitalization of the Company), (iii) stamp and other Taxes which may be payable in respect of the execution and delivery of this Agreement or the issuance, delivery or acquisition of the Promissory Notes or any shares of Preferred Stock or any shares of Common Stock issuable upon conversion of the Preferred Stock, (iv) the fees and expenses incurred by the Purchasers with respect to the enforcement of the rights granted under this Agreement, the agreements and instruments contemplated hereby (including the Promissory Notes) and the Certificate of Incorporation and (v) the reasonable fees and expenses incurred by each such Person in any filing with any governmental agency with respect to its investment in the Company or in any other filing with any governmental agency with respect to the Company which mentions such Person.

8B. Remedies. Each holder of Preferred Stock, Underlying Common Stock and Promissory Notes shall have all rights and remedies set forth in this Agreement and the Certificate of Incorporation and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law.

8C. Investment Representations. Each Purchaser and Management Member hereby represents that it is acquiring the Restricted Securities purchased hereunder or acquired pursuant hereto for its own account with the present intention of holding such securities for purposes of investment, and that it has no intention of selling such securities in a public distribution in violation of the federal securities laws or any applicable state securities laws; provided that nothing contained herein shall prevent any Purchaser and subsequent holders of Restricted Securities from transferring such securities in compliance with the provisions of Section 5 hereof. Each certificate or instrument representing Restricted Securities shall be imprinted with a legend in substantially the following form:

“The securities represented by this certificate were originally issued on March 31, 2004, and have not been registered under the Securities Act of 1933, as amended. The transfer of the securities represented by this certificate is subject to the conditions set forth in that certain Securities Purchase and Contribution Agreement, dated as of March 31, 2004, by and among the issuer thereof (the “Company”) and certain investors (as the same may be amended or modified from time to time in accordance with its terms), and the Company reserves the right to refuse the transfer of such securities until such conditions have been fulfilled with respect to such transfer. A copy of such conditions shall be furnished by the Company to the holder hereof upon written request and without charge.”

8D. Other Representations and Warranties of the Management Members. In addition to the representations and warranties set forth in paragraph 8C above, each Management Member, severally and not jointly, represents and warrants that:

(i) Such Management Member has the full power and authority to enter into this Agreement. This Agreement and the Transaction Agreements to which such Management Member is a party constitute such Management Member’s valid and legally binding obligation, enforceable in accordance with its terms.

(ii) Such Management Member is an “accredited investor” as defined in Rule 501 of Regulation D, promulgated under the Securities Act.

(iii) Such Management Member acknowledges and understands that the shares of Common Stock are characterized as “restricted securities” under the federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering, and such securities may be resold without registration under the Securities Act only in certain limited circumstances. Such Management Member is familiar with Rule 144, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

(iv) Such Management Member can bear the economic risk of this investment. Such Management Member has sufficient knowledge and experience in financial or business matters that such Management Member is capable of evaluating the merits and risks of the investment in the Common Stock.

(v) Such Management Member is the record and beneficial owner of the number of Management Units set forth opposite his name on the attached Schedule of Management Members. At the Closing, such Management Member shall transfer to the Company good title to such Management Units, free and clear of all Liens, proxies, voting trusts or agreements and other restrictions and limitations of any kind, other than restrictions imposed subsequent to such transfer under applicable federal and state securities law restrictions. Such Management Member is not a party to any option, warrant, purchase right, or other contract or commitment that could require such Management Member to sell, transfer, or otherwise dispose of any equity interests of NRS (other than this Agreement).

(vi) Such Management Member does not own or have the right to acquire any equity interests, securities convertible into or exchangeable for equity interests of, nor any equity appreciation rights or phantom equity plans of any Affiliates of the Company or NRS or of any Person with whom the Company has entered into any contract, arrangement or understanding (including, without limitation, DRS).

8E. Other Representations and Warranties of the Purchasers. In addition to the representations and warranties set forth in paragraph 8C above, each Purchaser, severally and not jointly, represents and warrants that:

(i) Such Purchaser has the full power and authority to enter into this Agreement. This Agreement and the Transaction Agreements to which such Purchaser is a party constitute such Purchaser’s valid and legally binding obligation, enforceable in accordance with its terms.

(ii) Such Purchaser is an “accredited investor” as defined in Rule 501 of Regulation D, promulgated under the Securities Act.

(iii) Such Purchaser acknowledges and understands that the shares of Preferred Stock are characterized as “restricted securities” under the federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering, and such securities may be resold without registration under the Securities Act only in certain limited circumstances. Such Purchaser is familiar with Rule 144, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

(iv) Such Purchaser can bear the economic risk of this investment. The Purchaser has sufficient knowledge and experience in financial or business matters that such Purchaser is capable of evaluating the merits and risks of the investment in the Preferred Stock. Such Purchaser has not been organized for the purpose of acquiring the Preferred Stock.

8F. Treatment of the Preferred Stock. The Company covenants and agrees that (i) so long as federal income Tax laws prohibit a deduction for distributions made by the Company with respect to preferred stock, it shall treat all distributions paid by it on the Preferred Stock as non-deductible dividends on all of its Tax Returns and (ii) if permitted by GAAP, it shall treat the Preferred Stock as preferred stock in all of its financial statements and other reports and shall treat all distributions paid by it on the Preferred Stock as dividends on preferred stock in such statements and reports. The Company agrees that the Preferred Stock is stock which participates in corporate growth to a significant extent within the meaning of Treasury Regulation § 1.305-5(a), and hence will not be treated as preferred stock for purposes of IRC § 305 and the regulations thereunder. The Company acknowledges and agrees that there will not be constructive dividends under Treasury Regulation § 1.305-5(b) with respect to the Preferred Stock. The Company acknowledges and agrees that the dividend accrual on the Preferred Stock provided for in the Certificate of Incorporation upon the occurrence of certain Events of Noncompliance has been negotiated by (and is intended by) the Company and the Purchasers as a reasonable increase in yield necessitated by the increased risk to the holders of the Preferred Stock which would arise upon any such occurrence.

8G. Consent to Amendments. Except as otherwise expressly provided herein, the provisions of this Agreement may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the holders of a majority of the outstanding Preferred Stock; provided that if there is no Preferred Stock outstanding, the provisions of this Agreement may be amended and the Company may take any action herein prohibited, only if the Company has obtained the written consent of the holders of a majority of the Underlying Common Stock. No other course of dealing between the Company and the holder of any Preferred Stock or Underlying Common Stock or any delay in exercising any rights hereunder or under the Certificate of Incorporation shall operate as a waiver of any rights of any such holders. For purposes of this Agreement, shares of Preferred Stock or Underlying Common Stock held by the Company or any Subsidiaries shall not be deemed to be outstanding.

8H. Survival of Representations and Warranties; Indemnification. All representations and warranties contained herein or made in writing by any Party in connection herewith shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (regardless of any investigation made by any Party or on its behalf) as follows: (a) the representations and warranties in Section 6J (Tax Matters), Section 6Q (ERISA) and Section 6R (Compliance with Laws) shall terminate when the applicable statutes of limitation with respect to the liabilities in question expire (giving effect to any extensions or waivers thereof); (b) the representations and warranties in Section 6A (Organization, Corporate Power and Licenses), Section 6B (Capital Stock and Related Matters), Section 6C (Subsidiaries), Section 6D (Authorization, No Breach) and Section 6N (Brokerage) shall not terminate; and (c) all other representations and warranties contained in Section 6 of this Agreement shall terminate on the third anniversary of the Closing Date; provided that any representation or warranty in respect of which indemnity may be sought under this Section 8H, and the indemnity with respect thereto, shall survive the time at which it would otherwise terminate pursuant to this Section 8H if notice of the inaccuracy or breach or potential inaccuracy or breach thereof giving rise to such right or alleged right of indemnity shall have been given to the Company or NRS prior to such time. In consideration of the Purchasers’ execution and delivery of this Agreement and purchase of the Preferred Stock and the Promissory Notes hereunder, the Company and NRS shall jointly and severally indemnify, pay and defend the Indemnitees and hold each of them harmless against and pay on behalf of or reimburse such Indemnitees as and when incurred for any and all Losses, whether or not involving a third-party claim, which any such Indemnitee may suffer, sustain or become subject to, or that is incurred by or imposed on or asserted against the Indemnitees or any of them, as a result of, arising out of, in connection with, relating or incidental to or by virtue of (i) any breach by the Company or NRS of any of its representations or warranties contained in this Agreement or any of the Schedules or Exhibits hereto or

(ii) any breach by the Company or NRS of any of its covenants or agreements contained in this Agreement or any of the Schedules or Exhibits hereto. Without limiting the generality of the foregoing, the Purchasers shall be deemed to have suffered Loss as a result of the untruth, inaccuracy or breach of any such representations and warranties if such Loss shall be suffered by the Company or any of its Subsidiaries as a result of, or in connection with, such untruth, inaccuracy or breach or any facts or circumstances constituting such untruth, inaccuracy or breach. The Company and NRS shall satisfy their respective obligations for any Losses hereunder by, at the option of the Purchasers, either (i) the wire transfer to the Purchasers of immediately available funds in the amount of such Losses or (ii) the issuance to the Purchasers of an additional number of shares of Preferred Stock calculated by dividing the amount of such Losses by $1.60.

8I. Successors and Assigns. Except as otherwise expressly provided herein, all covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties hereto whether so expressed or not. In addition, and whether or not any express assignment has been made, the provisions of this Agreement which are for any Purchaser’s benefit as a purchaser or holder of Promissory Notes, Preferred Stock or Underlying Common Stock are also for the benefit of, and enforceable by, any subsequent holder of such Promissory Notes, Preferred Stock or Underlying Common Stock.

8J. Generally Accepted Accounting Principles. Where any accounting determination or calculation is required to be made under this Agreement or the exhibits hereto, such determination or calculation (unless otherwise provided) shall be made in accordance with GAAP, consistently applied, except that if because of a change in GAAP the Company or NRS would have to alter a previously utilized accounting method or policy in order to remain in compliance with GAAP, such determination or calculation shall continue to be made in accordance with the Company’s previous accounting methods and policies (unless otherwise directed by the holders of a majority of the outstanding Preferred Stock).

8K. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

8L. Counterparts. This Agreement may be executed simultaneously in two or more counterparts (including by means of telecopied signature pages), any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same Agreement.

8M. Descriptive Headings; Interpretation. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement. Each defined term used in this Agreement shall have a comparable meaning when used in its plural or singular form. The use of the word “including” herein shall mean “including without limitation” and, unless the context otherwise required, “neither,” “nor,” “any,” “either” and “or” shall not be exclusive. The parties hereto intend that each representation, warranty and covenant contained herein and in each of the exhibits attached hereto shall have independent significance. If any party has breached any representation, warranty or covenant contained herein or therein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party has not breached shall not detract from or mitigate the fact that such party is in breach of the first representation, warranty or covenant. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

8N. Governing Law. The corporate law of the State of Delaware shall govern all issues concerning the relative rights of the Company and its stockholders. All other issues and questions concerning the construction, validity, enforcement and interpretation of this Agreement and the Schedules hereto shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

8O. Dispute Resolution.

(i) In the event of any dispute or disagreement between the Parties following the Closing as to the interpretation of any provision of this Agreement or the performance of any obligations hereunder, the matter, upon the written request of any Party, shall be referred to representatives of the Parties for decision (the “Representatives”). The Representatives shall promptly meet in a good faith effort to resolve the dispute. If the Representatives do not agree upon a decision within 30 calendar days after reference of the matter to them, the Purchasers, in their sole discretion, may elect on a non-exclusive basis to have such disputes resolved in accordance with subparagraph (ii) below.

(ii) At the Purchasers’ election, any controversy, dispute or claim arising out of or relating in any way to this Agreement or the transactions arising hereunder that cannot be resolved by negotiation pursuant to Paragraph 8O(i) above shall be settled exclusively by arbitration in Spokane, Washington. Such arbitration shall be administered by the Center for Public Resources Institute for Dispute Resolutions (the “Institute”) in accordance with its then prevailing Rules for Non-Administered Arbitration of Business Disputes (except as otherwise provided herein) by one independent and impartial arbitrator who shall be selected by the Company and the Purchasers in accordance with such Rules. Notwithstanding anything to the contrary provided in Paragraph 8N hereof, the arbitration shall be governed by the United States Arbitration Act, 9 U.S.C. § et seq. The fees and expenses of the Institute and the arbitrator shall be shared equally by the Company on the one hand and the Purchasers on the other hand and advanced by them from time to time as required; provided that, at the conclusion of the arbitration, the arbitrator shall award costs and expenses (including the costs of the arbitration previously advanced and the fees and expenses of attorneys, accountants and other experts). The arbitrator shall permit and facilitate such discovery as the Purchasers shall reasonably request. The arbitrator shall render his or her award within 30 days of the conclusion of the arbitration hearing. The arbitrator shall be expressly empowered to determine the amount of any Losses subject to indemnification hereunder in accordance with the terms and provisions of this Agreement. Notwithstanding anything to the contrary provided in this Paragraph 8O(ii) and without prejudice to the above procedures, the Purchasers may apply to any court of competent jurisdiction for temporary injunctive or other provisional judicial relief if such action is necessary to avoid irreparable damage or to preserve the status quo until such time as the arbitrator is selected and available to hear such Party’s request for temporary relief. The award rendered by the arbitrator shall be final and not subject to judicial review (absent manifest error), and judgment thereon may be entered in any court of competent jurisdiction. Notwithstanding anything to the contrary provided in this Paragraph 8O, the Purchasers may elect to enforce any of the provisions of this Agreement and the Transaction Agreements and the Exhibits attached hereto and thereto by application to a court of competent jurisdiction for equitable or legal relief (including damages or injunctive relief) rather than pursuant to the above procedures.

8P. Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when delivered personally to the recipient, sent to the recipient by reputable overnight courier service (charges prepaid) or mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid. Such notices, demands and other communications shall be sent to each Purchaser at the address indicated on the Schedule of Purchasers attached hereto, to each Management Member at the address indicated on the Schedule of Management Members attached hereto and to the Company at the address indicated below:

Nighthawk Radiology Holdings, Inc.

250 Northwest Blvd., #202

Coeur d’Alene, Idaho 83814

Telephone: (208) 292-2251

Telecopy:   (208) 664-2720

Attention:  Chief Executive Officer

With a copy to:

(which shall not constitute notice to the Company)

Wilson Sonsini Goodrich & Rosati

5300 Carillon Point

Kirkland, Washington 98033

Telephone: (425) 576-5800

Telecopy:   (425) 576-5899

Attention:   Patrick Schultheis, Esq.

                   Mark Handfelt, Esq.

or to such other address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party.

*    *    *    *    *

IN WITNESS WHEREOF, the parties hereto have executed this Securities Purchase and Contribution Agreement on the date first written above.

NIGHTHAWK RADIOLOGY HOLDINGS, INC.

By:	/s/ Paul E. Berger, M.D.
Paul E. Berger, M.D.

NIGHTHAWK RADIOLOGY SERVICES, LLC

By:	/s/ Paul E. Berger, M.D.
Paul E. Berger, M.D.

SUMMIT VENTURES VI-A, L.P.

By:	Summit Partners VI (GP), L.P.
Its:	General Partner

By:	Summit Partners VI (GP), LLC
Its:	General Partner

By:	/s/ Peter Chung
Its:	Member

SUMMIT VENTURES VI-B, L.P.

By:	Summit Partners VI (GP), L.P.
Its:	General Partner

By:	Summit Partners VI (GP), LLC
Its:	General Partner

By:	/s/ Peter Chung
Its:	Member

SUMMIT VI ADVISORS FUND, L.P.

By:	Summit Partners VI (GP), L.P.
Its:	General Partner

By:	Summit Partners VI (GP), LLC
Its:	General Partner

By:	/s/ Peter Chung
Its:	Member

SUMMIT VI ENTREPRENEURS FUND, L.P.

By:	Summit Partners VI (GP), L.P.
Its:	General Partner

By:	Summit Partners VI (GP), LLC
Its:	General Partner

By:	/s/ Peter Chung
Its:	Member

SUMMIT INVESTORS VI, L.P.

By:	Summit Partners VI (GP), L.P.
Its:	General Partner

By:	Summit Partners VI (GP), LLC
Its:	General Partner

By:	/s/ Peter Chung
Its:	Member

SUMMIT SUBORDINATED DEBT FUND II, L.P.

By:	Summit Partners SD II, L.P.
Its:	General Partner

By:	/s/ Peter Chung
Its:	Member

/s/ Paul E. Berger, M.D.
Paul E. Berger, M.D.

/s/ Jon D. Berger
Jon D. Berger

/s/ Christopher R. Huber
Christopher R. Huber

SCHEDULE OF PURCHASERS

Purchasers	No. of Shares of Preferred Stock	Stock Purchase Price	Initial Principal of Promissory Notes	Aggregate Stock Purchase Price and Note Purchase Price
Summit Ventures VI-A, L.P.	5,312,424	$8,499,878.40	$5,013,766.45	$13,513,644.85
Summit Ventures VI-B, L.P.	2,215,492	$3,544,787.20	$2,090,940.23	$5,635,727.43
Summit VI Advisors Fund, L.P.	110,484	$176,774.40	$104,272.31	$281,046.71
Summit VI Entrepreneurs Fund, L.P.	169,629	$271,406.40	$160,093.02	$431,499.42
Summit Investors VI, L.P.	63,065	$100,904.00	$59,518.99	$160,422.99
Summit Subordinated Debt Fund II, L.P.	253,906	$406,249.60	$4,571,409.00	$4,977,658.60

Total	8,125,000	$13,000,000	$12,000,000	$25,000,000

c/o Summit Partners, L.P.

499 Hamilton Avenue

Suite 200

Palo Alto, California 94301

Telephone:	(650) 321-1166
Telecopy:	(650) 321-1188
Attention:	Mr. Peter Y. Chung
Mr. J. Scott Carter

With a copy to:

(which shall not constitute notice to the Purchasers)

Kirkland & Ellis LLP

200 East Randolph Drive

Chicago, Illinois 60601

Telephone:	(312) 861-2000
Telecopy:	(312) 861-2200
Attention:	Ted H. Zook, P.C.

SCHEDULE OF MANAGEMENT MEMBERS

Names and Addresses	No. of Shares of Common Stock	No. of Management Units
Paul E. Berger, M.D. P.O. Box 639 Coeur d’Alene, Idaho 83816	10,571,785	169.75

Jon D. Berger 835 Centennial Court Coeur d’Alene, Idaho 83814	5,160,536	83.00

Christopher R. Huber 746 Dundee Drive Post Falls, Idaho 83854	5,160,536	83.00

Total	20,892,857	335.75